SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-1

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

       CHELL GROUP CORPORATION                          11-2805051
(Incorporated in the State of New York)  (I.R.S. Employee Identification Number)

                                      4841
            (Primary Standard Industrial Classification Code Number)

                                 14 Meteor Drive
                            Toronto, Ontario M9W 1A4
                                 (416) 675-6666
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                            Frederick M. Mintz, Esq.
                              Mintz & Fraade, P.C.
                               488 Madison Avenue
                               New York, NY 10022
                                 (212) 486-2500
          (Name and Address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale of the securities to the public:

      As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         Calculation of registration fee

                                              Proposed         Proposed
     Title of                                  maximum          maximum
 Securities to be          Amount to be     offering price     aggregate          Amount of
    registered            registered (1)    per share (2)    offering price    registration fee
    ----------            --------------    -------------    --------------    ----------------
      Common
 Stock, par value           8,670,000           $2.00          $17,340,000        $4,335.00
     $0.0467

(1) For the account of certain Selling Shareholders. Includes 1,928,267 shares of our Common Stock which are issuable upon conversion by the shareholders of 1,928,267 shares of Common Stock of our subsidiary, Chell Merchant Capital Group.

(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(c) of the Securities Act, the registration fee has been calculated based upon the closing sale price as reported by NASDAQ Small-Cap Market for our Common Stock on February 9, 2001.

      We hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until we shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      This Prospectus relates to an offering by certain selling shareholders, which we refer to as Selling Shareholders of an aggregate of up to 8,670,000 shares of our Common Stock. We will not receive any of the proceeds from the sale of Common Stock by the Selling Shareholders.

      The Common Stock may be offered from time to time by the Selling Shareholders through ordinary brokerage transactions in the over-the-counter market, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices.

      The Common Stock is traded in the over-the-counter market and is quoted on the NASDAQ Small-Cap Market under the symbol CHEL. On February 9, 2001, the closing sale price of the Common Stock as reported by NASDAQ was $2.00.

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.

SEE RISK FACTORS COMMENCING ON PAGE 6

THESE SECURITIES HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is February 15, 2001

                                TABLE OF CONTENTS

Prospectus Summary.............................................................1
Forward Looking Statements.....................................................5
Risk Factors...................................................................6
Use of Proceeds...............................................................19
Selling Stockholders..........................................................19
Plan of Distribution..........................................................20
Description of Securities to be Registered....................................21
Legal Matters.................................................................23
Experts.......................................................................23
Description of Business.......................................................23
Management's Discussion and Analysis of Financial Condition
and Results of Operations.....................................................43
Certain Relationships and Related Transactions................................63

                              Available information

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, registration statements, proxy statements and other information filed by us with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549, and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the World Wide Web site is http://www.sec.gov.

      We have filed with the Commission a registration statement on Form S-1 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to our Common Stock which is the subject of this Registration Statement. This Prospectus which constitutes part of the Registration Statement does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to us and the securities offered hereby, reference is made to the Registration Statement and the exhibits and the financial statements, notes and schedules filed as a part thereof or incorporated by reference therein, which may be inspected at the public reference facilities of the Commission at the addresses set forth above or through the Commission's World Wide Web site.

      Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of such contract or document filed as an exhibit to the Registration Statement.

                               Prospectus summary

      The following summary highlights certain information from this prospectus and may not contain all the information you may find important to your decision to invest in our securities. To understand this prospectus fully, you should read the entire prospectus carefully, including the financial information following this prospectus. Our actual results could differ materially from those currently anticipated due to a number of factors including those identified under "Risk Factors" and elsewhere in this Prospectus. For simplicity, we use the terms "we" and "our" to refer to the corporation.

Our business

      We are engaged in the business of providing merchant capital services, interactive entertainment services and electronic/online products and services. Our revenue is primarily generated through three of our operating subsidiaries, being Chell Merchant Capital Group Inc., an Ontario corporation, which we refer to as our Merchant Capital Group subsidiary, GalaVu Entertainment Network Inc., which we refer to as our GalaVu subsidiary, and NTN Interactive Network Inc., which we refer to as our NTN IN subsidiary, and two of NTN IN's subsidiaries, being, Interlynx Multimedia Inc., which we refer to as Interlynx, and Magic Lantern Communications Ltd., which we refer to as Magic Lantern, and a subsidiary of Magic Lantern, Sonoptic Technologies Inc., which we refer to as Sonoptic.

      The following is an organization chart of the Corporation:

                                        -----------
                                        CHELL GROUP
                                        CORPORATION
                                        -----------
                                             |
                                             |
             --------------------------------------------------------------------------------------------
             |                       |                     |                |               |           |
    ---------------------       ---------------       -----------    --------------         |       ---------
    Gala Vu Entertainment       NTN Interactive         348751       Chell Merchant         |       Chell.com
        Network, Inc.            Network, Inc.        Canada Inc.     Capital Group         |        USA Inc.
    ---------------------       ---------------       -----------    --------------         |       ---------
                                   |                                        |               |
                                   |                                     27%|               |
                                   |                                        |               |
                                   |                                        |               |
                                   |                               -------------------      |
                                   |                               eSupplies (Alberta)      |
                                   |                                     Ltd.(2)            |
                           ----------------                        -------------------      |
                          |                |                                                |
                       ----------   --------------                                          |
                        Interlynx   Magic Lantern                                           |
                       Multimedia   Communications                                          |
                          Inc.           Ltd.                                               |
                       ----------   --------------                                          |
                                          |                                                 |
                                          |                            -----------          |
                                          |                            Engyro Inc. -------- |   34%
     ------------------------------------------                        -----------          |
     |                     |                   |                                            |
--------------    ------------------    ---------------                                     |
                                        Viewer Services                                     |
Tutorbuddy.com         Sonoptic         1113659 Ontario                 ----------          |
     Inc.         Technologies, Inc.          Ltd.                      cDemo Inc. -------- | 14.3%
--------------    ------------------    ---------------                 ----------          |
                         75%                                                                |
                                                                   -------------------      |
                                                                       Application    -------   12.75%
                                                                   Station.com Inc.(3)
                                                                   -------------------

(1) All subsidiaries are 100% owned unless otherwise stated.

(2) These shares are being held in escrow pursuant to an escrow agreement dated October 11, 2000. The shares shall be released upon our board of directors determination that the course of business taken by eSupplies fits with the Corporation's business model and provides significant value to us. If such determination is not made on or prior to October 12, 2001, such shares shall be returned to Cameron Chell.

(3) The shares will be acquired in a transaction that is scheduled to close thirty (30) days from the date of the filing of this Registration Statement.

      The Corporation currently conducts its business through ten directly or indirectly owned subsidiaries and four investment companies.

Subsidiaries

         o    Chell Merchant Capital Group Inc.
         o    NTN Interactive Network, Inc.
         o    GalaVu Entertainment Network, Inc.
         o    Magic Lantern Communications Ltd.
         o    Sonoptic Technologies, Inc.
         o    1113659 Ontario Ltd., operating as Viewer Services
         o    Tutorbuddy.com Inc.
         o    Interlynx Multimedia Inc.
         o    348751 Canada Inc.
         o    Chell.com USA Inc.

Investment

         o    Engyro, Inc.
         o    cDemo Inc.
         o    ApplicationStation.com Inc.
         o    eSupplies (Alberta) Ltd.

The offering

Securities Offered                   8,670,000(1) shares of Common Stock

Common Stock Outstanding             8,429,621 shares

Use of Proceeds                      We will not receive any proceeds from sales
                                     of Common Stock by the Selling Shareholders

Risk Factors                         Prospective investors should consider
                                     carefully certain Risk Factors, which we outline commencing on page 6, relating to an investment in us.

NASDAQ Symbol                        CHEL

----------
(1) This includes options that are convertible into shares of our common stock.

                Statement of Operations Data (Canadian Dollars):

                              Year Ended August 31,

-----------------------------------------------------------------------------------------------------------------
                          2000               1999                1998               1997                1996
                          ----               ----                ----               ----                ----
-----------------------------------------------------------------------------------------------------------------
Operating
Revenue              Cdn$19,694,046      Cdn$13,420,642      Cdn$14,771,972     Cdn$10,351,689      Cdn$6,318,251
-----------------------------------------------------------------------------------------------------------------
Cost of Sales             7,657,960           5,155,883           5,515,241          3,395,898          2,223,916
-----------------------------------------------------------------------------------------------------------------
Gross Profit             12,036,086           8,264,759           9,256,731          6,955,791          4,094,335
-----------------------------------------------------------------------------------------------------------------
Net income
(loss)                   (1,985,842)           (971,497)            618,065            609,387            541,059
-----------------------------------------------------------------------------------------------------------------
Net income (loss)
per share*                     (.69)               (.36)                .24                .25                .25
-----------------------------------------------------------------------------------------------------------------
Weighted
average number
of shares
outstanding               2,873,042           2,635,050           2,550,805          2,441,992          2,144,175
-----------------------------------------------------------------------------------------------------------------

               Special note concerning forward looking statements

      Prospective investors should carefully consider the following risk factors, in addition to the other information contained in this Registration Statement, in evaluating an investment in the Securities offered hereby. This Registration Statement contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Registration Statement.

      The ownership and trading of our shares of common stock are speculative and offer a high degree of risk, including, but not necessarily limited to, the risk factors described below. One should carefully consider the following risk factors inherent in and affecting our business before making an investment decision.

                                  Risk factors

We may not have operating income or net income in the future.

      During the fiscal years ended August 31, 1999 and August 31, 2000, we had an operating loss of approximately $1,000,000 and $2,000,000, respectively. We anticipate continuing to incur significant operating expenses in the future including significant cost of revenues, selling, general and administrative and amortization expenses. As a result, we expect to continue to incur operating losses and may not have enough money to grow our business in the future.

      Other factors which may affect our operating results include, but are not limited to, the following:

            o our ability to attract users and provide customer satisfaction;

            o our ability to operate our web site without service interruptions or technical problems and to accommodate increasing traffic and volume of transactions;

            o the success of our marketing campaigns and our ability to develop brand recognition;

            o     the level of use of the Internet and online services;

            o general consumer acceptance of the Internet and online services for conducting commerce;

            o consumer confidence in the security of transactions over the Internet;

            o our ability to develop our systems and infrastructure so as to accommodate growth and incorporate technological advances;

            o     our ability to recruit and retain qualified personnel;

            o the cost and availability of advertising in traditional media and on the Internet;

            o the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure;

            o     regulation by federal or local governments; and

            o general economic conditions and economic conditions specific to the Internet and electronic commerce.

      In addition, we do not have a backlog of business. Our current and future expense levels are based largely upon our plans and estimates of future revenues. In view of the foregoing factors, our revenues and operating results are difficult to forecast.

      Specifically, sales of our products, especially in the hospitality market, are dependent upon discretionary spending by consumers, which may be adversely affected by unfavorable economic conditions. Any decrease in the level of consumer spending on network programming or adverse conditions of any corporation or company relied upon in any way by us could adversely affect our proposed business and prospects. Our future operating results will depend upon numerous factors beyond our control, including the popularity of the sports leagues licensing products to us, the financial health of NTN Communications, Inc., which we refer to as Commmunications, local economic conditions, changes in consumer demographics, the availability and relative popularity of other forms of entertainment, and public tastes and preferences, which may change rapidly and cannot be predicted.

There can be no assurance that we will ever achieve profitability.

      There can be no assurance that we will ever achieve profitability. Our revenues and operating results may fluctuate from quarter to quarter and from year to year due to a combination of factors, including, but not limited to, cost of production, volume of sales and variations in expenditures for personnel and marketing. We may incur significant expenditures for research and development of new products or improvements to our existing products which could adversely affect our ability to generate a profit. There can be no guarantee that we will be able to achieve profitability on a quarterly or annual basis. If we do not achieve profitability, our business will be adversely affected and investors may lose all or substantially all of their investment.

We will need additional financing to develop our products and services and to meet our capital requirements which can cause dilution.

      We continually require additional funds to develop our products and services and shall be dependent upon sources such as:

            o     future earnings;

            o the availability of funds from private sources, including, but not limited to, our shareholders, loans and additional private placements; and

            o the availability of funds from public sources including, but not limited to a public offering of our securities.

      Market conditions for private and public offerings are subject to uncertainty and there can be no assurance when or whether a private and/or public offering shall be successfully completed or that other funds shall be made available to us. In view of our operating history, our ability to obtain additional funds is limited. Such financing may only be available, if at all, upon terms which may not be advantageous to us. If adequate funds are not available from operations or additional sources of financing, our business shall be materially adversely affected.

Our success depends greatly on increased use of the Internet by businesses and individuals.

      Our success depends greatly on increased use of the Internet for advertising, marketing, providing services, and conducting business. Commercial use of the Internet is currently at an early stage of development and the future of the Internet is not clear. In addition, it is not clear how effective advertising on the Internet is in generating business as compared to more traditional types of advertising such as print, television and radio. Because a significant portion of our business depends upon our Internet operating company subsidiaries, our business will suffer if commercial use of the Internet fails to grow in the future.

We may incur significant costs to avoid investment company status and may suffer adverse consequences if we are deemed to be an investment company.

      We may incur significant costs to avoid investment company status and may suffer other adverse consequences if we are deemed to be an investment company under the Investment Company Act of 1940. Some of the our equity investments in other businesses and our venture subsidiaries may constitute investment securities under the Investment Company Act of 1940. A company may be deemed to be an investment company if we own investment securities with a value exceeding 40% of its total assets, subject to certain exclusions. If we were to be deemed an investment company, we would become subject to the requirements of the Investment Company Act of 1940. As a consequence, we would be prohibited from engaging in business or issuing its securities as we have in the past and might be subject to civil and criminal penalties for noncompliance. In addition, certain of our contracts might be voidable, and a court-appointed receiver could take control of us and liquidate our business.

      Although our investment securities currently comprise less than 40% of its total assets, fluctuations in the value of these securities or of other assets may cause this limit to be exceeded. Unless an exclusion or safe harbor were available to us, we would have to attempt to reduce our investment securities as a percentage of its total assets. This reduction can be attempted in a number of ways, including the disposition of investment securities and the acquisition of non-investment security assets. If we were required to sell investment securities, it may sell them sooner than it otherwise would. These sales may be at depressed prices and we may never realize anticipated benefits from, or may incur losses on, these investments. Some investments may not be sold due to contractual or legal restrictions or the inability to locate a suitable buyer. Moreover, we may incur tax liabilities when we sell assets. We may also be unable to purchase additional investment securities that may be important to our operating strategy. If we decide to acquire non-investment security assets, we may not be able to identify and acquire suitable assets and businesses.

Our strategy of expanding our business through acquisitions of other businesses and technologies presents special risks.

      We intend to continue to expand through the acquisition of businesses, technologies, products and services from other businesses. Acquisitions involve a number of special problems, including:

      o difficulty integrating acquired technologies, operations, and personnel with the existing business;

      o diversion of management attention in connection with both negotiating the acquisitions and integrating the assets;

      o strain on managerial and operational resources as management tries to oversee larger operations;

      o     exposure to unforeseen liabilities of acquired companies;

      o potential issuance of securities in connection with the acquisition which securities dilute the rights of holders of our currently outstanding securities;

      o     the need to incur additional debt; and

      o the requirement to record additional future operating costs for the amortization of goodwill and other intangible assets, which amounts could be significant.

      We may not be able to successfully address these problems. Moreover, our future operating results will depend to a significant degree upon our ability to successfully manage growth and integrate acquisitions.

Our strategy of selling assets of, or investments in, the companies which we have acquired and developed presents risks.

      One element of our business plan involves raising cash for working capital for our Application Service Provides, which we refer to as ASP, business by selling, in public or private offerings, some of the companies, or portions of the companies, which we have acquired and developed. Market and other conditions largely beyond our control affect:

      o     our ability to engage in such sales;
      o     the timing of such sales; and
      o     the amount of proceeds from such sales.

      As a result, we may not be able to sell some or all of these assets. In addition, even if we were able to sell we may not be able to do so at favorable prices. If we are unable to sell these assets at favorable prices, our business will be adversely affected.

We own a minority position in Engyro, cDemo, and ApplicationStation.

      As a result of our minority position in each of Engyro, a Delaware corporation which we refer to as Engyro, cDemo, a Delaware corporation which we refer to as cDemo, and ApplicationStation.com Inc., a Delaware corporation which we refer to as ApplicationStation, we do not have the right to control the management and business activities of Engyro, cDemo or ApplicationStation. As of September 19, 2000, pursuant to an Agreement of Purchase and Sale, we acquired 34.1% of Engyro's shares and 14.3% of cDemo's shares. In addition, we have agreed to purchase approximately one-quarter of a 51% interest in ApplicationStation.

      In addition, we also acquired 962,500 shares of eSupplies and 150,000 shares of C Me Run, all of which are currently held in escrow. If the requisite conditions are met to release to us our shares of eSupplies and C Me Run which are currently held in escrow, the same risk applies with respect to eSupplies and C Me Run and we will own a minority position in both eSupplies and C Me Run. Therefore, we will not have the right to control the management and business activities of eSupplies or C Me Run.

The shares of eSupplies and C Me Run are subject to escrow agreements.

      The 962,500 shares in eSupplies (Alberta) Ltd., an Alberta corporation which we refer to as eSupplies, owned by Mr. Cameron Chell are subject to an escrow agreement, pursuant to which, such shares will be restricted from resale until such time as our Board of Directors has reviewed a new business plan and made a determination that the new business direction taken by eSupplies meets our business model and provides value to us. If no favorable determination is made on or prior to October 12, 2001, such shares shall be returned to Mr. Chell.

      A stock certificate representing 150,000 common shares of C Me Run Corp., a Delaware corporation which we refer to as C Me Run, issued to Mr. Cameron Chell and duly endorsed for transfer to us is being held in escrow by Mintz & Fraade, P.C., pursuant to an escrow agreement, is to be released to us upon the occurrence of certain events, including: (i) C Me Run being listed and in good standing on one of the following: (a) the NASD Bulletin Board, (b) the NASDAQ Small Cap, or (c) the National Stock Market and (ii) the trading price of the shares reaching a five (5) day closing price average of US$11. If such events do not occur on or prior to March 31, 2001, such stock certificate shall be returned to Mr. Chell.

The value of our business may fluctuate because the value of some of our assets fluctuates.

      Equity securities of both publicly traded and non-publicly traded companies constitute a portion of our assets. The market price and valuations of such securities may fluctuate due to market conditions and other conditions over which we have no control. Fluctuations in the market price and valuations of such securities may result in fluctuations of the market price of our common shares.

We face security risks.

      The secure transmission of confidential information over public telecommunications facilities is a significant barrier to electronic commerce and communications on the Internet. Many factors may cause compromises or breaches of the security systems we use or other Internet sites to protect proprietary information, including advances in computer and software functionality or new discoveries in the field of cryptography. A compromise of security on the Internet would have a negative effect on the use of the Internet for commerce and communications and negatively impact our business. Security breaches of our activities, our customers and sponsors involving the storage and transmission of proprietary information may expose us to a risk of loss or litigation and possible liability. We cannot assure that our security measures will prevent security breaches.

We do not own the rights to our name.

      We have licensed the names Chell Group Corporation and Chell Merchant Capital Group from Cameron Chell for a yearly fee of $1.00. Should we be unable to maintain the agreement, our ability to widely use the name in connection with the products or services to be rendered by us would cease. Loss of the ability to use our name would have an adverse effect on us.

Computer related securities are subject to volatility in price.

      The stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of any particular company. The market prices of the securities of many publicly-traded companies in the computer industry have in the past been and can be expected in the future to be especially volatile. Factors such as our operating results, announcements by us or our competitors concerning technological innovations, new products or systems may have a significant impact upon the market price of our securities.

We are open to exchange losses due to our operations being located in Canada.

      It is expected that a significant portion of our revenues may be received in U.S. dollars and a large portion of our expenses will be incurred in Canadian dollars. As a result, increases in the value of the Canadian dollar relative to the U.S. dollar could have a material adverse effect on our results of operations in the future. To the extent that we do not fully hedge our currency exposure and exchange risk or are not able to or do not raise our prices to reflect an adverse change in exchange rates, the operating results of our business would be adversely affected.

We are subject to intense competition in our existing and intended business areas and those of Engyro, cDemo, and Application Station.

      Competition in the hospitality market and the market for Internet products and services is highly competitive. Moreover, the market for Internet products and services lacks significant barriers to entry, enabling new businesses to enter this market relatively easily. Competition in the market for Internet products and services may intensify in the future. Numerous well-established companies and smaller entrepreneurial companies are focusing significant resources on developing and marketing products and services that will compete with our products and services. In addition, many of our current and potential competitors have greater financial, technical, operational and marketing resources. We may not be able to compete successfully against these competitors in selling our goods and services. Competitive pressures may also force prices for Internet goods and services down and such price reductions may reduce our revenues.

      Competitors with superior resources may be able to bring new, better and cheaper products to the market more quickly than us, Engyro, cDemo, and ApplicationStation thereby gaining a competitive edge. We, Engyro, cDemo and ApplicationStation each believe that the quality of our respective goods and services combined with the expertise of our respective management should give each of us a competitive edge. However, there can be no assurance that we will each be able to compete successfully or that competitive pressures faced by each of us will not have a material adverse effect upon each of our businesses, operating results and financial condition.

      In addition, if the requisite conditions are met to release to us our shares of eSupplies and C Me Run which are currently held in escrow, the same risk applies with respect to eSupplies and C Me Run.

We place strains on our managerial, operational and financial resources.

      Our rapid growth has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources. Further, as the number of our users, advertisers and other business partners grows, we will be required to manage multiple relationships with various customers, strategic partners and other third parties. Our further growth or an increase in the number of our strategic relationships will increase the strain on our managerial, operational and financial resources, inhibiting our ability to achieve the rapid execution necessary to successfully implement our business plan. In addition, our future success will also depend on our ability to expand our sales and marketing organization and our support organization commensurate with the growth of our business and the Internet.

Our ownership is concentrated

      Cameron Chell, the President and Chief Executive Officer, beneficially owns approximately 70.3% of our outstanding common shares. As a result, Mr. Chell possesses significant influence over us on matters, including the election of directors. The concentration of our share ownership may:

      o     delay or prevent a change in our control;

      o impede a merger, consolidation, takeover, or other transaction involving us; or

      o discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

We may not be able to keep pace with technological advances and may face technological obsolescence.

      The computer industry and related businesses are marked by rapid and significant technological development and change. It is possible that our technology and services will be rendered obsolete by ongoing technological developments. There also is no assurance that we will be able to respond effectively to technological changes. Our ability to compete is dependent in large part upon our continued ability to enhance and improve our products and technologies, our ability to adapt our services to evolving industry standards and our ability to continually improve the performance, features and reliability of our service and product offerings. In order to do so, we must effectively utilize and expand our research and development capabilities, and, once developed, expeditiously convert new technology into products and processes which can be commercialized. Our competitors may succeed in tapping into markets previously monopolized by us by developing technologies, products and processes that render our processes and products obsolete. Our development efforts are subject to all the risks inherent in the development of new products and technologies, including unanticipated delays, expenses, technical problems or difficulties, as well as the possible insufficiency of funds to satisfactorily complete development, which could result in abandonment or substantial change in product commercialization. There can be no assurance that product development efforts will be successfully completed on a timely basis, or at all, or that unanticipated events will not occur which would result in increased costs or material delays in product development or commercialization.

We may not be able to foresee marketplace changes.

      The marketplace for our products is constantly undergoing change. As a result, it is difficult to predict the demand for our products.

We may not be able to obtain the financing required to continue operation.

      We typically need more capital than we have available to us or that we can expect to generate. We expect we will have to raise, by way of debt or equity financing, considerable funds in addition to the funds being raised hereunder in order to meet our continuing needs and to develop our businesses. There is no guarantee that we will be able to raise the funds needed for our business. Failure to raise the necessary funds or raise them in a timely fashion could seriously retard our growth.

We have never paid dividends.

      To date, we have not paid any dividends on our common shares and we do not expect to declare or pay dividends on our common shares in the foreseeable future.

We indemnify our directors and officers.

      We have taken out insurance for each of our directors and officers against liabilities imposed upon them (including reasonable amounts paid in settlement) and expenses incurred by them in connection with any claim made against him or any action, suit or proceeding to which he may be a party by reason of his being or having been a director or officer of us. The foregoing may reduce the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from suing directors for breaches of their duty of care, even though such an action, if successful, might otherwise benefit us and our shareholders.

Our success depends upon the continued services of current management and directors.

      We are substantially dependent upon the continued services of our current management and the current management of Engyro, ApplicationStation and cDemo.

      There can be no assurance that we will negotiate employment agreements with any employees or that any negotiations will be successfully completed.

      If the requisite conditions are met to release our shares of eSupplies and C Me Run which are currently held in escrow, the same risk applies with respect to eSupplies and C Me Run.

We do not maintain "key man" life insurance on the life of any of our employees.

      To the extent that the services of key personnel become unavailable, we shall be required to retain other qualified persons and there can be no assurance that we shall be able to employ qualified persons upon acceptable terms.

      If the requisite conditions are met to release our shares of eSupplies and C Me Run which are currently held in escrow, the same risk applies with respect to eSupplies and C Me Run.

Not all of our Officers and Directors nor those of Engryo, cDemo and ApplicationStation will be full time employees.

      To the extent that our Officers and Directors and those of Engryo, cDemo and ApplicationStation are not full time employees, the transactions which are described in this Registration Statement involve or may involve conflicts of interest among the persons who are associated with this transaction including, but not limited to, engaging in other businesses similar or dissimilar to Engryo, cDemo and ApplicationStation and allocating their time and services between Engryo, cDemo and ApplicationStation and any such other entities.

      If the requisite conditions are met to release our shares of eSupplies and C Me Run which are currently held in escrow, the same risk applies with respect to eSupplies and C Me Run.

We may not be able to retain or attract highly qualified personnel.

      Our success is dependent, among other things, upon our ability to attract and retain highly qualified personnel. Competition for such personnel is intense and there can be no assurance that we shall be able to attract and retain the personnel necessary for the development and operation of our businesses. The loss of the services of any such personnel may have a material adverse effect upon our financial condition and our existing or planned operations.

The nature of the Internet based markets are in their early stages and rapidly evolving

      The Internet based markets which we and our subsidiaries intend to utilize for our products and services have only recently commenced and are rapidly evolving. The markets are characterized by an increasing number of market entrants who have introduced or developed products and services similar to our products and our subsidiaries, thereby, making the demand and market acceptance for recently introduced products or services, such as our products and services and our subsidiaries, subject to a high level of uncertainty and risk. If the market fails to develop, or develops more slowly than is expected, or becomes saturated with competitors, or if our goods and services and our subsidiaries do not achieve or sustain market acceptance, our business, operating results and financial conditions shall be adversely affected and the may not be able to continue in business.

Regulation of the Internet could have an adverse effect on us.

      There are currently few laws or regulations directly applicable to the Internet. However, based upon the increasing popularity and use of the Internet, a number of legislative and regulatory proposals are under consideration, and there is a possibility that a number of laws and regulations may be adopted with respect to the Internet, relating to such issues as, user privacy, taxation, infringement, pricing, and quality of products and services. Although we and our subsidiaries will make every effort to comply with applicable regulations, there can be no assurance of their ability to do so. Additionally, the adoption of such laws and regulations may decrease growth in the use of the Internet. Therefore, if we and our subsidiaries are unable to comply with new laws and regulations, or Internet use decreases as a result, their business, operations and financial conditions would be adversely affected.

We are dependent on the credit worthiness of our customers.

      In common with many businesses, credit risk is dependent upon the type of customer which we service. An inability to collect substantial sums of monies owed to us each year could have an adverse effect upon us.

We rely upon the services of NTN Communications, Inc.

      All programming for our hospitality network is furnished by Communications and is supplied through independent transmission companies. In addition, Communications is our sole supplier of selected components of Network Subscribers Systems including Playmakers. We have no equity interest in Communications and the long-term viability of our Network business is dependent upon the continued availability of program content services originating at Communications' Broadcast Center. If Communications ceases operations or terminates program content services, we believe, but cannot assure, that services of the nature, quantity, and quality currently provided by Communications would become available from others. Any interruption in program content services would result in an interruption in those services normally delivered to subscribers. Other services would continue, including the availability of interactive programs and games, although the content of such games would remain static. As of September 30, 2000, NTN Communications, Inc. had shareholders' equity of US$6,108,000 and working capital of US$35,000 according to its unaudited balance sheet included in its quarterly report. NTN Communications, Inc. has reported a quarterly net loss for September 2000 of US$1,208,000, a quarterly net loss for June 2000 of US$2,469,000 and a quarterly net loss for March 2000 of US$194,000. It reported a net loss for the year ended December 31, 1999 of US$2,498,000. We have not formulated our course of action if Communications ceases operations or alters the availability or terms of continued availability of program content services. Accordingly, we are substantially dependent upon the continued existence of Communications.

We rely upon satellite communications systems

      In view of our dependence upon satellite technologies, an operating failure to one or more of the broadcast satellites, upon which we depend, could conceivably render the whole network useless for an indefinite period of time.

We may not be able to maintain our advertising revenues.

      Although we are not entirely dependent upon advertising revenue, any adverse economic condition can cause advertising and sponsorship revenues to fall to levels which could adversely affect our financial condition.

The markets in which we intend to compete are subject to rapid technological change.

      The markets in which we intend to compete are characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements, and changing customer demands. These market characteristics are exacerbated by the emerging nature of the Web and the apparent need of companies from a multitude of industries to offer web based products and services. Accordingly, our future success will depend upon our ability to adapt to rapidly changing technologies, our ability to adapt our services to evolving industry standards and our ability to continually improve the performance, features and reliability of our service and product offerings. Our failure to adapt to such changes and evolution could have a materially adverse effect upon our business, resulting operations and financial condition.

Industry Factors

      Sales of our products, especially within the hospitality market, are dependent on discretionary spending by consumers, which may be adversely affected by unfavorable economic conditions. Any decrease in the level of consumer spending on network programming or adverse conditions on any corporation or company relied upon in any way by us could adversely affect our proposed business and prospects. Our future operating results will depend on numerous factors beyond our control, including the popularity of the sports leagues licensing products to us, the continued financial health of Communications, local economic conditions, changes in consumer demographics, the availability and relative popularity of other forms of entertainment, and public tastes and preferences, which may change rapidly and cannot be predicted.

Market Expansion

      We and our subsidiaries intend, subject to availability of funds, to implement an aggressive marketing program to take advantage of what we believe are significant market opportunities. There can be no assurance that the targeted market shall accept our products or services, or even if accepted, shall be of sufficient volume to enable them to be profitable. Significant expenditures, management resources and time shall be required to develop broader distribution channels. There can be no assurance that we and our subsidiaries shall be successful in gaining market acceptance of our products or services.

      If the requisite conditions are met to release to us our shares of eSupplies and C Me Run which are currently held in escrow, the same risk applies with respect to eSupplies and C Me Run.

Lack of Operating History

      cDemo and Engyro have not commenced operations and are entering a highly competitive market. Investors should be aware of the difficulties that cDemo and Engyro will encounter, since cDemo and Engyro are recently formed companies and have not commenced operations, including, but not limited to, competition and unanticipated costs and expenses. There can be no assurance that cDemo and Engyro will ever realize a positive net cash flow from their planned operations. If the business and development plans of cDemo and Engyro prove to be unsuccessful, they may not be able to continue in business and any value attached to their shares will be lost.

      If the requisite conditions are met to release to us our shares of eSupplies and C Me Run which are currently held in escrow, the same risk applies with respect to eSupplies and C Me Run. eSupplies may still be considered to be in its early stage. Shareholders should be aware of the difficulties, which are generally encountered by an enterprise in its early stages, including, but not limited to, marketing, competition and unanticipated costs and expenses. In view of the fact that eSupplies is a relatively new venture with no established revenues and no record of profits, there is no substantial record at this time upon which to base an assumption that eSupplies' plans will prove successful.

In view of the fact that Engryo, cDemo and ApplicationStation are recently formed entities and have limited historical financial data upon which to base their planned operating expenses, it is likely that revenues and operating results will fluctuate.

      cDemo, Engyro and ApplicationStation are recently formed entities and have limited historical financial data upon which to base their planned operating expenses. Accordingly, the expense levels of cDemo, Engyro and ApplicationStation are based in part upon their respective managements, estimates and expectations with respect to future revenue and anticipated growth. In view of a number of factors, the revenues and operating results of cDemo, Engyro and ApplicationStation may fluctuate from quarter to quarter. Such factors include, but are not limited to, variations in expenditures for personnel and marketing, interest in their products and services and sales, resulting from the introduction of new systems or services by cDemo, Engyro and ApplicationStation and their competitors, and general economic conditions. In view of such factors, there can be no assurance that cDemo, Engyro and ApplicationStation shall be able to attain profitability on a quarterly or annual basis.

      If the requisite conditions are met to release to us our shares of eSupplies and C Me Run which are currently held in escrow, the same risk applies with respect to eSupplies and C Me Run.

There is a conflict of interest among those persons who are associated with us.

      There are potential conflicts of interest to which our directors and officers will be subject in connection with our operations. Our directors and officers may be engaged in business activities on their own behalf and situations may arise where our directors and officers will be in direct competition with us. The conflicts of interest will be dealt with in the manner required by the laws applicable to us.

Our board of directors has the right to authorize "Blank Check" Preferred Stock.

      Our directors, within the limitations and restrictions contained in our Certificate of Incorporation and without further action by our stockholders, have the authority to issue shares of Preferred Stock from time to time in one or more series and to fix the number of shares and the relative rights, conversion rights, voting rights, and terms of redemption, liquidation preferences and any other preferences, special rights and qualifications of any such series. We have no intention of issuing Preferred Stock at the present time. Any issuance of Preferred Stock could adversely affect the rights of holders of Common Stock.

Resignation of Previous Auditors

      On October 12, 2000, Ernst & Young LLP ("E&Y"), the independent accountants who were engaged as the principal accountants to audit our financial statements resigned as our certifying accountants. E&Y's report on our financial statements as at August 31, 1999 and for the two years then ended contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. During our the fiscal years ended August 31, 1999 and during the subsequent interim period preceding E&Y's resignation we had no disagreement with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. The facts and circumstances that relate to E&Y's resignation, as far as they are known to us, are as follows:

            E&Y served as our certifying accountant since 1995. E&Y orally informed us that pursuant to E&Y's internal rules, E&Y would resign as our certifying accountant since it was unwilling and therefore unable to rely upon the representations of Mr. Cameron Chell, the Corporation's President and Chief Executive Officer, due to the existence of a Settlement Agreement dated November 6, 1998, between Cameron Chell, and the Alberta Stock Exchange (the "Settlement Agreement"). On April 3, 2000, our board of directors appointed Mr. Chell as a director and elected him as our Chair; on April 3, 2000, Chell.com. Ltd., an Alberta corporation wholly-owned by Mr. Chell, which we refer to as Chell.com, purchased approximately 16% of our issued and outstanding common stock; and on April 7, 2000, we advised E&Y of the existence of the Settlement Agreement. Pursuant to the Settlement Agreement, Mr. Chell acknowledged the existence of certain facts that occurred during 1996 and 1997 while Mr. Chell was a registered representative in Alberta, Canada, licensed by the Alberta Securities Commission, and he agreed to certain restrictions imposed by the Alberta Stock Exchange and to pay a CN$25,000 civil fine.

            We have subsequently hired the accounting firm of Lazar, Levine and Felix LLP as our certifying accountant.

                                 Use of proceeds

      We will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders. We have agreed to pay certain expenses in connection with this offering, currently estimated to be approximately $100,000.

                              Selling stockholders

      An aggregate of up to 8,670,000 shares may be sold pursuant to this Prospectus by the Selling Shareholders. As described elsewhere in this Registration Statement, the Selling Shareholders have either held a position or office with us or had a material relationship with us. We will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders.

      The following table sets forth certain information with respect to the Selling Shareholders:

--------------------------------------------------------------------------------
    Selling         Shares Owned         Shares      Shares Owned  Percentage of
  Stockholder         Prior to         Registered        After      Shares after
                      Offering                        Offering(1)     Offering
--------------------------------------------------------------------------------

Chell.com Ltd. (2)   5,325,049          5,325,049          0             0%
--------------------------------------------------------------------------------

Cameron Chell (3)    1,898,227          1,898,227          0             0%
--------------------------------------------------------------------------------
Peter Rona (4)         107,143            107,143          0             0%
--------------------------------------------------------------------------------
iCapital               122,500            122,500          0             0%
--------------------------------------------------------------------------------
Naveen Chanana          22,500             22,500          0             0%
--------------------------------------------------------------------------------

Bruce Elliot            21,974             21,974          0             0%
--------------------------------------------------------------------------------
WYWITB PTY Limited     112,750            112,750          0             0%
--------------------------------------------------------------------------------
CALP II Limited
Partnership          1,551,868          1,551,868          0             0%
--------------------------------------------------------------------------------

(1) Assumes all of the shares offered hereby are sold by the Selling
Shareholders.

(2) Messrs. Frank Killoran, David Bolink and Gord Herman, each a director on our board of directors, own options to acquire 370,428, 467,121 and 498,354 shares respectively of Engyro (or, in the event of a sale, conversion or exchange of such shares by Chell.com the option applies to shares received by Chell.com in exchange therefor) from Chell.com at a total price of $1.00 from each recipient.

(3) Includes shares which are issuable upon conversion of 1,476,398 exchangeable shares of our Chell Merchant Capital Group subsidiary

(4) Includes 107,143 shares issuable upon conversion of our Preferred Stock.

                              Plan of distribution

      The Common Stock will be offered and sold from time to time as market conditions permit in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The shares offered hereby may be sold by one or more of the following methods, without limitation: (a) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the Selling Shareholder may arrange for other brokers or dealers to participate. Such broker or dealers may receive commissions or discounts from the Selling Shareholder in amounts to be negotiated. Such brokers and dealers and any other participating brokers or dealers may be deemed to be "underwriters" within in the meaning of the Securities Act, in connection with such sales. Any commissions, discounts or other fees payable to a broker, dealer or market maker in connection with the sale of any Common Stock will be borne by the Selling Stockholder.

Exchange Rates

      This Registration Statement contains conversions of certain amounts in Canadian dollars ("Cdn$") into United States dollars ("US$") based upon the exchange rate in effect at the end of the period to which the amount relates, or the exchange rate on the date specified. For such purposes, the exchange rate means the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). These translations should not be construed as representations that the Canadian dollar amounts actually represent such U.S. dollar amounts or that Canadian dollars could be converted into U.S. dollars at the rate indicated or at any other rate. The Noon Buying Rate at the end of each of the five years ended August 31, 2000, the average of the Noon Buying Rates on the last day of each month during each of such fiscal years and the high and low Noon Buying Rate for each of such fiscal year's were as follows:

August 31,


----------------------------------------------------------------------------------------------------------
                        2000               1999               1998              1997               1996
                        ----               ----               ----              ----               ----
----------------------------------------------------------------------------------------------------------
At end of period     Cdn$1.4715         Cdn$1.4965         Cdn$1.5722        Cdn$1.3885         Cdn$1.3685
----------------------------------------------------------------------------------------------------------

Average for period       1.4714             1.4949             1.4390            1.3676             1.3634
----------------------------------------------------------------------------------------------------------

High for period          1.4955             1.5135             1.5770            1.3942             1.3815
----------------------------------------------------------------------------------------------------------

Low for Period           1.4489             1.4760             1.4100            1.3381             1.3401
----------------------------------------------------------------------------------------------------------

The Noon Buying Rate as of February 16, 2001 was 1.5368

                   Description of Securities to be Registered

      We are authorized to issue 20,000,000 Common Shares, 1,500,000 Preferred Shares and one share of Special Voting Stock of which 8,464,595 Common Shares, 900,000 Preferred Shares and one share of Special Voting Stock were issued and outstanding as at the date hereof. As at the date hereof, we had also issued warrants which enable holders thereof to acquire up to 250,000 Common Shares and had also issued stock options which entitle holders thereof to acquire up to 1,326,500 Common Shares. See "Stock Options" and "Consolidated Capitalization".

Common Shares

      The holders of Common Shares are entitled to one vote per share held at meetings of shareholders, to receive such dividends as declared by us and to receive the remaining property and assets of the Corporation upon our dissolution or winding up. The Common Shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.

      The 900,000 Preferred Shares are convertible into Common Shares on the basis of one Common Share for every three Preferred Shares for an aggregate of 300,000 Common Shares.

      As of the date hereof, our Merchant Capital Group subsidiary has issued 1,928,268 Exchangeable Shares which are exchangeable for our Common Shares on a one-for-one basis for an aggregate of 1,928,268 Common Shares.

      A total of US$1,700,000 has been advanced to us as at the date hereof and Canadian Advantage Limited Partnership, which we refer to as CALP II, is in default of its obligation to advance the balance of the funds. We also issued 50,000 warrants, to VCALP. Each Warrant entitles the holder thereof to acquire 50,000 of our common shares at US$3.00 per share at any time prior to October 3, 2004.

      As of the date hereof, we issued 250,000 Common Share Purchase Warrants, which we refer to as Warrants. 200,000 Warrants may be exercised for Common Shares at a price of US$4.375 at any time prior to April 4, 2003 for an aggregate of 200,000 Common Shares. 50,000 Warrants may be exercised for Common Shares at a price of US$3.00 at any time prior to October 3, 2004 for an aggregate of 50,000 Common Shares.

Preferred Shares

      The Preferred Shares are convertible into Common Shares on the basis of one Common Share for every three Preferred Shares. The holders of the Preferred Shares are entitled to one vote for every three Preferred Shares held at any meeting.

Special Voting Stock

      The one outstanding share of Special Voting Stock, which is held by Montreal Trust Company of Canada as trustee, is entitled at any relevant date to the number of votes on all matters presented to our stockholders equal to (i) the number of shares of our Merchant Capital Group subsidiary Exchangeable Shares then issued and outstanding and held by holders (other than us or any of our subsidiaries) multiplied by (ii) the number of votes to which a holder of one our Common Shares is entitled with respect to such matter. No dividend shall be paid or distribution shall be made to the holders of Special Voting Stock. The Special Voting Stock is not convertible into any other class or series of our capital stock or into cash, property or other rights, and may not be redeemed. Any shares of Special Voting Stock purchased or otherwise acquired by us shall be deemed retired and shall be cancelled and may not thereafter be reissued or otherwise disposed of by us. At such time as the Special Voting Stock has no votes attached to it because there are no Exchangeable Shares of our Merchant Capital Group subsidiary outstanding, the Special Voting Stock shall be cancelled. In respect of all matters concerning the voting of shares, the Common Shares and the Special Voting Stock shall vote as a single class and such voting rights shall be identical in all respects.

                                  Legal matters

      Certain legal matters with respect to the validity of the shares of Common Stock offered hereby are being passed upon for us by Mintz & Fraade, P.C., 488 Madison Avenue, New York, New York 10022.

                                     Experts

      The consolidated financial statements of Chell Group Corporation at August 31, 2000 and for the year then ended appearing in this Prospectus and Registration Statement have been audited by Lazar Levine & Felix LLP, independent auditors, and the information under the caption "Selected Financial Data" at August 2000 and for the year then ended, appearing in this Prospectus and Registration Statement have been derived from consolidated financial statements audited by Lazar Levine & Felix LLP, as set forth in their report thereon appearing elsewhere herein.

      Such consolidated financial statements and selected financial data are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

      The consolidated financial statements of Chell Group Corporation at August 31, 1999 and for the two years then ended appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, and the information under the caption "Section Financial Data" at August 1999 and for the two years then ended, appearing in this Prospectus and Registration Statement have been derived from consolidated financial statements audited by Ernst & Young LLP, as set forth in their report thereon appearing elsewhere herein.

      Such consolidated financial statements and selected financial data are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

                   Information with Respect to the Registrant

Description of Business

Formation

      We were incorporated on May 12, 1986 pursuant to the laws of the State of New York as "TrioSearch, Inc.". By Certificate of Amendment dated June 9, 1988, we changed our name to "NTN Canada, Inc." and increased our authorized share capital. We amended our articles to consolidate our share capital as evidenced by Certificates of Amendment dated August 27, 1990 and September 25, 1992, respectively. By Certificate of Amendment dated October 15, 1992, we amended our articles to provide for a seven for one reverse stock split and reduced our authorized capital. By Certificate of Amendment dated October 4, 1994 the authorized capital was increased to 20,000,000 Common Shares and 1,500,000 Preferred Shares. By Certificate of Amendment dated March 13, 1998 we changed our name to Networks North Inc. and by Certificate of Amendment dated September 8, 2000, changed our name to Chell Group Corporation. Our head office and principal place of business is located at 14 Meteor Drive, Toronto, Ontario, M9W 1A4. Our registered office is located at 488 Madison Avenue, New York, New York, 10022.

      Effective October 1, 1996, we, indirectly through NTN Interactive Network Inc., a Canadian corporation, which we refer to as our NTN IN subsidiary, acquired all of the outstanding stock of Magic Lantern Communications Ltd., an Ontario corporation, which we refer to as our Magic Lantern subsidiary, and its subsidiaries for a purchase price of $1,553,315. The purchase price was satisfied by the payment of $515,000 in cash and the issuance of 185,448 Common Shares. Magic Lantern currently has two wholly-owned subsidiaries, 1113659 Ontario Ltd., operating as Viewer Services and Tutorbuddy.com Inc., which, individually, we refer to as viewer services and Tutorbuddy, and a 75% ownership of the outstanding stock of Sonoptic Technologies Inc., which, individually, we refer to as Sonoptic. Collectively, we refer to MagicLantern, Sonoptic, Tutorbuddy and Viewer Services as the Magic Lantern Group.

      Effective August 18, 1997, we acquired certain business assets of Image Media Ltd. and 802117 Ontario Inc., operating as Pilot Software, for an aggregate purchase price of $590,000, which was paid in cash.

      Effective September 1, 1997, we, indirectly through NTN IN, acquired 51% of the outstanding stock of Interlynx Multimedia Inc., an Ontario corporation, which we refer to as Interlynx, for a purchase price of $622,000. The purchase price was satisfied by $357,000 in cash and the issue of 55,209 Common Shares at a deemed price of $4.80 per share. On June 1, 1999, we, indirectly through NTN IN, acquired the remaining 49% of the outstanding stock of Interlynx. The purchase price was satisfied by the issuance of 27,778 Common Shares and the issuance of options to purchase up to 80,000 Common Shares at a strike price of US$3.00 per share.

      On September 13, 1999, pursuant to an Asset Purchase Agreement dated September 10, 1999, we, through our wholly owned subsidiary 1373224 Ontario Limited, which we refer to as 1373224, acquired substantially all of the property and assets (excluding accounts receivable) of GalaVu Entertainment Inc., an Ontario corporation, which we refer to as GalaVu, for a purchase price of $2,958,058. The purchase price was satisfied by the issuance of 100,000 Common Shares and the issuance of a promissory note. The promissory note is secured by a general security interest in all of GalaVu's present and after-acquired assets. The promissory note is payable in cash or in Common Shares annually, for the term consisting of each of the next five fiscal years in an amount equal to 50% of the earnings before interest, taxes, depreciation and amortization of GalaVu for the immediately preceding annual period. Pursuant to the provisions of the promissory note, the minimum amount to be received by the holder of the promissory note is as follows: in fiscal 2001 - $300,000; in fiscal 2002 - $500,000; in fiscal 2003 - $750,000; in fiscal 2004 - $875,000;
and in fiscal 2005 - $875,000. The purchase price was allocated to the fixed assets of GalaVu.

Recent Developments

      On September 19, 2000, pursuant to a purchase and sale agreement dated August 4, 2000 among us, our Merchant Capital Group subsidiary, Chell.com, and Cameron Chell, which we refer to as the Purchase and Sale Agreement, we and our Merchant Capital Group subsidiary acquired the following shares for an aggregate purchase price of US$25,234,583:

      (a) 480,000 shares of cDemo were acquired by us which represents approximately 14.3% of cDemo's outstanding stock;

      (b) 875,000 shares of Engyro Inc. were acquired by us which represents approximately 34% of Engyro's outstanding stock;

      (c) 60,000 common shares of Chell.com (USA) Inc., a Nevada corporation which we refer to as Chell.com (USA), were acquired by us which represents 100% of Chell.com (USA)'s outstanding stock; and

      (d) 962,500 shares of eSupplies were acquired by our Merchant Capital Group subsidiary which represents approximately 27% of eSupplies' outstanding stock.

      Pursuant to the Purchase and Sale Agreement, we also acquired certain assets from Chell.com including office leases, office equipment and computers, insurance contracts, employment contracts and service agreements for a price of US$1,767,503. Our Merchant Capital Group subsidiary also assumed a liability owing by Chell.com to CALP II Limited Partnership, which we refer to as CALP II, in the amount of US$1,767,499 on the condition that CALP II accept full settlement of such indebtedness by our Merchant Capital Group subsidiary issuing 451,868 exchangeable shares of our Merchant Capital Group subsidiary, which we refer to as CMCG Exchangeable Shares. The aggregate purchase price payable by us under the Purchase and Sale Agreement for the above mentioned assets was US$27,002,086 which was paid by the issuance by us of a total of 5,396,733 of our common shares at the deemed price of US$3.91155 per share and 1,928,268 CMCG Exchange Shares which are exchangeable for our common shares on a one-for-one basis. We also acquired 150,000 common shares of C Me Run from Cameron Chell as part of the same transaction in exchange for 421,829 of our common shares. The C Me Run common shares and those common shares issued in exchange are being held in escrow pursuant to an escrow agreement dated September 19, 2000 among Cameron Chell, us and Mintz & Fraade, P.C.. The shares may be released from escrow after receiving written notice from either Mr. Chell or us that C Me Run is current with its SEC filings, is listed in good standing on the NASD Bulletin Board, NASDAQ Small Cap or NASDAQ National market and the average closing price for the C Me Run common shares is $11 for the five trading days prior to the notice. The above conditions must be met prior to March 31, 2001 or the C Me Run shares will be returned to Mr. Chell and the common shares issued in exchange therefore will be cancelled.

      The 1,476,398 CMCG Exchangeable Shares that were issued for the 962,500 eSupplies shares are being held in escrow pursuant to an escrow agreement dated October 11, 2000 among Cameron Chell, us and Wolff Leia Huckell, Barristers and Solicitors. The CMCG Exchangeable Shares may be released from escrow after receiving written notice from us that the new course of business being taken by eSupplies fits with our business model and provides significant value to us. If notice is not received prior to October 12, 2001, the CMCG Exchangeable Shares will be cancelled and the 962,500 eSupplies shares shall be returned to Cameron Chell.

      Pursuant to an asset purchase agreement dated September 1, 2000, Magic Lantern acquired the assets and business operations of Richard Wolff Enterprises, Inc., a company based in Illinois, for a purchase price of US$200,000. As a result, Magic Lantern has expanded its library of educational titles and now has access to the international distribution infrastructure formerly held by Richard Wolff Enterprises. The asset purchase agreement also contains a purchase price adjustment clause whereby the price may be adjusted upwards to a maximum of US$300,000 if certain revenue levels are achieved. Specifically, if gross revenues for the acquired business exceed US$500,000 for the 12 month period ending August 31, 2001, Magic Lantern will pay to Richard Wolff Enterprises US$50,000, and if gross revenues exceed US$600,000 for the second 12 month period ending August 31, 2002, Magic Lantern will pay to Richard Wolff Enterprises an additional US$50,000. In addition, the asset purchase agreement provides that Richard Wolff, President of Richard Wolff Enterprises, has agreed to act as a consultant to Magic Lantern for a term of 2 years to assist in the transition and growth of the business as it expands internationally.

      On October 10, 2000, pursuant to a Securities Purchase Agreement dated October 3, 2000, we completed the issue and sale of a US$3,000,000 convertible debenture to the VC Advantage Limited Partnership, which we refer to as VCAL. The principal amount of the debenture will be advanced in three consecutive monthly installments of US$1,000,000 each, on or about the tenth day of each month beginning October 10, 2000. This unsecured convertible debenture is due three years from issue. The convertible debenture bears interest at 10% per annum, payable upon conversion, redemption or maturity. The unpaid principal of the debenture bears interest from the date that it is actually advanced until paid. Interest is payable in cash or stock at our option. The convertible debenture is convertible into our common shares, at US$3.00 per share, in amounts specified by VCAL. The maximum number of our common shares that VCAL will receive is 1,000,000. On November 30, 2000 the convertible debenture was assigned by VCAL to CALP II. A total of US$1,700,000 has been advanced to us as at the date hereof and CALP II is in default of its obligation to advance the balance of the funds. We also issued 50,000 warrants, which we refer to as Warrants to VCAL. Each Warrant entitles the holder thereof to acquire 50,000 of our common shares at US$3.00 per share at any time prior to October 3, 2004.

      We entered into an agreement dated November 22, 2000 with Chell.com, a company wholly owned by Cameron Chell, whereby we provided a deposit to Chell.com with respect to the purchase of an interest in ApplicationStation.com, a company in which Chell.com is planning on purchasing a 51% interest within 60 days of November 22, 2000. The deposit permits us to obtain 25% of Chell.com's interest in the purchase.

      On January 16, 2001, we entered into a promissory note with Naveen Chanana whereby we borrowed $1.5 million on a short-term basis as a bridge loan. The principal amount is due on April 15, 2001 along with interest of two percent (2%) per month. We, pursuant to the promissory note, also agreed to deliver 22,500 of our common shares to Naveen Chanana. We may prepay the loan at any time.

      On January 17, 2001, we entered into a Stock Purchase Agreement with ApplicationStation.com, whereby we, Chell.com, eSupplies, B.O.T.B. Corp. and Cameron Chell agreed to purchase and ApplicationStation.com agreed to issue shares which would result in the purchasers holding a 51% interest in ApplicationStation.com. The total purchase price for the shares is US$4,080,000. We agreed to purchase one-quarter of the 51% interest for a purchase price of US$1,020,000 of which at such time we advanced US$700,000 by way of the deposit agreement with Chell.com dated November 22, 2000. The closing of the transaction is scheduled for 30 days from the date of the agreement, but is subject to several conditions including satisfactory due diligence being completed by the purchasers and certain amendments to a technology license agreement between ApplicationStation.com and LearningStation.com Inc. Chell.com and B.O.T.B. Corp. are both corporations controlled by Cameron Chell.

      On January 26, 2001 we entered into a Supplemental Stock Purchase Agreement with ApplicationStation.com, whereby we, Chell.com eSupplies, BDTB Corp and Cameron Chell increased the number of shares we agreed to purchase in the Stock Purchase Agreement dated January 17, 2001 and increased the purchase price to $1,100,000. Pursuant to a January 26, 2001 amendment to the deposit agreement with Chell.com, we advanced the remaining purchase price of $400,000.

      Our Merchant Capital Group subsidiary laid-off 19 employees effective January 19, 2001 as a cost cutting measure and in an effort to find further efficiencies following the purchase of Chell assets in September, 2000. Total severance and termination payments to such employees are approximately $185,000.

Financial Information about Industry Segments

      Reference is hereby made to the Business Sector Data for the years ended August 31, 2000, 1999 and 1998 in Exhibit 99.1 below.

                                  OUR BUSINESS

      We are engaged in the business of providing merchant capital services, interactive entertainment services and electronic/online products and services. Our main business strategy is to operate or invest in companies that represent the latest in technological innovations. We apply our expertise, industry contacts, and market foresight to these companies in order to create shareholder value. Our core businesses are the merchant capital services provided through our Merchant Capital Group subsidiary and the interactive entertainment services provided by our NTN IN subsidiary. In addition, GaluVu is a technology based entertainment provider of interactive in-room entertainment systems to hotels across Canada; our Magic Lantern subsidiary and its subsidiaries are involved in the marketing and distribution of educational video and media resources, providing interactive online educational video services and the conversion of analog video to digital video formats; and Interlynx designs and develops web-based training software.

Merchant Capital Group

Business Strategy

      Our Merchant Capital Group subsidiary is in the business of defining, building and re-engineering businesses using new economy technologies to maximize market value. The Merchant Capital Group's continual focus is to identify upcoming technology trends and create the effective infrastructure required to build out and support these trends.

      Our Merchant Capital Group subsidiary is helping to define and grow a new business and computing model known as the Application Service Provider, which we refer to as the ASP industry.

ASP - Software as a Service

      ASP is changing the way application software is distributed. The ASP concept is based on centrally hosted computing. Instead of purchasing software applications for installation on personal computers, companies and individuals subscribe to (i.e. rent) the applications and then securely access them from any web connection. ASPs are transforming software from a product to a service that provides specific functionality for end-users without the problems of installation, servicing, and upgrading. Most major software corporations have announced new initiatives in the ASP market.

Merchant Capital Group Services:

1. Fee Based Consulting Services: Our Merchant Capital Group subsidiary serves clients by advising them on e-commerce strategy, with particular focus on the ASP industry. Consulting services include, but are not limited to, business development activities, strategic alliances, and marketing and promotional activities.

2. Creation of Businesses: Our Merchant Capital Group subsidiary intends to create companies to become leaders in areas that we believe will define new technological trends. These companies intend to be fully developed and then sold to established industry players or via public offerings.

3. Corporate Reengineering: Our Merchant Capital Group subsidiary intends to target for acquisition undervalued and under-performing corporations and apply management expertise, new economy thinking, and new technologies in order to boost market value and corporate performance.

4. Merchant Capital Services: Our Merchant Capital Group subsidiary intends to assist clients with raising funds and with merger and acquisition activity.

Merchant Capital Group Strategy

            Our Merchant Capital Group subsidiary follows a three way model of defining, creating, and exploiting new trends in technology:

1. Strategic Development: Our Merchant Capital Group subsidiary continually monitors the competitive landscape to determine if there currently exists companies to exploit the technological trend. If not, the Merchant Capital Group intends to develop companies in house to exploit the technological trend.

2. Acquisition: Our Merchant Capital Group subsidiary targets appropriate companies for acquisition and development.

3. Research and Development: In addition to the above, our Merchant Capital Group subsidiary maintains research and development in an effort to discover and help create new technological trends.

            These strategies and services are designed to offer our Merchant Capital Group subsidiary's clients the following benefits within the marketplace:

1. Brand and Market Awareness: Our Merchant Capital Group subsidiary's activities for clients include extensive public and media relations, marketing campaigns, brand development and identity, and promotion. These activities are developed in close consultation with clients.

2. Business Development: Our Merchant Capital Group subsidiary has an extensive list of market contacts and is a member of the ASP Industry Consortium, the Personalization Consortium, and the Rich Media Consortium. These memberships and established relationships allow Our Merchant Capital Group subsidiary to assist client activities in the sourcing and formulation of strategic alliances, business arrangements, joint development programs, and general business development.

3. Additional Financings: Our Merchant Capital Group subsidiary maintains an up to date database on venture capital activity. This allows Our Merchant Capital Group subsidiary to identify appropriate venture capitalists that would be interested in pursuing financing relationships with client companies.

NTN Interactive Network Inc.

      Our NTN IN subsidiary is engaged in the marketing and distribution of the NTN Entertainment Network services, which we refer to as the Network, throughout Canada. These activities are being conducted through an exclusive license covering Canada granted to NTN Sports Inc., (predecessor to our NTN IN subsidiary) by NTN Communications, Inc. of Carlsbad, California, which we refer to as Communications, a company listed on the American Stock Exchange under the trading symbol "NTN". The license grants our NTN IN subsidiary the right to market the products and programs of Communications throughout Canada for a 25-year term ending December 31, 2015. Communications does not have an equity position in us or in our NTN IN subsidiary.

      The NTN Entertainment Network

      The Network is owned and operated by Communications and uses existing technology to broadcast two-way interactive live events to subscriber locations. The Network provides digital data broadcast transmissions, which enable equipment and software at subscriber locations to display text and graphics programming and to interpret responses from Network viewers. All programming is produced at and transmitted from the NTN Broadcast Center in Carlsbad, California, which we refer to as the Broadcast Center. More than 3,100 restaurants, lounges, hotels, and other hospitality sites across North America have installed systems capable of receiving Network broadcasts, which we refer to as Subscriber Systems. The Subscriber Systems receive satellite broadcasts containing the Network interactive programs, such that thousands of patrons at subscriber locations can interact with the same programs simultaneously. Our NTN IN subsidiary markets the Network throughout Canada to the hospitality industry, installs the systems, and provides technical and marketing support to Network sites. Over 500 Group Subscribers are located in Canada. Designed to be hardware independent, the Network may be transmitted through a variety of techniques including, direct satellite, cable, gateway service, FM sideband, Internet, TV vertical blanking interval, and telephone. Currently we use direct satellite as the method of transmission.

      Network Programming

      The two-way interactive programming currently featured over the Network includes a variety of interactive sports and trivia games permitting viewer interaction and participation for 16 hours each day. All present Network programming is structured to provide time for national, regional and local advertisements, as well as for local inserts, which permit each subscriber to display announcements of promotional prices or other events at its business location.

      NTN Play-Along Games

      NTN Play-Along Games are played in conjunction with live, televised events. The prime NTN Play-Along Game is QB1, a game of football strategy.

      NTN Premium Trivia Games

      NTN Premium Trivia Games are promotion-oriented weekly game shows that usually require an hour of participation. Prizes are awarded to the top finishers. Games among all participating subscriber locations include the following: Showdown, a general knowledge game; Sports Trivia Challenge, a game focused on sports, and Spotlight, a game that quizzes players about the world of show business and celebrities; Playback, a music news, trivia, song title and musical topics game; and Sports IQ, a weekly sports trivia game. Half-hour interactive trivia games comprise the majority of the Network's programming. Countdown and Wipeout are trivia games designed for fast competitive play among participants at each subscriber location.

      NTN IN Market

      Our NTN IN subsidiary's market remains our largest core business. Our NTN IN subsidiary positions the Network to prospects and clients as a means of attracting patrons (to play the games), retaining their patronage (as they return to play again), and increasing the length of time patrons stay in their establishment. As the number of repeat customers and their length of stay increases, the hospitality establishment has an increased opportunity to sell additional food and beverage.

      Our NTN IN subsidiary's sales force targets the strongest hospitality outlets in Canada, including a number of chain accounts. Attractive rental packages are in place to support our NTN IN subsidiary's sales efforts. Our NTN IN subsidiary promotes the Network as one of the best and technically advanced forms of on-premises advertising to this market, offering long-term repetitive exposure to a captive, attentive, and enthusiastic audience.

      Each end user receives the Subscriber System, including the equipment and the proprietary software, from our NTN IN subsidiary. In most instances, the customer rents the equipment from our NTN IN subsidiary. Our NTN IN subsidiary, in turn, purchases equipment from several suppliers. Following installation, each end user pays a monthly fee to our NTN IN subsidiary for the Network services.

GalaVu Entertainment Network Inc.

      Our GalaVu subsidiary is a technology-based entertainment provider of interactive in-room entertainment systems to hotels. Our GalaVu subsidiary is currently installed in over 200 Canadian small and mid sized hotels. Our GalaVu subsidiary's interactive system is based on proprietary technology and provides a wide range of affordable, in-room entertainment packages. Marketed to guests under the Round-the-Clock Entertainment brand, our GalaVu subsidiary's suite of products include Hollywood movies on demand, premium television programming, and other information and entertainment services designed to enhance the stay of hotel guests while generating revenue for our GalaVu subsidiary and its hotel partners.

Magic Lantern Group

      Our Magic Lantern subsidiary and its subsidiaries operate in two principal markets including, (i) the marketing and distribution of educational video and media resources, and (ii) the conversion of analog video to digital video formats.

      Our Magic Lantern subsidiary and its subsidiaries market and distribute an exclusively licensed library of educational video titles to schools, school boards, and Ministries of Education across Canada and internationally, excluding the U.S. Compared to the total business volumes of the 28 members of the Canadian Media Producers and Distributors Association of Canada trade association, it is believed our Magic Lantern subsidiary has approximately a 20% share of the kindergarten to grade 12 market, making our Magic Lantern subsidiary a dominant player in this market. Our Magic Lantern subsidiary's exclusive distribution rights enable it to avoid competing for the sale of specific titles, while competing for a share of the available media-buying budget within each educational jurisdiction. Several years ago, our Magic Lantern subsidiary began accumulating digital delivery rights for the titles it distributes, and approximately 65% of all titles in its library include such rights. Our Management believes that this extensive library of titles with digital delivery rights will favorably position our Magic Lantern subsidiary as distribution technologies and delivery systems migrate to digital formats, a process that is already underway in Canada.

      Tutorbuddy, a development stage project, will provide interactive online educational video services offering tutorial assistance. Tutorbuddy's web site will provide home and school access to thousands of video subjects with online learning support, including interaction with real-time tutor-monitored study groups, personalized research assistance, resource-monitoring for parents and teachers and scheduled webcasts on specific topics. Tutorbuddy's technology will allow students, teachers and parents to search and have immediate access to indexed video titles relevant to homework, class projects, lesson plans and educational programs. Tutorbuddy's library of educational content is substantial, representing over 250 producers of content with over 12,000 educational titles in release with digital rights negotiated to more than half the titles currently in release. Tutorbuddy enters the education and home learning market through Magic Lantern's strong Canadian presence where it counts some 9,000 out of the 12,000 Canadian schools as customers.

      Sonoptic, located in Saint John, New Brunswick, operates a digital video facility which converts analog video to digital video formats suitable for distribution through the Internet, as well as through broadband distribution networks being established by telephone and cable companies in Canada and elsewhere. This is a relatively new type of business and, while there are numerous "low-end" service providers entering the market in North America, there are no clear leaders or dominant players that have emerged. Sonoptic is also positioning itself as a premier source for digital video consulting and conversion services within the key markets, which are expected to emerge in the next two to three years.

Interlynx Multimedia Inc.

      Interlynx has developed PROFIS, an advanced web-based training software that runs on Windows NT servers. Interlynx's marketing efforts are targeted toward both local and international markets. The core competencies of Interlynx include programming in Visual C++, Java, HTML, ASP and Visual Basic running on MS-DOS, Windows 3.1, 95/98 and NT, and Unix platforms.

Investment Subsidiaries

Engyro

      Engyro is the surviving legal entity resulting from the merger of R Home Funding Co. Ltd., a Nevada corporation and its wholly owned Delaware subsidiary, Engyro, Inc. Its headquarters are located in Shelton, Connecticut.

      Engyro is a financial transaction engine designed to support the high demands created by rapid growth in the ASP industry. Engyro is focusing on providing the critical back end administrative services for the ASP industry. Our Management believes that this will allow integration of the billing, payment, disbursement, and settlement functions for ASP companies. Engyro has custom designed its system to enable simplification of the complex economic variables of delivery, measurement and payment, with full reconciliation and posting directly to the accounting systems of all parties in the ASP transaction. Engyro intends to strategically deploy its service offering to give efficient and flexible local service to the ASPs, Independent Software Vendors, which we refer to as ISVs and Network Service Providers, which we refer to as NSPs. Engyro's platform is flexible enough to allow it to grow into other market areas such as business-to-business and e-commerce. Engyro is still developing its product and has not yet received any revenue.

      Engyro's primary market is the ASP marketplace. Most ASPs have yet to develop sophisticated and integrated accounting systems and backroom capabilities, and typically outsource non-core operations. Engyro proposes to approach potential customers and work with them to design creative solutions for their billing and payment needs. Engyro also intends to approach ISVs to market Engyro's ability to enable them to transition to an e-commerce platform to take advantage of new distribution channels in the ASPs. Engyro also intends to approach ISPs and NSPs and seek to assist them in their provision of ASP value added services to their core offering. Engyro intends to reach its target market:

1. Indirectly by offering ISVs a secure method to enable ASPs alternative subscription software rental-models through the remote management of the payment process; and

2. Through strategic partnerships/marketing relationships with software metering/monitoring companies, billing companies, accounting software providers, Data Centers, and other components of the community of ASP elements.

cDemo

      cDemo is a start up company that was incorporated in the State of Delaware in February 2000. The head office is located at 236B Broadway, Chico, California, 95926 and there is a satellite office located at 114, 1215 - 13th Street SE, Calgary, Alberta. cDemo is developing its product and has not yet received any revenue.

      cDemo plans to position itself as a trusted and unbiased electronic assessment and listing service. To perform a standardized electronic assessment and listing, cDemo has researched and developed an assessment methodology that is capable of "commoditizing" products, and displaying them in a format that is easy to both read and view. cDemo's unique consortium of technology partners are producing a technological system that our Management believes will be capable of tailoring the cDemo electronic assessment to industry and partner requirements. The assessment software will be loaded into a rugged, handheld tablet. cDemo plans to use this tablet device to collect and transmit an electronic demonstration based on an Internet connection to the cDemo backend database.

      cDemo's first target industry is used vehicle sales. In order for the automotive industry and Internet-based automotive companies to access the multi-billion dollar used vehicle industry, cDemo intends to provide the nationwide electronic assessment and listing infrastructure necessary for this to occur and intends to generate revenue from service providers, trade-ins, on-site volume assessments, lease returns, advertising, and data mining.

      The cDemo electronic assessment service will include:

o     An unbiased and detailed 100 plus point assessment.
o     Multiple digital photographs of the vehicle.
o A computer generated assessment report, book value, and rating of the vehicle.
o A one-stop upload listing service to automotive and classified advertisement websites.

      cDemo's third party information will enable consumers to buy, sell, trade-in, and complete finance, insurance, and extended warranty contracts online, not all of which is possible today.

      In order to establish the nationwide assessment and listing infrastructure, cDemo plans to foster business alliances with nationwide quick lube chains and other service stations; newspapers, photo buy publications, and Internet based classifieds; automobile finance, insurance and extended warranty companies; and automotive dot-com businesses. As at the date hereof, cDemo has not entered into any agreement with third parties and there can be no assurance that cDemo will be able to do so in the future.

ApplicationStation

      ApplicationStation is a leader in the ASP industry. The company operates as ASP enabler, or `eASP', focusing on the packaging, delivery and management of hosted application solutions delivered over the Internet or private network.

      As an eASP, ApplicationStation's prime focus is to partner with organizations such as established software companies, telecommunications providers, systems integrators, professional and trade associations and governments to enable them to become ASP's in their own right. The company also works with large corporations to enable them to manage enterprise ASP deployments.

      ApplicationStation has three core competencies to support its eASP position.

1. ApplicationStation has developed a proprietary ASP distribution and management system, called App^2, that performs three critical functions: 1) it allows for universal authentication and login for all applications being distributed; 2) it manages the launch of any type of application, web-based, Windows-based, all flavors of Unix, or legacy applications; and 3) it enables customer organizations to self-manage their application rights against a contract, greatly reducing the need for support services and related infrastructure.

      App^2 allows ASP solutions to scale rapidly across large numbers of users and organizations, without the need to deploy large and costly support facilities to manage application distribution. ApplicationStation.com believes App^2 is critical to ASP growth and profitability.

2. ApplicationStation is developing and deploying a series of branded, vertical ASP solution sets, built on and leveraging the company's "Station.com" brand. The company plans to launch three vertical solutions in the first quarter of fiscal 2001: TravellerStation.com, for the travel management industry; AutomotiveStation.com, for the automotive service industry; and AccountingStation.com, for public accountants. The company also plans to release at least two more brands in the second quarter of fiscal 2001:
MedicalStation.com and LawStation.com. The company brings these vertical brands to its partners for distribution to their targeted customers.

      ApplicationStation also has international distribution rights for LearningStation.com, an educational ASP, based in Charlotte, North Carolina.

3. ApplicationStation integrates the applications that form its vertical brands, to enhance performance and improve value.

      ApplicationStation has four primary sources of revenue: 1) the branded, vertical products it resells through its partners; 2) products that are sold outside of branded vertical model, but still sold through its partners; 3) corporate licensing fees for App^2; 4) professional services.

      ApplicationStation is headquartered in Bellingham, Washington, and has subsidiaries in Canada, the United Kingdom and Australia. In addition, it has signed an Agreement dated October 28, 2000 to acquire majority ownership in an established systems integrator, BDO Synergy IT, based in Sydney, Australia. This transaction has now closed.

eSupplies

      eSupplies was incorporated under the laws of the Province of Alberta in October 1999 and its principal business office is located in Calgary, Alberta. eSupplies carries on business under the name eSupplies.com as a virtual office supply company, in that it carries no inventory and instead relies upon its relationship with United Stationers, Inc., a company listed on NASDAQ under the trading symbol "USTR", as its supplier and Purolator Courier, as its courier. eSupplies is currently serving the western Canadian marketplace.

      eSupplies was formed to acquire the assets of Willson Stationers Ltd., which we refer to as Willson, which was a 100-year old office supply company. In February 2000, eSupplies purchased the assets of Willson from its receiver manager. Under eSupplies' direction, the business of Willson has been completely restructured, to become a sales and marketing company serving the small to medium enterprises market by closing down the unprofitable warehousing operations and strategically aligning itself with third parties to warehouse and distribute its products.

      As part of eSupplies' strategy to service this market, eSupplies established a relationship with United Stationers to offer brand-name office supplies at competitive prices, with next day delivery (in most major markets). eSupplies currently offers over 25,000 items from which its customers can order either online or through eSupplies' customer service centre, handling telephone, facsimile and e-mail orders.

      eSupplies is currently reorganizing its operations and strategic focus in order to examine and exploit new ecommerce opportunities. Our Board of Directors is currently evaluating these new ecommerce opportunities, and intends to employ eSupplies' expertise and market relationships to fully exploit them.

Competition

      The market for merchant capital services, interactive entertainment services and electronic/online products and services is rapidly evolving and highly competitive. Although we believe that the diverse segments of the interactive entertainment and venture capital services markets will provide opportunities for more than one supplier of products and services similar to ours, it is possible that a single supplier may dominate one or more market segments. Competitors include a wide variety of companies and organizations, including venture capitalists, interactive entertainment providers, Internet software, content, service and technology companies, telecommunication companies, cable companies and equipment/technology suppliers.

      Our Merchant Capital Group subsidiary operates in the venture capital market and competes with several similar organizations. Despite having different business models and strategic outlooks than our Merchant Capital Group subsidiary, our Management believes that the following companies represent our Merchant Capital Group subsidiary's primary competition:

1. CMGI: Based in Andover, Massachusetts, CMGI creates and manages the most diverse network of Internet companies in the world. It is a company constructed of various companies in the following industries:
      Advertising/Marketing, Content & Community, E-commerce and Enabling Technologies. CMGI's portfolio consists of more than 60 companies, most of which are market or segment leaders;

2. Internet Capital Group: Based in San Francisco, Internet Capital Group, which we refer to as ICG, is an Internet holding company actively engaged in business-to-business e-commerce through a network of partner companies. ICG has a network of over 60 companies. The strategy of the company is to integrate its holdings and interests into a collaborative network that leverages knowledge and resources; and

3. Softbank: Based in Tokyo and California, Softbank is perhaps the largest Internet market force in the world. Softbank has a global presence and powerful global strategic partnerships. The company has established a worldwide presence by leveraging strategic alliances with subsidiaries such as Softbank Capital Partners ($1.35 billion), and Softbank Technology Group. Softbank has ownership positions in over 120 Internet companies.

      Our NTN IN subsidiary operates in the interactive entertainment services industry. In 1996, we became aware of a new entertainment system, Sports Active, attempting to enter the hospitality market. Sports Active offers only two programs, a football game and a trivia game. While it is visually entertaining, it requires audio and we believe this is a significant drawback in the restaurant environment in which it is being marketed. We have not found this to be a significant competitive entry.

      With the entrance of motion picture, cable and TV companies, competition in the interactive entertainment and multimedia industries will likely intensify in the future.

      Our Magic Lantern subsidiary and Interlynx operate in a large and fragmented market. There are many producers and distributors of educational media resources. These market participants make up the diverse educational media supply chain. It is believed that Magic Lantern's extensive library of titles with digital delivery rights, along with our Magic Lantern subsidiary's established relationships with Canadian schools, make it one of the dominant players in its market. Interlynx's market also includes several competitors. Educational web-based training programs are a growing market and new entrants are arriving continually. Therefore, Interlynx expects competitive forces to increase in the future.

      GalaVu's competition includes other interactive in-room entertainment providers. With the development of new satellite technologies, and the increasing speed of network connections, GaluVu expects the competition to develop new services. These new services may include digital programming on demand, enhanced hotel concierge services, billing presentment and settlement, and others. GaluVu expects that new technologies will lead to intensifying competition in the future.

      Engyro's competition includes financial institutions that are pursuing online settlement, disbursement, and clearing services. While there are numerous online financial institutions, most are focused on the consumer end of the market, offering products and services aimed at allowing consumers to complete banking activities online. In addition, many competitors exist within the ASP financial supply chain, each offering a different set of services that in conjunction allow ASP services to be offered. We believe that there is currently no direct competition to Engyro as no other financial transaction company is focused exclusively on the ASP market.

      cDemo's competition includes assessment services, newspaper classified advertisement and related services, photo buy and sell publications, Internet-based automobile description and search organizations, and Internet-based automobile sales organizations. We believe that these organizations exist within a highly fragmented market each playing a role in the overall assessment and vehicle transaction process. We believe that cDemo is unique within the marketplace in that it acts as an independent and unbiased collector of information that is presented for the benefit of all participants in the used vehicle marketplace.

Employees

      We have 124 employees in the nine operating subsidiaries, consisting of 14 executives, 25 salespersons, 33 persons involved in technical services, 4 involved in graphic development, 17 clerical staff, 14 in marketing, 26 individuals involved in finance and administration and 1 individual involved in investor relations. We believe that our staff is adequate for our anticipated needs.

      Our Merchant Capital Group subsidiary laid-off 19 employees effective January 19, 2001 as a cost cutting measure and in an effort to find further efficiencies following the purchase of Chell assets in September 2000. Total severance and termination payments to employees are approximately $185,000.

Description of Property

      We own an approximately 25,000 square foot parcel of land, located at 14 Meteor Drive in Toronto, Ontario, on which stands a 12,500 square foot, one story building. We, our NTN IN subsidiary and Interlynx presently utilize this building as our principal place of business.

      We also own an approximately 29,000 square foot parcel of land, located at 10 Meteor Drive, Toronto, Ontario, on which stands a 14,000 square foot, two story building. Our Magic Lantern Group subsidiary, its subsidiaries and GalaVu presently utilize this building as their principal place of business.

      Our Magic Lantern subsidiary owns three office units, comprising an aggregate 8,000 square feet of office space, in a building located at 775 Pacific Road, Oakville, Ontario. These premises were leased to a third party in 1999. We, through our subsidiaries, lease 2,342 square feet of office space in Saint John, New Brunswick for annual rent of $38,643, 8,451 square feet of office and warehousing space in Vancouver, British Columbia for annual rent of $84,510 and 961 square feet of office space in Chicago, Illinois for annual rent of US$18,980.

      The property located at 10 Meteor Drive in Toronto, Ontario, as well as the property located at 775 Pacific Road, Oakville, Ontario, has been financed through a Matched Fund Term Loan, with the Royal Bank of Canada, dated April 24, 1998. The principal balance outstanding regarding these two properties, as at November 1, 2000 was $1,243,151.

      GalaVu leases 8,619 square feet of office space in a building located at 3790 - 3820 Victoria Park Avenue, North York, Ontario, which lease expires on October 31, 2002. GalaVu is also a guarantor of a lease dated September 22, 1999 between 151516 Canada Inc. and XON Digital Communications Limited for a 3,500 square foot premises located in Halifax, Nova Scotia.

      Our Merchant Capital Group subsidiary leases 12,043 square feet of office space in Suites 301, 500 and 700 in a building located at 630 - 8th Avenue S.W. Calgary, Alberta, T2P 1G6. The combined annual rent of the three suites is $202,087.

      We believe that the our and our subsidiaries' facilities and are adequate for their present requirements.

Legal Proceedings

      Set forth below is a description of material pending litigation to which we are a party.

      1. (a) On June 12, 1992, we, together with Communications and NTNIN, commenced a lawsuit against Interactive Network, Inc., which we refer to as Interactive, and its president, David Lockton, in the Federal Court of Canada, Trial Division, in Montreal, Quebec, under the title NTN Communications, Inc., NTN Sports, Inc. and NTN Canada, Inc. v. David Lockton and Interactive Network, Inc.

      We are seeking a declaration of non-infringement with respect to Canadian Patent No. 1,274,903 held by Interactive, which we refer to as the Interactive Patent and to establish that we, Communications and NTN IN have properly done business in Canada since the fall of 1986.

      The basis for our claim is that the systems we used to produce interactive programming are not within the scope of the claims of the Interactive Patent. We thereafter amended our complaint to include a claim of invalidity of the Interactive Patent based upon untrue and materially misleading claims made by Interactive in its petition for the Interactive Patent. Except for the aforementioned pleadings, no proceedings or discovery have been undertaken in our action.

      (b) Subsequent to the commencement of our action, and on June 18, 1992, Interactive commenced a lawsuit against us, Communications and NTN IN in the Federal Court of Canada, Trial Division, Montreal, Quebec, under the titled Interactive Network, Inc. v. NTN Communications, Inc., NTN Sports, Inc. and NTN Canada, Inc., which we refer to as the Interactive action. The Interactive action alleges that Interactive granted Communications the right to use the Interactive Patent, which right Communications then improperly licensed to us and NTN IN. Interactive alleges that the license agreement between Communications and us and NTN IN infringes upon the Interactive Patent. The Interactive action seeks a declaration of the validity of the Interactive Patent, an injunction restraining us from further infringement, and either damages (in an unspecified amount) or an accounting of profits derived from certain games used in Canada. Except for the aforementioned pleadings, no proceedings or discovery have been undertaken in the Interactive action.

      Management believes that the licenses granted to us by Communications are valid and that the patent infringement claims underlying the Interactive action will ultimately be proven to be unfounded. We intend to vigorously defend our position in the Interactive action and to prosecute our position in our action; however, there can be no assurance that any or all of these actions will be decided in our favor. We believe, based in part upon the advice of outside, independent counsel, that the costs of defending and prosecuting these actions will not have a material adverse effect upon our financial position.

      In its Quarterly Report on Form 10-Q, for the quarter ended September 30, 1996, Communications stated that "[w]ith the courts [sic] assistance, [Communications] and [Interactive] have been able to reach a resolution of all pending disputes in the United States and have agreed to private arbitration regarding any future licensing, copyright or infringement issues which may arise between the parties." The disputes referred to in the Communications Form 10-Q involved litigation in the United States involving allegations similar to the allegations underlying our action and the Interactive action. In the Communication Form 10-Q, Communications also noted that "no substantive action has been taken in the furtherance of our action or the Interactive action".

      2. Canada Customs and Revenue Agency is currently in discussions with us regarding a potential liability with respect to withholding tax on certain amounts paid to Communications. No assessment has been made to date by Canada Customs and Revenue Agency. Management believes that it has valid defenses with respect to these matters and accordingly, no amount has been recorded in these financial statements. In the event that such matters are settled in favour of Canada Customs and Revenue Agency, the amounts could be material and would be recorded in the period in which they become determinable.

      We and our property are not a party or subject to any other material pending legal proceedings, other than ordinary routine litigation incidental to our business.

      To our knowledge no other proceedings of a material nature have been or are contemplated against us.

Market Price & Dividends on the Registrant's Common Equity & Related Stockholder Matters

      Our common stock, par value US$.0467 per share, which we refer to as the Common Stock, is traded in the over-the-counter market and is quoted on the NASDAQ SmallCap Market, which we refer to as NASDAQ, under the symbol "CHEL". Set forth below is the range of high and low bid prices (US$) for shares of Common Stock for each full quarterly period within our three most recent fiscal years and our first quarter of the current year. The information reflects inter-dealer prices, without retail mark-ups, markdowns or commissions and may not necessarily represent actual transactions.

                                          High           Low      Trading Volume
                                          -----         -----     --------------
                                          (US$)         (US$)
1998 Fiscal Year
           First Quarter                  6.375         4.000          227,190
           Second Quarter                 4.500          2.75          141,073
           Third Quarter                  4.250         1.875          306,909
           Fourth Quarter                 4.500         1.188         1,269127

1999 Fiscal Year
           First Quarter                  4.750         1.125        1,385,390
           Second Quarter                 5.375         2.000        4,131,407
           Third Quarter                  3.500         1.375        1,000,982
           Fourth Quarter                 3.000         1.500          874,184

2000 Fiscal Year
           First Quarter                  2.500         1.500          585,270
           Second Quarter                 3.625         1.375        2,109,781
           Third Quarter                  7.875         2.250        3,825,607
           Fourth Quarter                11.438         3.000        3,323,447

2001 Fiscal Year
           First Quarter                  7.219         3.000          581,689

      On January 31, 2001, the closing price of the Common Shares on NASDAQ was US$2.6875.

      As of the close of business on January 31, 2001, there were 207 holders of record of our Common Stock. We believe that there are approximately 1,100 beneficial holders of Common Stock.

Financial Information

Set forth below is a list of our financial information being furnished in this Registration Statement on Form S-1 pursuant to the instructions to Item 11 (e) to Form S-1 and their respective locations herein.

Financial Statement                                                    Location*
-------------------                                                    --------

Report of Independent Auditors
     Current ......................................................      F - 1
     Predecessor ..................................................      F - 2
Consolidated Balance Sheets .......................................      F - 3
Consolidated Statements of Operations and Retained Earnings .......      F - 4
Consolidated Statements of Cash Flows .............................      F - 5
Notes to Consolidated Financial Statements ........................      F - 6
Pro Forma Financials ..............................................      F - 31
Audited Financial Statements of Engyro ............................      F - 35
Audited Financial Statements of eSupplies .........................      F - 48
Audited Financial Statements of cDemo, Inc. .......................      F - 64

----------
*     Page F-1 follows page 74 to this Registration Statement on Form S-1.

Selected Financial Data

      The following table sets forth a summary of selected financial information regarding us and our subsidiaries, consolidated, for each of the five fiscal years ended August 31, 2000 and the three months ended November 30, 2000 and 1999. The earnings per share amounts, prior to 1998, have been restated as required to comply with Statement of Financial Accounting Standards No. 128 Earnings Per Share ("SFAS 128"). For further discussion of earnings per share and the impact of SFAS 128, see Note 13 to the consolidated financial statements.

Statement of Operations Data (Canadian Dollars):

                                      FOR THE
                                THREE MONTHS ENDED
                                    NOVEMBER 30
                                    (Unaudited)                               Year Ended August 31,
                               ----------------------    -----------------------------------------------------------------
                                  1999        2000          2000          1999          1998          1997         1996
                                  ----        ----          ----          ----          ----          ----         ----
                                         $                    $             $             $            $             $
Operating revenues ........    5,535,596    5,002,865    19,694,046    13,420,642    14,771,972    10,351,689    6,318,251
Cost of sales .............    1,754,618    1,807,190     7,657,960     5,155,883     5,515,241     3,395,898    2,223,916
Gross profit ..............    3,780,978    3,195,675    12,036,086     8,264,759     9,256,731     6,955,791    4,094,335
Net income (loss) .........     (262,607)  (3,290,569)   (1,985,842)     (971,497)      618,065       609,387      541,059
Net income (loss) per share          .09        (0.39)         (.69)         (.36)          .24           .25          .25
Weighted average number of
 shares outstanding .......    2,756,641    2,925,141     2,873,042     2,635,050     2,550,805     2,441,992    2,144,175

Balance Sheet Data (Canadian Dollars):
                                     FOR THE
                                THREE MONTHS ENDED
                                    NOVEMBER 30,
                                    (Unaudited)                                    August 31,
                                ------------------     -----------------------------------------------------------------
                                       2000               2000           1999         1998          1997         1996
                                       ----               ----           ----         ----          ----         ----
Total assets ..............         19,391,370         17,380,595    14,802,021    16,047,907    14,287,602    9,883,093
Long-term obligations .....          7,116,511          4,833,845     2,216,675     2,840,218     2,185,249          -0-
Shareholders' equity ......          8,721,833          9,383,419    10,792,767    11,033,178     9,488,648    8,877,434

     Management's Discussion & Analysis of Financial Condition & Results of
                                   Operations

Introduction

      Our consolidated financial statements included in this document have been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP"). The information contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations is expressed in Canadian dollars. The following discussion should be read in conjunction with the consolidated financial statements, and notes thereto, included in this document.

Results of Operations

Year Ended August 31, 2000 Compared to Year Ended August 31, 1999

      Revenues. Revenues from network services for the 2000 Fiscal Year were Cdn$6,345,552, compared to Cdn$6,607,915 for our fiscal year ended August 31, 1999 (the "1999 Fiscal Year"), a decrease of Cdn$262,363 or 4.0%. The decrease resulted from a decrease in playmaker repairs and maintenance performed by us for NTN Communications. The remaining revenues are relatively constant between years due to the number of hospitality sites remaining at the same level between the 2000 and 1999 fiscal years.

      Revenues from Pay-tv for the 2000 Fiscal Year were Cdn$6,517,940. There is no comparative revenue for the 1999 Fiscal Year as the revenue comes from our GalaVu subsidiary, which was acquired in Fiscal 2000.

      Revenues from event programming for the 2000 Fiscal Year were Cdn$500,168, compared to Cdn$527,740 for the 1999 Fiscal Year, a decrease of Cdn$27,572 or 5.2%. The decrease was due to a decreased number of corporate events hosted, both in Canada and abroad, in 2000 when compared to the number of events hosted in 1999.

      Revenues from ad sponsorship were Cdn$675,532 for the 2000 Fiscal Year, compared to Cdn$308,602 for the 1999 Fiscal Year, an increase of Cdn$366,930 or 119.0%. The increase was the result of an increase in the number and size of corporate sponsors over the level experienced in the previous period.

      Revenues from video and software sales were Cdn$4,289,557 for the 2000 Fiscal Year, compared to Cdn$4,630,931 for the 1999 Fiscal Year, a decrease of Cdn$341,374 or 7.4%. Of these revenues, Cdn$586,756 was earned by Interlynx, as compared to Cdn$596,951 for the 1999 Fiscal Year, a decrease of Cdn$10,195 or 1.7%. Revenues from video and software sales earned by our Magic Lantern subsidiary and its subsidiaries were Cdn$3,702,801 for the 2000 Fiscal Year, compared to Cdn$4,033,980 for the 1999 Fiscal Year, a decrease of Cdn$331,179 or 8.2%. Decreased levels of funding by all levels of government have resulted in tighter budget constraints placed upon educational bodies, and as a result, sales of educational material have fallen. In addition, the demand for analog or VHS formats is decreasing, yet the demand for the digital formats has not increased at the same rate.

      Revenues from video dubbing were Cdn$717,596 for the 2000 Fiscal Year compared to Cdn$691,156 for the 1999 Fiscal Year, an increase of Cdn$26,440 or 3.8%. The increase can be attributed to stabilization in the local customer base after our Magic Lantern subsidiary and its subsidiaries' relocation in late fiscal 1998.

      Revenues from digital encoding were Cdn$539,815 for the 2000 Fiscal Year, compared to Cdn$462,742 for the 1999 Fiscal Year, an increase of Cdn$77,073 or 16.7%. The increase can be attributed to increased demand for digital services and the increased size in the production lab.

      Other revenues, which consisted primarily of revenue from installation services, internet services and interest income, were Cdn$107,886, compared to Cdn$191,556 for the 1999 Fiscal Year, a decrease of Cdn$83,670 or 43.7%. The change in installation services and interest income was constant due to a constant number of sites and a small change in the short-term investments. The change came from Internet services that are currently no longer being performed us.

      As a result of the foregoing, our total revenues in the aggregate were Cdn$19,694,046, compared to Cdn$13,420,642 for the 1999 Fiscal Year, an increase of Cdn$6,273,404 or 46.7%.

      Cost of Sales. Cost of Sales for network services for the 2000 Fiscal Year were Cdn$2,160,351, compared to Cdn$2,353,705 for the 1999 Fiscal Year, a decrease of Cdn$193,354 or 8.2%. The number of hospitality sites outstanding in 2000 compared to the number outstanding in 1999 was constant. Since the amount we are billed by Communications is a direct function of the number of sites outstanding, the above-noted decrease results from a stronger Canadian dollar in the 2000 Fiscal year. As a percentage of our total revenues, such costs decreased to 11% for the 2000 Fiscal Year from 17.5% for the 1999 Fiscal Year.

      Pay-tv costs were Cdn$2,919,417 for the 2000 Fiscal Year. There are no comparative figures for the 1999 Fiscal Year. The Pay-tv costs as a percentage of our total revenues were 14.8%.

      Event programming costs were Cdn$23,819, compared to Cdn$24,650 for the 1999 Fiscal Year, a decrease of Cdn$831 or 3.4%. The decrease was commensurate with the decrease in the number of events hosted in event programming revenues. As a percentage of our total revenues, such costs decreased to 0.1% for the 2000 Fiscal Year from 0.2% for the 1999 Fiscal Year.

      Advertising sponsorship costs were Cdn$93,496, compared to Cdn$61,255 for the 1999

Fiscal Year, an increase of Cdn$32,241 or 52.6%. The increase was the result of increased marketing campaigns and its associated costs. As a percentage of our total revenue such costs remained constant at 0.5% for the 2000 Fiscal Year compared to the 1999 Fiscal Year.

      Video and software costs in aggregate were Cdn$2,078,926, compared to Cdn$1,990,741 for the 1999 Fiscal Year, an increase of Cdn$88,185 or 4.4%. Of these costs, Cdn$453,041 was incurred by Interlynx, compared to Cdn$281,115 for the 1999 Fiscal Year, an increase of Cdn$171,926 or 61.2%. The increase results from increased staffing in the area of product development associated with the current revenue streams. Costs attributable to video and software sales of our Magic Lantern subsidiary and its subsidiaries for the 2000 Fiscal Year were Cdn$1,625,885, compared to Cdn$1,709,626 for the 1999 Fiscal Year, a decrease of Cdn$83,741, or 4.9%. The decrease corresponds to the decrease in revenue as discussed above. As a percentage of our total revenues, these costs have fallen to 10.6% in the 2000 Fiscal Year from 14.8% in the 1999 Fiscal Year.

      Video dubbing costs were Cdn$157,289, compared to Cdn$353,983 for the 1999 Fiscal Year, a decrease of Cdn$196,694 or 55.6%. The decrease also can be attributed to the decrease in customer base and more efficient operations since the acquisition of Image Media Ltd. As a percentage of our total revenues, these have fallen to 0.8% in the 2000 Fiscal Year from 2.6% in the 1999 Fiscal Year.

      Digital encoding costs were Cdn$111,657 for the 2000 Fiscal Year, compared to Cdn$11,738 for the 1999 Fiscal Year, an increase of Cdn$99,919 or 851.2%. The increase is associated with the increased level of production and costs associated with the additional production facilities.

      Other costs, were Cdn$113,005, compared to Cdn$359,811 for the 1999 Fiscal Year, a decrease of Cdn$246,806 or 68.6%. As a percentage of our total revenues, such costs decreased to 0.6% for the 2000 Fiscal Year from 2.7% for the 1999 Fiscal Year. The increase relates primarily to Viewer Services, which became a wholly-owned subsidiary on June 16, 1999.

      As a result of the foregoing, our total cost of sales was Cdn$7,657,960, compared to Cdn$5,155,883 for the 1999 Fiscal Year, an increase of Cdn$2,502,077 or 48.5%. Total gross margins decreased to 61.1% in the 2000 Fiscal Year from 61.6% in the 1999 Fiscal Year.

      Expenses. Selling, general and administrative expenses for the 2000 Fiscal Year were Cdn$11,266,339, compared to Cdn$7,572,771 for the 1999 Fiscal Year, an increase of Cdn$3,693,568 or 48.8%. The increase was caused by the following factors; firstly, our GalaVu subsidiary's selling, general and administration expenses for the 2000 Fiscal Year were Cdn$2,761,254 or 74.8% of the total increase (There are no comparative figures for the 1999 Fiscal Year); secondly, severance packages associated with executive restructuring; thirdly, a provision for certain investments; fourthly, there were increased legal and accounting fees associated with operations and items pertaining towards our future; and finally, costs associated with the purchase of the remaining 49% of Interlynx. As a percentage of our total revenues, total selling, general and administrative expenses increased to 57.2% for the 2000 Fiscal Year from 56.4% for the 1999 Fiscal Year.

      Bad debts expense was Cdn$140,090, compared to Cdn$136,888 for the 1999 Fiscal Year, an increase of Cdn$3,202 or 2.4%. The increase resulted from an increase in the allowance for doubtful accounts. As a percentage of our total revenues, such costs decreased to 0.7% for the 2000 Fiscal Year from 1.0% for the 1999 Fiscal Year.

      Interest and bank charges for the 2000 Fiscal Year were Cdn$297,654, compared to Cdn$98,440 for the 1999 Fiscal Year, an increase of Cdn$199,214 or 202.4%. The increase was the result of the increased debt levels associated with the purchase of our GalaVu subsidiary. Our GalaVu subsidiary had interest charges of Cdn$176,325 or 88.5% of the total increase. As a percentage of our total revenues, such costs increased to 1.5% for the 2000 Fiscal Year from 0.7% for the 1999 Fiscal Year.

      Depreciation and amortization for the 2000 Fiscal Year were Cdn$2,347,321, compared to Cdn$1,429,219 for the 1999 Fiscal Year, an increase of Cdn$918,102 or 64.2%. This increase is the result of depreciation on the capital asset additions in 2000, primarily the addition of our GalaVu subsidiary. Our GalaVu subsidiary had depreciation and amortization for the 2000 Fiscal Year of Cdn$936,400. As a percentage of our total revenues, such costs increased to 11.9% for the 2000 Fiscal Year from 10.6% for the 1999 Fiscal Year.

      Income Taxes. There was no provision for income taxes for the 2000 Fiscal Year, compared to Cdn$150,000 for the 1999 Fiscal Year, a decrease of Cdn$150,000 or 100%. The provision for taxes is lower in 2000 when compared to the 1999 provision due to no individual operating unit experiencing a taxable income.

      Net Income/Loss. As a result of all of the above, our net loss for the 2000 Fiscal Year was Cdn$1,985,842 compared to net loss Cdn$971,497 for the 1999 Fiscal Year, a change of Cdn$1,014,345. This represents a decrease in net income as a percentage of total revenues to (10.1%) in the 1999 Fiscal Year from (7.2%) in the 1999 Fiscal Year.

Year Ended August 31, 1999 Compared to Year Ended August 31, 1998

      Revenues. Revenues from network services for the 1999 Fiscal Year were Cdn$6,607,915, compared to Cdn$6,727,889 for our fiscal year ended August 31, 1998 (the "1998 Fiscal Year"), a decrease of Cdn$119,974 or 1.8%. These revenues are relatively constant between years due to the number of hospitality sites remaining at the same level between the 1999 and 1998 fiscal years.

      Revenues from event programming for the 1999 Fiscal Year were Cdn$527,740, compared to Cdn$602,571 for the 1998 Fiscal Year, a decrease of Cdn$74,831 or 12.4%. The decrease was due to a decreased number of corporate events hosted, both in Canada and abroad, in 1999 when compared to the number of events hosted in 1998.

      Revenues from ad sponsorship were Cdn$308,602 for the 1999 Fiscal Year, compared to Cdn$442,424 for the 1998 Fiscal Year, a decrease of Cdn$133,822 or 30.2%. The decrease was the result of a decrease in the number and size of corporate sponsors over the level experienced in the previous period.

      Revenues from video and software sales were Cdn$4,630,931 for the 1999 Fiscal Year, compared to Cdn$5,456,738 for the 1998 Fiscal Year, a decrease of Cdn$825,807 or 15.1%. Of these revenues, Cdn$596,951 was earned by Interlynx, as compared to Cdn$1,367,430 for the 1998 Fiscal Year, a decrease of Cdn$770,479 or 56.3%. The sale of Interlynx's subsidiary, Universal Content and a change in the focus of Interlynx away from CD-ROM's to PROFIS have resulted in the decrease. Revenues from video and software sales earned by our Magic Lantern subsidiary and its subsidiaries for the 1999 Fiscal Year were Cdn$4,033,980, a decrease of Cdn$55,328 or 1.4% from the Cdn$4,089,308 earned in the 1998 Fiscal Year. Decreased levels of funding by all levels of government have resulted in tighter budget constraints placed upon educational bodies, and as a result, sales of educational material have fallen.

      Revenues from video dubbing were Cdn$691,156, a decrease of Cdn$55,982 or 7.5% over the Cdn$747,138 earned in the 1998 Fiscal Year. The decrease can be attributed to a loss of the local customer base due to our Magic Lantern subsidiary and its subsidiaries move in late fiscal 1998.

      Revenues from digital encoding were Cdn$462,742 for 1999 Fiscal Year compared to Cdn$217,930 for the 1998 Fiscal Year, an increase of Cdn$244,812 or 112.3%. The increase can be attributed to increased demand for digital services and the increased sales and marketing campaigns.

      Other revenues, which consist primarily of revenue from internet services and interest income, were Cdn$191,556, compared to Cdn$577,282 for the 1998 Fiscal Year, a decrease of Cdn$385,726 or 66.8%. Interest income decreased due to the decrease in short-term investments during the year. We are no longer performing the services for which the revenue from internet services was earned. The revenue was no longer consistent with our focus and strategy.

      As a result of the foregoing, our total revenues in aggregate were Cdn$13,420,642, compared to Cdn$14,771,972 for the 1998 Fiscal Year, a decrease of Cdn$1,351,330 or 9.1%.

      Cost of Sales. Cost of Sales for network services for the 1999 Fiscal Year were Cdn$2,353,705, compared to Cdn$2,486,873 for the 1998 Fiscal Year, a decrease of Cdn$133,168 or 5.4%. The number of hospitality sites outstanding in 1999 compared to the number outstanding in 1998 was constant. Since the amount we are billed by Communications is a direct function of the number of sites outstanding, the above-noted decrease results from a stronger Canadian dollar in the 1999 Fiscal year. As a percentage of our total revenues, such costs increase to 17.5% for the 1999 Fiscal Year from 16.8% for the 1998 Fiscal Year.

      Event programming costs were Cdn$24,650, compared to Cdn$26,683 for the 1998 Fiscal Year, a decrease of Cdn$2,033 or 7.6%. The decrease was commensurate with the decrease in the number events hosted in event programming revenues for the reasons discussed above. As a percentage of our total revenues, such costs remained constant at 0.2% for the 1999 Fiscal Year as compared to the 1998 Fiscal Year.

      Advertising sponsorship costs were Cdn$61,255, compared to Cdn$32,517 for the 1998 Fiscal Year, an increase of Cdn$28,738 or 88.4%. The increase was the result of increased marketing campaigns and a greater use of advertising agencies during the 1999 Fiscal Year.

      Video and software costs in aggregate were Cdn$1,990,741 compared to Cdn$2,212,985 for the 1998 Fiscal Year, a decrease of Cdn$222,244 or 10.0%. Of these costs, Cdn$281,115 was incurred by Interlynx, compared to Cdn$484,639 for the 1998 Fiscal Year, a decrease of Cdn$203,524 or 42.0%. The decrease corresponds to the decrease in revenue discussed above. Costs attributable to video and software sales of our Magic Lantern subsidiary and its subsidiaries for the 1998 Fiscal Year were Cdn$1,709,626, a decrease of Cdn$18,720, or 1.1%, over the Cdn$1,728,346 incurred in the 1998 Fiscal Year. The decrease corresponds to the decrease in revenue as discussed above. As a percentage of our total revenues, these costs have fallen to 14.8% in the 1999 Fiscal Year from 15.0% in the 1998 Fiscal Year, with the decrease in costs of Interlynx, accounting for 91.6% of the decrease.

      Video dubbing costs were Cdn$353,983. These costs have decreased by Cdn$266,659, or 43.0%, over the Cdn$620,642 incurred in the 1998 Fiscal Year. The decrease also can be attributed to the decrease in customer base and more efficient operations since the acquisition of Image Media Ltd.

      Digital encoding cost were Cdn$11,738 for the 1999 Fiscal Year compared to Cdn$8,441 for the 1998 Fiscal Year, an increase of Cdn$3,297 or 39.1%. The increase is associated with the increased level of sales.

      Other costs, were Cdn$359,811, compared to Cdn$127,100 for the 1998 Fiscal Year, an increase of Cdn$232,711 or 183.1%. As a percentage of our total revenues, such costs increased to 2.7% for the 1999 Fiscal Year from 0.9% for the 1998 Fiscal Year. The increase relates primarily to Viewer Services, which became a wholly-owned subsidiary on June 16, 1999.

      As a result of the foregoing, our total cost of sales was Cdn$5,155,883, compared to Cdn$5,515,241 for the 1998 Fiscal Year, a decrease of Cdn$359,358 or 6.5%. Total gross margins decreased to 61.6% in the 1999 Fiscal Year from 62.7% in the 1998 Fiscal Year.

      Expenses. Selling, general and administrative expenses for the 1999 Fiscal Year were Cdn$7,572,771, compared to Cdn$6,591,941 for the 1998 Fiscal Year, an increase of Cdn$980,830 or 14.9%. The increase was caused by the following factors. Firstly, the purchase of the remaining 50% of Viewer Services. In prior years, Viewer Services was accounted for on the equity basis; for the Fiscal Year 1999, Viewer Services was consolidated as a wholly owned subsidiary resulting in an increase in selling, general and administrative expenses of Cdn$422,520 or 43.1% of the increase. Secondly, professional fees have increased as a result of consultants aiding in the developing of Sonoptic's business plan and Networks North's strategic planning. Thirdly, property taxes increased as a result of the City of Toronto, retroactively restating property taxes. Fourthly, salaries and benefits have risen due to both annual increases and additional staffing requirements. Finally, cost associated with the purchase of the remaining 49% of Interlynx also contributed to the increase. As a percentage of our total revenues, total selling, general and administrative expenses increased to 56.4% for the 1999 Fiscal Year from

44.6% for the 1998 Fiscal Year.

      Bad debts expense was Cdn$136,888, compared to Cdn$43,123 for the 1998 Fiscal Year, an increase of Cdn$93,765 or 217.4%. The increase resulted from an increase in the allowance for doubtful accounts. As a percentage of our total revenues, such costs increased to 1.0% for the 1999 Fiscal Year from 0.3% for the 1998 Fiscal Year.

      Interest and bank charges for the 1999 Fiscal Year were Cdn$98,440, compared to Cdn$137,942 for the 1998 Fiscal Year, a decrease of Cdn$39,502 or 28.6%. The decrease was the result of decreased debt levels. As a percentage of our total revenues, such costs decreased to 0.7% for the 1999 Fiscal Year from 0.9% for the 1998 Fiscal Year.

      Depreciation and amortization for the 1999 Fiscal Year were Cdn$1,429,219, compared to Cdn$1,310,689 for the 1998 Fiscal Year, an increase of Cdn$118,530 or 9.0%. This increase is the result of depreciation on the capital asset additions in 1999. As a percentage of our total revenues, such costs increased to 10.6% for the 1999 Fiscal Year from 8.9% for the 1998 Fiscal Year.

      Income Taxes. Provision for income taxes was Cdn$150,000 for the 1999 Fiscal Year, compared to Cdn$419,084 for the 1998 Fiscal Year, a decrease of Cdn$269,084 or 64.2%. The provision for taxes is lower in 1999 when compared to the 1998 provision due to a lower level of taxable income experienced in 1999.

      Net Income/Loss. As a result of all of the above, our net loss for the 1999 Fiscal Year was Cdn$971,497, compared to net income Cdn$618,065 for the 1998 Fiscal Year, a change of Cdn$1,589,562. This represents a decrease in net income as a percentage of total revenues to (7.2%) in the 1999 Fiscal Year from 4.2% in the 1998 Fiscal Year.

Liquidity and Capital Resources

      At August 31, 2000, we had working capital of Cdn$2,421,670 a decrease of Cdn$1,615,390 from working capital of Cdn$4,037,060 at August 31,1999.

      For the 2000 Fiscal Year, we had a net cash outflow of Cdn$662,509, versus a cash inflow of Cdn$1,017,007 for the 1999 Fiscal Year. The net cash out flow for the 1998 Fiscal Year was Cdn$1,420,682. The decrease in net cash flow for the 2000 Fiscal Year was primarily due to cash used in investing activities.

      Cash provided by operating activities for the 2000 Fiscal Year was Cdn$288,031. The major factors contributing to the cash provided from operations for the 2000 Fiscal Year include: net income before depreciation and amortization of Cdn$361,479; increases in accounts payable and accrued liabilities, accounts receivable, income taxes and other receivables and other assets of Cdn$692,237, Cdn$619,676, Cdn$174,023 and Cdn$202,799 respectively. The major factors contributing to the cash provided from operations for the 1999 Fiscal Year include: net income before depreciation and amortization of Cdn$457,722;cash provided from the conversion of short-term investments to cash of Cdn$1,780,407; cash used to reduce accounts payable and accrued liabilities of Cdn$701,392. Cash provided by operating activities for the 1998 Fiscal Year was Cdn$475,343. The major factor contributing to the cash provided by operations during the 1998 Fiscal Year was net income before depreciation and amortization of Cdn$1,928,754 reduced by the use of cash resulting from the increase in accounts receivable of Cdn$1,034,931, which resulted from increased sales levels in 1998 and the purchase of the assets of Image Media.

      Cash used in investing activities in the 2000 Fiscal Year was Cdn$1,162,146. This amount resulted from the purchase of property and equipment by our GalaVu subsidiary, NTN IN and our Magic Lantern subsidiary. Cash used in investing activities in the 1999 Fiscal Year was Cdn$753,318. This amount resulted primarily from the purchase of property and equipment totaling Cdn$601,633 and the development of software totaling Cdn$250,000. Cash used in investing activities in the 1998 Fiscal Year was Cdn$2,454,791. This amount was primarily made up of purchases of property and equipment (including the purchase of the property, building and leasehold improvements therein, located at 10 Meteor Drive), totaling Cdn$2,012,543, an increase in licenses due to the payment of Cdn$78,401 to Players Network Inc. for the right to be the exclusive Canadian distributor of its products for a 10-year period, and the purchase of Interlynx, which totaled Cdn$380,001.

      Cash provided by financing in the 2000 Fiscal Year were Cdn$211,606. This mainly resulted from the proceeds on the exercise of options to purchase shares of Cdn$281,134 and the repayment of notes and loans payable of Cdn$67,436. Cash provided by financing in the 1999 Fiscal Year was Cdn$19,332 resulting from increased bank debt. Cash provided by financing activities in the 1998 Fiscal Year totaled Cdn$558,766. This mainly resulted from proceeds on the exercise of options to purchase common shares of Cdn$101,465, and the acquisition of a long-term operating loan from the Royal Bank of Canada of Cdn$1,309,246. The loan was used to retire and refinance short-term debt, as reflected in the decrease of bank indebtedness of Cdn$577,982, and finance the purchase of long-term assets.

      We believe that our working capital position provides the required liquidity on both a short and long term basis and that we will not require external financing for our operating activities during the 2001 Fiscal Year, based upon our present plans for the 2001 Fiscal Year. However, any changes in such plans may require us to seek outside financing. No arrangements are presently in place for outside financing should the need arise.

      The rate of inflation has had little impact on our operations or financial position during the three fiscal years ended August 31, 2000, and inflation is not expected to have a significant impact on our operations or financial position during the 2001 Fiscal Year.

      We pay a number of our suppliers, including its licensor and principal supplier, Communications, in US dollars. Therefore, fluctuations in the value of the Canadian dollar against the US dollar will have an impact on gross profit as well as our net income. If the value of the Canadian dollar falls against the US dollar, the cost of sales will increase thereby reducing our gross profit and net income. Conversely, if the value of the Canadian dollar rises against the US dollar, gross profit and net income will increase.

Highlights of the Three Months Ended November 30, 2000

      During the 2001 First Fiscal Quarter, we completed the purchase of certain assets and shares from Chell.com and Cameron Chell. In addition Magic completed the purchase of assets from Richard Wolff Enterprises, Inc., which we refer to as RWE, effective September 1, 2000. On October 3, 2000, we closed the sale of US$3,000,000 of a Convertible 10% Debenture to the VC Advantage Limited Partnership. To date US$1,400,000 has been advanced.

Results of Operations for the Three Months ended November 30, 2000

      Our total revenues for the 2001 First Fiscal Quarter were $5,002,865, compared to $5,535,596 for the 2000 First Fiscal Quarter, a decrease of $532,731 or 9.6%.

      Revenues from network services for the 2001 First Fiscal Quarter were $1,626,071, compared to $1,598,024 for the 2000 First Fiscal Quarter, an increase of $28,047 or 1.8%. These revenues are relatively constant between years due to the number of Hospitality sites remaining at approximately the same level between the 2001 and 2000 First Fiscal Quarters.

      Revenues from Pay-tv for the 2001 First Fiscal Quarter were $1,785,106 compared to $1,836,700 for the 2000 First Fiscal Quarter, a decrease of $51,594 or 2.8%. This decrease can be attributed to fewer popular movies available in the 2001 First Fiscal Quarter than in the 2000 First Fiscal Quarter.

      Revenues from event programming for the 2001 First Fiscal Quarter were $61,207, compared to $100,700 for the 2000 First Fiscal Quarter, a decrease of $39,493 or 39.2%. The decrease was due to a decreased number of corporate events hosted in the 2001 First Fiscal Quarter when compared to the number of events hosted in 2000 First Fiscal Quarter.

      Revenues from ad sponsorship were $58,845 for the 2001 First Fiscal Quarter, compared to $195,810 for the 2000 First Fiscal Quarter, a decrease of 136,965 or 69.9%. The decrease was the result of a decrease in the number and size of corporate sponsors over the level experienced in the previous period.

      Revenues from video and software sales for the 2001 First Fiscal Quarter were $1,055,879, compared to $1,438,879 for the 2000 First Fiscal Quarter, a decrease of $383,000 or 26.6%. In the First Fiscal Quarter of 2000, a one time large sale of $294,600 was recorded that resulted in abnormally high revenue when compared to 2001 First Fiscal Quarter.

      Revenues from video dubbing were $159,975 for the 2001 First Fiscal Quarter compared to $219,491 for the 2000 First Fiscal Quarter, a decrease of $59,516 or 27.1%. This decrease can be attributed to management's decision to reduce efforts on attracting 3rd party revenue and to concentrate on internal production.

      Revenues from digital encoding were $228,609 for the 2001 First Fiscal Quarter, compared to $102,547 for the 2000 First Fiscal Quarter, an increase of $126,062 or 122.9%. The increase can be attributed to increased demand for digital services and the greater sales effort in this area.

      Total cost of sales for the 2001 First Fiscal Quarter were $1,754,618, compared to $1,807,190 for the 2000 First Fiscal Quarter, a decrease of $52,572 or 2.9%. The decrease is commensurate with the decreased sales levels experienced offset by increased cable costs in the Pay-tv segment. As a percentage of revenues, cost of sales increased in the 2001 First Fiscal Quarter to 35.1% from 32.6% in the 2000 First Fiscal Quarter.

      Total selling, general and administrative expenses for the 2001 FirstFiscal Quarter were $5,195,065, compared to $2,587,398 for the 2000 First Fiscal Quarter, an increase of $2,607,667 or 100.8%. The increase was caused mainly by the addition of the ASP Services segment, which accounted for an increase of $2,691,020. As a percentage of the Company's total revenues, such expenses increased to 103.8% for the 2001 First Fiscal Quarter from 46.7% for the 2000 First Fiscal Quarter.

      During the 2001 First Fiscal Quarter, our Merchant Capital Group subsidiary vacated certain leased space and as a result the Company wrote off the net book value of the related leasehold improvements in the amount of $355,560. There were no similar transactions in the 2000 First Fiscal Quarter.

      Interest and bank charges for the 2001 First Fiscal Quarter were $92,455, compared to $80,179 for the 2000 First Fiscal Quarter, an increase of $12,276 or 15.3%. This increase results from an increase in debt related to the purchase of the RWE assets and the sale of the convertible debenture. As a percentage of our total revenues, interest and bank charges increased to 1.8% for the 2001 First Fiscal Quarter from 1.4% for the 2000 First Fiscal Quarter.

      Total depreciation and amortization expense for the 2001 First Fiscal Quarter was $850,677, compared to $499,477 for the 2000 First Fiscal Quarter, an increase of $351,200 or 70.3%. This increase is primarily the result of depreciation on the fixed assets acquired from RWE and Chell.com Ltd.

      There was no provision of income taxes recorded in the 2001 First Fiscal Quarter compared with a provision for income taxes of $298,458 for the 2000 First Fiscal Quarter. As the tax provision is based upon the individual company's taxable income, no provision was incurred as the companies are not in a taxable position.

      The minority interest share in profit for the 2001 First Fiscal Quarter was $10,180. This is compared to the minority interest share in losses for the 2000 First Fiscal Quarter of $4,253, an overall change of $14,433. This change results from profitable operations in Sonoptic Technologies Inc., in which there is a 25% minority interest.

      As a result of all of the above, the net loss for the 2001 First Fiscal Quarter was $3,290,569, compared to net income of $262,607 for the 2000 First Fiscal Quarter, a decrease of $3,553,176. The 2001 First Fiscal Quarter loss resulted primarily from the addition of ourMerchant Capital Group subsidiary and our Chell.com subsidiary to us and our activities including the provision of services to developing ASP companies in which we have invested.

Liquidity and Capital Resources

      At November 30, 2000, we had working capital of $1,243,046, a decrease of $1,178,624 from working capital of $2,421,670 at August 31, 2000.

      For the 2001 First Fiscal Quarter, we had a net decrease of cash of $156,525 compared to a net decrease of $1,444,692 in the 2000 First Fiscal Quarter.

      Cash used in operating activities for the 2001 First Fiscal Quarter was $1,106,516, compared to $1,079,902 used in operating activities in the 2000 First Fiscal Quarter. In 2001, the major items that contributed to cash being used in operating activities were as follows: the net loss with non-cash expenses added back of $1,678,774 and the increase in income taxes receivable of $77,415. The major items that contributed to cash being provided by operating activities were as follows: the decrease in accounts receivable of $156,408, decreases in prepaid expenses of $126,095 and increases in accounts payable and accrued liabilities of $349,797. In 2000, the major items that contributed to cash being provided by operating activities were as follows: net income with non-cash expenses added back of $805,353, decreases in income taxes receivable and inventory of $157,464 and $13,441 respectively, and increases in accounts payable and accrued liabilities and income taxes payable of $685,912 and $133,542 respectively. The major uses of operating funds included increases in accounts receivable and prepaid expenses of $2,626,013 and $248,728 respectively.

      Cash used in investing activities in the 2001 First Fiscal Quarter was $1,353,356 compared to the $374,757 used in investing activities in the 2000 First Fiscal Quarter, an increase of $978,599. This increase was the result of additions to property and equipment and the deposit of $614,400 on the purchase of shares in ApplicationStation.com, Inc.

      Cash provided by financing activities in the 2001 First Fiscal Quarter was $2,303,347, compared to the $9,967 provided in the 2000 First Fiscal Quarter. The increase is primarily due to the sale of the convertible debenture.

Inflation

The rate of inflation has had little impact on our operations or financial position during the three months ended November 30, 2000 and 1999 and inflation is not expected to have a significant impact on our operations or financial position during the 2001 Fiscal Year.

We pay a number of our suppliers, including our licensor and principal supplier, NTN Communications, Inc., in US dollars. Therefore, fluctuations in the value of the Canadian dollar against the US dollar will have an impact on our gross profit as well as its net income. If the value of the Canadian dollar falls against the US dollar, the cost of our sales will increase thereby reducing its gross profit and net income. Conversely, if the value of the Canadian dollar rises against the US dollar, its gross profit and net income will increase.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

      On October 12, 2000, Ernst & Young LLP ("E&Y"), the independent accountants of Chell Group Corporation resigned as our certifying accountants.

      The facts and circumstances that relate to E&Y's resignation, as far as they are known to us, are as follows:

      E&Y had served as our certifying accountants since 1995. E&Y had orally informed us that pursuant to E&Y's internal rules, E&Y would be resigning as our certifying accountant since it was unwilling and therefore unable to rely upon the representations of Mr. Cameron Chell, our President and Chief Executive Officer, due to the existence of a Settlement Agreement dated November 6, 1998, between Cameron Chell, and the Alberta Stock Exchange (the "Settlement Agreement"). On April 3, 2000, our Board of Directors had appointed Mr. Chell as a director and elected him as their Chair. On April 3, 2000, Chell.com. Ltd., a corporation wholly-owned by Mr. Chell, had purchased approximately 16% of our issued and outstanding common stock; and on April 7, 2000, we had advised E&Y of the existence of the Settlement Agreement. In connection with the Settlement Agreement, Mr. Chell had acknowledged the existence of certain facts that occurred during 1996 and 1997 while Mr. Chell was a registered representative in Alberta, Canada, licensed by the Alberta Securities Commission, and he had agreed to certain restrictions imposed by the Alberta Stock Exchange and to pay a CN$25,000 civil fine.

      E&Y's reports on our financial statements as at August 31, 1999 and for the two years then ended. did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles for the fiscal years ended August 31, 1999 and the subsequent interim period preceding E&Y's resignation and we had no disagreement with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

      On November 1, 2000, our Board of Directors ratified the engagement of Lazar Levine & Felix LLP as our auditors for the year ending August 31, 2000.

Quantitative and Qualitative Disclosures About Market Risk

N/A

Directors and Executive Officers

                                                                        Director
Name                Age       Principal Positions with the Company         Since
----                ---       ------------------------------------         -----

Cameron Chell       32        Director, President and Chief
                              Executive Officer                             2000
Don Pagnutti        50        Director, Vice President-Finance,
                              Chief Financial Officer                       2000
Frank Killoran      42        Chairman                                      2000
Peter Rona          54        Director                                      1987
David Bolink        32        Director                                      2000
Gordon Herman       42        Director                                      2000
Adrian P. Towning   56        Director                                      1994
Robert Stone        57        Director                                      2000
Mark Truman         46        Secretary                                      N/A

      Cameron Chell is our President and Chief Executive Officer and is the Chairman and Chief Executive Officer of Chell.com Ltd. Mr. Chell is a founder of the ASP Consortium and FutureLink Corp. ("FutureLink"), a company listed on NASDAQ under the trading symbol "FTRL". He served as FutureLink's President, CEO and Chairman from 1997 to 1999. Mr. Chell is also a Director and Shareholder of VC Advantage Limited, the general partner of VC Advantage Fund Limited Partnership. Mr. Chell is the Vice Chairman and founder of C MeRun Corp. and is a cofounder of JAWS Technologies Inc., a company listed on NASDAQ under the trading symbol "JAWZ" and a provider of information security consulting services and software solutions. Mr. Chell is also the Chairman of the Board of Directors of Engyro and cDemo. Previously, Mr. Chell worked in corporate finance in the private sector. Mr. Chell worked as a stockbroker at McDermid St. Lawrence Securities Ltd. from 1994 to 1997. On November 6, 1998, Mr. Chell entered into a Settlement Agreement with the Alberta Stock Exchange to resolve a pending investigation into alleged breaches by Mr. Chell of Alberta Stock Exchange rules and bylaws. As part of the Settlement Agreement, (i) Mr. Chell acknowledged that he had breached certain duties of supervision, disclosure, or compliance in connection with various offers and sales of securities and (ii) Mr. Chell was prohibited from receiving Alberta Stock Exchange approval for a five year period, subjected to a CDN$25,000 fine and a three year period of enhanced supervision.

      Don Pagnutti was appointed our Vice President, Finance on September 19, 2000. Mr. Pagnutti has been our Chief Financial Officer since September 1998, and was our Executive Vice President and Chief Operating Officer from September 1997 to September 2000. From 1996 to 1997, he worked for Sullivan Entertainment Inc., as Executive Vice President and Chief Financial Officer. From 1980 to 1996, he worked for Telemedia Communications Ltd., a large Canadian media company as Vice President, Radio. Mr. Pagnutti is a Chartered Accountant and has a Masters Degree in Business Administration and a Bachelor of Commerce Degree from the University of Toronto.

      Peter Rona had been our President and Chief Executive Officer from September 1987 until

September 2000. In addition, he was our Principal Financial and Accounting Officer from September 1987 to August 1997. He has been President of NTN Interactive Network, Inc. (formerly, NTN Sports, Inc. until 1993) from 1985 to 1991 and February 1993 to September 1999. Mr. Rona has also been the President, sole director and sole shareholder of Anor Management, Ltd., a personal holding company, since 1987.

      Frank Killoran was our Chairman, as well as, President and Chief Operating Officer, since March 1997, of National Process Equipment, a Canadian distributor of industrial pumps and compressors. Mr. Killoran was also the President of Chell.com Ltd. from June to September 2000. From June 1993 to January 1998, Mr. Killoran served as President and Chief Operating Officer of Taro Industries Ltd., a Canadian oil and gas services company listed on the Toronto Stock Exchange. Prior thereto, Mr. Killoran was a partner at Coopers and Lybrand where he worked from May 1981 until May 1993.

      David Bolink was a Managing Director of Chell Merchant Capital Group from September 2000 to January 19, 2001 and served as Chell.com. Ltd.'s first President from December 1999 to July 2000. Mr. Bolink served as Director of Business Management of FutureLink Distribution Corp., an application service provider and a provider of server-based computing services, from May 1998 to December 1999. Mr. Bolink also served as Business Manager of Edmonton Society for Christian Education from May 1996 to May 1998. From February 1989 to May 1996, Mr. Bolink served as Asset Manager of Wilson Holdings, a property and financial management company.

      Gordon Herman was a Senior Managing Director of Chell Merchant Capital Group from September 2000 to January 19, 2001. Mr. Herman is currently the Chairman/President of Madison Companies Ltd., a company listed on the Canadian Venture Exchange Inc., which focuses on acquiring small to medium sized facilities management companies since 1997. From 1992 to 1998, Mr. Herman was the President/owner of Harding Hall & Graburne Insurance Inc., a property and casualty insurance broker. From 1996 to 1998, Mr. Herman was the Vice President, Western Canada - Acquisitions, at Equisure Financial Network, an insurance broker network trading on the Toronto Stock Exchange. From 1988 to 1992, Mr. Herman was the President of General Electric Capital Canada Leasing Inc., Canadian Operations (Canadian Subsidiary of General Electric).

      Adrian Towning is a private, independent investor in several companies involved in the communications industry. As a result of his investments, he has served as a director of some of these companies, including Medical Communications Corporation, which we refer to as MCC, from 1994 to July 1996. On May 14, 1996, MCC filed a petition under Chapter 7 of the United States Bankruptcy Code and the Bankruptcy Court appointed a Trustee of MCC on July 11, 1996. On July 16, 1996, MCC was dissolved. From 1983 to 1989, he established and managed Anglo-Massachusetts Investments Incorporated, with offices in Boston and London, which was involved in providing financial advice to Europeans.

      Robert Stone graduated with the degree of Bachelor of Science from the University of Toronto in 1964. From 1973 until 1997 Mr. Stone served in various capacities with Cominco Ltd., a company listed on the Toronto Stock Exchange, which we refer to as TSE, and the

American Stock Exchange, which we refer to as AMEX, under the trading symbol "CLT", being the Vice-President, Finance and Chief Financial Officer of that company from 1980 until 1997. From 1969 until 1973 Mr. Stone was the Director of Finance of Great Northern Capital Corporation. From 1964 until 1969 Mr. Stone worked with Clackson Gordon, Chartered Accountants, receiving his Chartered Accountant designation in 1967. Mr. Stone currently serves as a director of a number of companies including: Boliden Limited, a company listed on the TSE under the trading symbol "BOL"; Golden Star Resources Ltd., a company listed on the TSE under the trading symbol "GSC" and listed on AMEX under the trading symbol "GSR"; Mainsborne Communications International Inc.; Manhatten Minerals Corp., a company listed on the TSE under the trading symbol "MAN"; Mr. Stone is also a former director of Agrium Inc., a company listed on the New York Stock Exchange and the TSE under the trading symbol "AGU"; Cominco Ltd.; Global Stone Corporation; Pine Point Mines Ltd.; TVI Pacific Inc., a company listed on the TSE and Canadian Venture Exchange Inc. under the trading symbol "TVI"; and United Bolero Development Corp., a company listed on the Canadian Venture Exchange Inc. under the trading symbol "UNB"; Union Bank of Switzerland and West Kootenay Power & Light Company.

      Mark Truman has been our Controller since December of 1994.

Executive Compensation

Summary Compensation Table

      The following table sets forth information concerning the compensation paid or accrued by us during the three years ended August 31, 2000 to those individuals who served as our Chief Executive Officer during the 2000 Fiscal Year and all our other executive officers or any of our subsidiaries at August 31, 2000 who received total annual salary and bonuses in excess of US$100,000 (Cdn$147,140) during the 2000 Fiscal Year (collectively, the "Named Executive Officers").

                                                                                                    Long-term
                                                               Annual Compensation                 Compensation
                                             -------------------------------------------------- ------------------
                                                                   Bonus         Other Annual    Securities Under    All Other
                                                  Salary(1)    -------------    Compensation(1)  Options/Granted   Compensation
Name and Principal Position          Year          (Cdn$)          (Cdn$)            ($)               (#)              ($)
------------------------------- ------------ ----------------- ------------- ------------------ ------------------ -------------
Peter Rona                           2000         192,334              --             --             100,000            --
President and Chief                  1999         167,665          30,755             --              30,000            --
Executive Officer(2)                 1998         168,426          32,963             --              40,000            --

Donald Pagnutti (3)                  2000         156,249              --             --              22,500            --
Vice-President, Finance
and Chief Financial Officer

Notes:

      (1) Perquisites and other personal benefits received in 1998, 1999 and 2000 did not exceed the lesser of US$50,000 and 10% of the total annual salary and bonuses for any of the Named Executive Officers.

      (2) Mr. Rona was our President and Chief Executive Officer from September 1, 1987 until September 19, 2000.

      (3) Mr. Pagnutti's title was changed to Vice President Finance and Chief Financial Officer on September 19, 2000.

      During the three year period ended August 31, 2000, we did not grant any restricted stock awards or stock appreciation rights. Additionally, all of our group life, health, hospitalization, medical reimbursement or relocation plans, if any, do not discriminate in scope, terms or operation, in favor of the Named Executive Officers and are generally available to all salaried employees. Further, no Named Executive Officer received, in any of the periods specified in the Summary Compensation Table, perquisites and other personal benefits, securities or property in an aggregate amount in excess of the lesser of $50,000 or 10% of the total salary and bonus reported for the Named Executive Officer in the fiscal year in which such benefits were received, and no single type of perquisite or other personal benefits exceeded 25% of the total perquisites and other benefits reported for the Named Executive Officer in the applicable fiscal year.

Option Grants Table

      The following table sets forth (a) the number of shares underlying options granted to each Named Executive Officer during the 2000 Fiscal Year, (b) the percentage the grant represents of the total number of options granted to all of our employees during the 2000 Fiscal Year, (c) the per share exercise price of each option, (d) the expiration date of each option, and (e) the potential realized value of each option based on: (i) the assumption of a five (5%) percent annualized compounded appreciation of the market price of the Common Stock from the date of the grant of the subject option to the end of the option term, and (ii) the assumption of a ten (10%) percent annualized compounded appreciation of the market price of the Common Stock from the date of the grant of the subject option to the end of the option term.

                       Number of     Percentage of                                     Potential Realizable Value at
                         Shares      Total Options                                     Assumed Rates of Stock Price
                       Underlying     Granted to                                       Appreciation for Option Term
                        Options      Employees in    Exercise         Expiration       -----------------------------
Name                    Granted       Fiscal Year      Price             Date             5%              10%
----                    -------       -----------      -----             ----             --              ---
Peter Rona               75,000          9.7%          US$2.00    October 14, 2004     US$41,442       US$91,577
President and            25,000          3.2%         US$4.375       April 3, 2005     US$30,218      US$176,150
CEO(1)

Donald Pagnutti (2)      22,500          2.9%          US$9.75     August 11, 2004     US$47,277      US$101,812
Vice-President,
Finance and Chief
Financial Officer

Notes:

      (1) Mr. Rona was our President and Chief Executive Officer from September 1, 1987 until September 19, 2000.

      (2) Mr. Pagnutti's title was changed to Vice President Finance and Chief Financial Officer on September 19, 2000.

Options Exercised and Remaining Outstanding

      Set forth in the table below is information, with respect to each of the Named Executive Officers, as to the (a) number of shares acquired during the 2000 Fiscal Year upon each exercise of options granted to such individuals, (b) the aggregate value realized upon each such exercise (i.e., the difference between the market value of the shares at exercise and their exercise price),
(iii) the total number of unexercised options held on August 31, 2000, separately identified between those exercisable and those not exercisable, and
(iv) the aggregate value of in-the-money, unexercised options held on August 31, 2000, separately identified between those exercisable and those not exercisable.

                     Securities      Aggregate                                    Value of Unexercised in the
                     Acquired on       Value         Unexercised Options at         Money Options at August 31,
                      Exercise       Realized            August 31, 2000                       2000
                         (#)            ($)                    (#)                              ($)
                     ------------   ------------  ---------------------------   ----------------------------------
                                                  Exercisable   Unexercisable   Exercisable(1)    Unexercisable(1)
                                                  -----------   -------------   --------------    ----------------
Peter Rona               Nil            Nil         135,000        97,500(2)      US$445,625          US$438,750
Donald Pagnutti          Nil            Nil          18,750        33,750          US$69,375           US$50,625

Note:

(1) The value of the unexercised "in-the-money" options has been determined by subtracting the exercise price of the options from the closing Common Share price of US$6.50 on August 31, 2000, and multiplying by the number of Common Shares that may be acquired upon the exercise of the options.

(2) As at September 19, 2000, these options vested and were exercisable.

Compensation of Directors

      Prior to September 8, 2000, each director, not otherwise our full time employee, was eligible to receive $500 for each meeting of the Board of Directors or committee thereof which they attended, along with the reimbursement of their reasonable expenses incurred on our behalf. In addition, each director, not otherwise our full time employee was eligible to receive 1,500 stock options annually. During the fiscal year ended August 31, 2000, 45,000 options were issued to Adrian Towning at a strike price of US$9.75 on August 11, 2000. The vesting schedule for these options are one-third per year on each anniversary of the grant date. On December 11, 2000, 45,000 options were issued to Robert Stone at a strike price of US$3.06. The vesting schedule for these options are one-third per year on each anniversary of the grant date. See "Stock Options".

      As of December 11, 2000, the Board of Directors formally adopted a standard arrangement pursuant to which only our outside directors are compensated by us for their services in their capacity as directors. This compensation arrangement is retroactive to September 19, 2000 (the date of the closing of the Agreement of Purchase and Sale between Networks North Inc., Networks North Acquisition Corp., Chell.com Ltd. and Cameron Chell).

   Outside Director's Compensation Schedule                  Cash        Options
                                                             (US$)
1. Directorship Acceptance Options (one time                              45,000
   grant with a 3 year vesting schedule)
2. Annual Retainer-Chairman                                 20,000        10,000
3. Annual Retainer-Director                                  6,000
4. Annual Retainer-Committee Member (over                    3,000
   and above directorship retainer)
5. Annual Retainer-Committee Chair (over and                 2,000
   above directorship retainer and committee retainer)
6. Board Meeting Attendance Fee                            750/mtg.
7. Committee Attendence Fee                                500/mtg

      Mr. Killoran has elected not to claim his Annual Retainer and Options for the 2001 Fiscal Year.

Employment Contracts with Named Executive Officers

      We entered a new employment agreement, which we refer to as the Rona Agreement, with Peter Rona, our President and Chief Executive Officer, for a three-year period commencing April 1, 2000 and continuing until March 1, 2003. The Rona Agreement provide for a base compensation of $225,000 with annual increases to be subject to review by the Board of Directors. In September 2000, we entered into an agreement with Mr. Rona to terminate the Rona Agreement which we refer to as the Termination Agreement. Pursuant to the terms of the Termination Agreement, we paid Mr. Rona $643,250 and all options then held by Mr. Rona vested immediately. In addition, the Termination Agreement provided that Mr. Rona shall exercise all options, repay his loan of US$70,000 and agree not to sell any of his Common Shares without first consulting with our Chairman, President or Chief Executive Officer.

      In November 1999, we renewed Donald Pagnutti's employment agreement originally dated August 15, 1997, pursuant to which Mr. Pagnutti serves as our Executive Vice President, Chief Financial Officer and Chief Operating Officer. Effective September 19, 2000, Mr. Pagnutti's title was changed to Vice President, Finance and Chief Financial Officer. The agreement provides for an initial base compensation of $160,000 with annual reviews, together with automobile expenses of $9,000. In addition to the fixed remuneration, we shall pay Mr. Pagnutti a bonus at the end of each year of the term in the event that during the said year our actual net income before taxes as audited using the generally accepted accounting principles applied on a basis consistent with those previous years, equaled or exceeded our projected net income before taxes as determined by our Board of Directors at the commencement of the said year. The agreement further provided that we grant to Mr. Pagnutti options to purchase a minimum of 15,000 of our Common Shares.

      On September 19, 2000, we entered into an employment agreement with Cameron Chell, pursuant to which Mr. Chell serves as our President and Chief Executive Officer. The agreement provides for an initial base compensation of $360,000, together with automobile expenses of $8400. In addition to the fixed remuneration, we shall provide Mr. Chell with the services of an Executive Assistant on an ongoing basis and an Accountant for a reasonable period of time to allow for the completion of outstanding accounting work related to existing companies in which Mr. Chell is involved. It was the understanding of the parties that this agreement was to be replaced by a definitive employment agreement before October 10, 2000, however, such agreement has not been entered into at this time. Since the signing of this agreement, Mr. Chell has eliminated both his salary and automobile allowance in an effort to reduce our cash requirements. These were eliminated with the understanding that the compensation of Mr. Chell will be mutually agreed upon between the parties.

      On September 19, 2000, we entered into an employment agreement with Gord Herman, pursuant to which Mr. Herman served as our Senior Managing Director. The agreement provided for an initial base compensation of $175,000, together with automobile expenses of $8,400. It was the understanding of the parties that this agreement was to be replaced by a definitive employment agreement before October 10, 2000, however, such agreement has not been entered into at this time. Since the signing of this agreement, Mr. Herman had reduced his salary to a level of $120,000 and has eliminated the automobile allowance in an effort to reduce our cash requirements. These were eliminated with the understanding that the compensation of Mr. Herman would be mutually agreed upon between the parties. On January 19, 2001, Mr. Herman was laid off as Senior Managing Director but remains on the board of directors.

      In September 2000, our Merchant Capital Group subsidiary assumed an employment agreement from Chell.com, which had been entered into on November 29, 1999 with David Bolink, pursuant to which Mr. Bolink served as our Merchant Capital Group subsidiary's Managing Director and General Manager. The agreement provided for an initial base compensation of $150,000. Since the assumption of this agreement, Mr. Bolink had reduced his salary to $120,000 in an effort to reduce cash requirements of our Merchant Capital Group subsidiary. This was reduced on the understanding that the compensation of Mr. Bolink would be mutually agreed upon between the parties. On January 19, 2001, Mr. Bolink was laid off as Managing Director but remains on the board of directors.

      We do not have any other employment agreements in effect with any other executive employee.

Compensation Committee Interlocks and Insider Participation

      Our Audit and Compensation Committees currently consist of Robert Stone and Adrian P. Towning. Messrs. Stone and Towning are not officers or our employees, and have not served in such capacities in the past. None of our executive officers served as a director or member of the compensation committee (or group performing similar functions) of another entity, one of whose executive officers served on our Audit and Compensation Committee or as one of our directors.

Security Ownership of Certain Beneficial Owners and Management

      Set forth in the table below is information concerning the ownership, as of the close of business on November 30, 2000, of the Common Stock by each person who is known to us to be the beneficial owner of more than five (5%) percent of the Common Stock, our directors and Named Executive Officers, and all directors and executive officers as a group.

                                                Amount and Nature of  Percent of
Name and Address(1)                             Beneficial Ownership   Class (2)
-------------------                             --------------------  ----------

Chell.com Ltd. (3) ............................      4,992,497           59.9%
Cameron Chell (4) .............................      6,890,724           70.3%
Frank Killoran(5) .............................        123,476            1.5%
Peter Rona (6) ................................        562,500            6.3%
Gordon Herman(7) ..............................        166,118            2.0%
David Bolink(8) ...............................        155,707            1.9%
Don Pagnutti (9) ..............................         22,500            0.3%
Adrian Towning (10) ...........................          9,000            0.1%
Robert Stone ..................................              0              0%

All directors and executive officers as a group
          (8 persons) .........................      7,930,025           76.5%

      (1) Unless otherwise stated, the address of the directors and executive officers of the corporation is c/o Chell Group Corporation, 14 Meteor Drive, Toronto, Ontario, Canada M9W 1A4.

      (2) Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them. A person is deemed to be the beneficial owner of securities that may be acquired by such person within 60 days from the date on which beneficial ownership is to be determined, upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage ownership is determined by assuming that options, warrants and convertible securities that are held by such person (but not those held by any other person) and which are exercisable within such 60-day period, have been exercised.

      (3)   Cameron Chell is the sole director and shareholder of Chell.com Ltd.

      (4) Includes 4,992,497 Common Shares held by Chell.com Ltd.(taking into consideration the option calls on the Chell.com holdings held by Frank Killoran, Gordon Herman and David Bolink), 421,829 Common Shares held in escrow in connection with the purchase of shares of C Me Run Corp. and 1,476,398 Exchangeable Shares of Chell Merchant Capital Group being held in escrow in connection with the purchase of shares of eSupplies (Alberta) Ltd.

      (5) Represents the vested portion of an option in Chell.com Ltd. held by Mr. Killoran, for the purchase of our shares which are owned by Chell.com Ltd.

      (6)   The address for Mr. Rona is 2205-39 Old Mill Road, Toronto, Ontario,

            Canada, M8X 1G6. Includes (a) 300,000 shares of Common Stock issuable upon conversion of the 900,000 shares of Convertible Preferred Stock held of record by Anor Management, Ltd., which we refer to as Anor. Mr. Rona is the President, sole director and sole shareholder of Anor; (b) 30,000 common shares owned by Mr. Rona; and
            (c) 232,500 options to purchase our Common Stock all of which have vested.

      (7) Represents the vested portion of an option in Chell.com Ltd. held by Mr. Herman, for the purchase of our shares which are owned by Chell.com Ltd.

      (8) Represents the vested portion of an option in Chell.com Ltd. held by Mr. Bolink, for the purchase of our shares which are owned by Chell.com Ltd.

      (9) Represents options, which have vested and are available for exercise.

      (10) Includes 3,000 of our Common Shares and 6,000 options, which have vested and are available for exercise.

Certain Relationships and Related Transactions

      Set forth below is a description of certain transactions between us and our directors, executive officers, beneficial owners of five percent or more of the outstanding Common Stock, or member of the immediate family of any of the foregoing persons, as well as certain business relationships between us and our directors, which occurred or existed during the 2000 Fiscal Year and subsequent thereto.

      a) Cameron Chell is Chairman of the Board and a director in each of Engyro and cDemo. Chell.com., a wholly owned subsidiary of Cameron Chell, holds 120,000 warrants to purchase common shares of cDemo at $5.00 per share and 85,000 warrants to purchase Class A Voting Shares of eSupplies at $7.00 per share and 500,000 options at $7.00. Chell.com holds 200,000 options to purchase shares of Engyro for $5.00 and warrants for 97,500 shares at $5.00.

      b) Frank Killoran is a director and shareholder of cDemo and he and members of his immediate family hold 264,000 common shares in such company. He holds an option from Chell.com to acquire 370,428 of our shares, which are held by Chell.com, at a price of $1.00 (which may be adjusted up or downward based on certain contingencies).

      c) Gordon Herman is interim President of cDemo, a consultant to eSupplies and receives compensation therefore. He holds an option in

            Chell.com to acquire 498,354 of our shares, which are held by Chell.com, at a price of $1.00 (which may be adjusted up or downward based on certain contingencies).

      d) David Bolink holds an option in Chell.com to acquire 467,121 of our shares, which are held by Chell.com, at a price of $1.00 (which may be adjusted up or downward based on certain contingencies).

      e) Pursuant to the Purchase and Sale Agreement between us, Chell Merchant Capital Group, Cameron Chell and Chell.com Ltd., 5,369,733 of our shares were issued and 1,928,268 Exchangeable Shares of Chell Merchant Capital Group were issued to Cameron Chell and Chell.com Ltd. Our shares that were issued in exchange for shares of C Me Run are currently held in escrow until such time as (i) C Me Run is current with its SEC filings pursuant to the Securities Exchange Act of 1934, as amended; (ii) The average closing price of C Me Run's stock is $11 for five consecutive trading days and (iii) C Me Run is listed in good standing on either the NASD Bulletin Board or the NASDAQ Small Cap or National Stock Market. In addition, 1,476,398 of our shares in our wholly-owned subsidiary, Chell Merchant Capital Group Inc., that were issued in exchange for shares of eSupplies will be held in escrow until at such time our Board of Directors has reviewed a new business plan and made a determination that the new course taken by eSupplies fits with our business model and provides similar value to us.

            f) Escrow Agreement dated October 11, 2000 among us, Cameron Chell, Chell Merchant Capital Group Inc. and Wolff Leia Huckell (as escrow agent). The Exchangeable Shares of our Merchant Capital Group subsidiary may be released from escrow after receiving written notice from our board of directors that the new course of business being taken by eSupplies including potential new acquisitions in the e-business field, fits within our business model and provides significant value to us. If there is no such notice from our board of directors prior to October 12, 2001, The Exchangeable Shares of our Merchant Capital Group subsidiary shall be cancelled and the shares of eSupplies held by the escrow agent will be returned to Mr. Chell. Mr. Chell is major shareholder in eSupplies.

      g) Consulting Agreement between Chell.com and eSupplies (Alberta) Ltd. dated February 8, 2000 that was assigned to us as part of the purchase of Chell.com assets effective August 31, 2000, whereby we provide consulting services to eSupplies for a period of 12 months for a fee of US$720,000. Cameron Chell is a major shareholder of eSupplies.

      h) Consulting Agreement between Chell.com and Buyersangel.com Inc. (now known as cDemo, Inc.) dated January 21, 2000 that was assigned to us as part of the purchase of Chell.com assets effective August 31, 2000, whereby we provide consulting services to cDemo for a period of 12 months for a fee of US$720,000. Cameron Chell is the Chairman of the Board of cDemo. Mr. Killoran and Mr. Herman are directors.

      i) Consulting Agreement between Chell.com and R Home Funding Company Ltd. (now known as Engyro, Inc.) dated January 17, 2000 that was assigned to us as part of the purchase of Chell.com assets effective August 31, 2000 whereby we provide consulting services to Engyro for a period of 14 months, ending on January 15, 2001, for a fee of US$720,000. Cameron Chell is the Chairman of the Board of Engyro.

      j) Consulting Agreement between Chell Group Corporation and Mainsborne Communications International Inc. dated September 1, 2000 whereby we provide consulting services for a term of 1 year for a fee of US$25,000 per month. Mr. Stone is a director of Mainsborne Communications International Inc.

      k) Consulting Agreement between Chell.com Ltd. and C Me Run Corp. dated November 15, 1999 that was assigned to us as part of the purchase of Chell.com assets effective August 31, 2000 whereby we provide consulting services to cMeRun for a term of 12 months for a fee of US$720,000. Cameron Chell is C Me Run's Vice-Chairman and Frank Killoran is a director of C Me Run.

      l) License Agreement between Cameron Chell, us and Chell Merchant Capital Group dated August 31, 2000 whereby Mr. Chell us and Chell Merchant Capital Group have the right to use the trademarks "Chell.com", "Chell Merchant Capital Group" and "Chell Corporation" in exchange for the fee of $1.00 per year.

      m) Securities Purchase Agreement with VC Advantage Fund, which we refer to as VC on October 3, 2000, for up to US$3,000,000 loan to us. VC received a Convertible Debenture, which is convertible into our Common Stock, based upon an agreed conversion price of $3.00 per share. As of November 30, 2000, VC had assigned its rights in this Agreement to Canadian Advantage Limited Partnership, which we refer to as CALP II and a total of US$1,700,000 has been advanced us. Cameron Chell is a Director and shareholder of VC Advantage Limited, the general partner of VC. Pursuant to the assignment of this agreement to CALP II, this is no longer a related transaction as Mr. Chell has no interests in CALP II.

      (n) Cameron Chell, B.O.T.B. Corp and Chell.com (both companies controlled by Mr. Chell) entered into an agreement on January 17, 2001 along with the Corporation and eSupplies (Alberta) Ltd to purchase an interest in ApplicationStation.com in which, assuming completion of the purchase, Mr Chell, B.O.T.B. Corp and Chell.com will be significant shareholders along with the Coporation.

Disclosure of Commission Position on Indemnification for Securities Act

Liabilities

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

      No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by us or the Selling Shareholders. Neither the delivery of this Prospectus, nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or that the information contained herein is correct as of any date subsequent to the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                               8,670,000 Shares of

                                  Common Stock

                             CHELL GROUP CORPORATION
                           f/k/a Networks North, Inc.

                                   PROSPECTUS

                                February 15, 2001

                PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

                  Other Expenses of Issuance and Distribution.

      Expenses payable in connection with the issuance and distribution of the securities being registered (estimated except in the case of the registration fee) are as follows:

Registration Fee               $4,335.00

Legal and Accounting
Fees and Expenses              90,000.00*

Miscellaneous                   5,665.00*
                             -----------
TOTAL                        $100,000.00

The above fees will be paid by us.

* Estimate

Indemnification of Directors and Officers.

      Article Tenth of our Amended Certificate of Incorporation provides for the elimination of personal liabilities of directors of the registrant for breaches of certain of their fiduciary duties to the full extent permitted by Sections 717 and 719 of the New York Business Corporation Law ("BCL"). Specifically, it states that no director of the Registrant shall be personally liable to the corporation or any of its shareholders for damages of any breach of duty in any such capacity except if a judgment or other final adjudication adverse to them establishes that their acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of the law, or that they personally gained in fact a financial profit or other advantage to which they were not legally entitled or that their acts violated Section 719 of the BCL.

      Section 801(b)(14) of the BCL enables a corporation in its certificate of incorporation to strike out, change or add any provision not inconsistent with the BCL or any other statute, relating to the business of the corporation, its affairs, its rights or powers or the rights or powers of its shareholders, or directors or officers. Section 717 provides for the elimination of personal liabilities of directors provided they act in good faith and with the degree of care used by an ordinary prudent person under like circumstances. Thus, no such provision may eliminate or limit the liability of a director for breaching their duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating the law, paying an unlawful dividend, approving an illegal stock repurchase or obtaining an improper personal benefit.

Recent Sales of Unregistered Securities

      As of the close of business on January 30, 2000, the following Common Shares have been issued by us in the last twelve months:

      1. Pursuant to the Purchase and Sale Agreement between us, Chell Merchant Capital Group, Cameron Chell and Chell.com Ltd., 5,369,733 of our shares were issued and 1,928,267 Exchangeable Shares of Chell Merchant Capital Group were issued to Cameron Chell and Chell.com Ltd.

      Our shares that were issued in exchange for shares of cMeRun are currently held in escrow until such time as (i) cMeRun is current with its SEC filings pursuant to the Securities Exchange Act of 1934, as amended; (ii) The average closing price of cMeRun's stock is $11 for five consecutive trading days and
(iii) cMeRun is listed in good standing on either the NASD Bulletin Board or the NASDAQ Small Cap or National Stock Market.

      In addition, the 1,476,398 shares of our wholly-owned subsidiary, Chell Merchant Capital Group Inc., that were issued in exchange for shares of eSupplies will be held in escrow until at such time our Board of Directors has reviewed a new business plan and made a determination that the new course taken by eSupplies fits with our business model and provides similar value to us.

      2. On January 18, 2001, pursuant to a subscription agreement dated January 17, 2001, we isued 21,974 shares of our common stock to Mr. Bruce Elliot.

      3. Pursuant to our Stock Option Plan, the following issuances of stock were made in the last twelve months:

                                                       Number of
Month of Issuance                                 Common Shares Issued
-----------------                                 --------------------
February 2000                                            1,500
March  2000                                             22,750
April 2000                                              13,015
May 2000                                                   250
June 2000                                                  500
July 2000                                                6,750
August 2000                                             23,735
October 2000                                               250
November 2000                                            6,000
January 2001                                            56,500

Exhibits and Financial Statement Schedules

(c) The following list sets forth the applicable exhibits (numbered in accordance with Item 601 of Regulation S-K) required to be filed with this Registration Statement on Form S-1:

  Exhibit
   Number                                    Title
   ------                                    -----

    2.1     Stock Purchase Agreement, dated October 1, 1996, among Connolly-Daw
            Holdings Inc., 1199846 Ontario Ltd., Douglas Connolly, Wendy
            Connolly and NTN Interactive Network Inc., minus Schedules thereto.*
    3.1     Certificate of Incorporation, as amended to date.*
    3.2     By-Laws, as amended to date.*
    4.1     Specimen Stock Certificate.*
   10.1     License Agreement, dated March 23, 1990, between NTN Communications,
            Inc. and NTN Interactive Network Inc.*
   10.2     Stock Purchase Agreement, dated as of October 4, 1994, between NTN
            Canada and NetStar Enterprises Inc. (formerly, Labatt Communications
            Inc.).*
   10.3     Option, dated as of October 4, 1994, registered in the name of
            NetStar Enterprises Inc. (formerly, Labatt Communications Inc).*
   10.4     Designation Agreement dated as of October 4, 1994, among NTN Canada,
            Inc., NTN Interactive Network Inc. and NetStar Enterprises Inc.
            (formerly Labatt Communications Inc.).*
   10.5     Registration Rights Agreement, dated as of October 4, 1994, between
            NTN Canada and NetStar Enterprises Inc. (formerly, Labatt
            Communications Inc.).*
   10.6     Promissory Note of NTN Interactive Network Inc. registered in the name of Connolly-Daw Holdings, Inc.*
   10.7     Promissory Note of NTN Interactive Network Inc., registered in the name of 1199846 Ontario Ltd.*
   10.8     Option Agreement, dated October 1, 1996, among Connolly-Daw Holdings
            Inc., NTN Interactive Network Inc. and NTN Canada, Inc.*
   10.9     Option Agreement, dated October 1, 1996, among 1199846 Ontario Ltd.,
            NTN Interactive Network Inc. and NTN Canada, Inc.*
  10.10     Registration Rights Agreement, dated October 1, 1996, among NTN
            Canada, Inc., Connolly-Daw Holdings Inc. and 1199846 Ontario Ltd.*
  10.11     Employment Agreement dated as of August 31, 1994, between NTN
            Interactive Network Inc. and Peter Rona.*
  10.12     Management Agreement, dated October 1, 1996, between Magic Lantern
            Communications Ltd. and Connolly-Daw Holdings Inc.*
  10.13     Employment Agreement dated October 1, 1996, between Magic Lantern
            Communications Ltd. and Douglas Connolly.*
  10.14     Employment Agreement dated October 1, 1996, between Magic Lantern
            Communications Ltd. and Wendy Connolly.*
  10.15     Asset Purchase Agreement, dated September 10, 1999, by and between
            1373224 Ontario Limited, Networks North Inc. and Arthur Andersen
            Inc., to acquire the property and assets of GalaVu Entertainment
            Inc., from the person appointed by the court of competent
            jurisdiction as the receiver or receiver and manager of the property, assets and undertaking of GalaVu.*
  10.16     Promissory Note, dated September 10, 1999, by and between 1373224
            Ontario Limited, as Debtor, and the Holder, as Creditor.*
  10.17     General Security Agreement, dated September 10, 1999, by and between
            1373224 Ontario Limited, to acquire the property and assets of
            GalaVu Entertainment Inc., from the person appointed by the court of competent jurisdiction as the receiver or receiver and manager of the property, assets and undertaking of GalaVu.*
  10.18     Securities Pledge Agreement, dated September 10, 1999, by and between 1373224 Ontario Limited to acquire the property and assets of GalaVu Entertainment Inc., from the person appointed by the court of competent jurisdiction as the receiver or receiver and manager of the property, assets and undertaking of GalaVu.*
  10.19     Certificate to the Escrow Agent certifying that the conditions of
            Closing have been satisfied or waived.*
  10.20     Certificate to the Escrow Agent certifying that the conditions of
            Closing have not been satisfied or waived.*
  10.21     Occupancy and Indemnity Agreement, dated September 10, 1999, by and between 1373224 Ontario Limited to acquire the property and assets of GalaVu Entertainment Inc., from the person appointed by the court of competent jurisdiction as the receiver or receiver and manager of the property, assets and undertaking of GalaVu.*
  10.22     Order of the Ontario Superior Court of Justice, dated September,
            1999, approving the transaction contemplated herein, and vesting in the Purchaser the right, title and interest of GalaVu and the
            Receiver, if any, in and to the Purchased Assets, free and clear of the right, title and interest of any other person other than
            Permitted Encumbrances.*
  10.23     Bill of Sale, dated September 13, 1999, by and between 1373224
            Ontario Limited to acquire the property and assets of GalaVu
            Entertainment Inc., from the person appointed by the court of competent jurisdiction as the receiver or receiver and manager of the property, assets and undertaking of GalaVu.*
  10.24     Covenant of Networks North Inc., dated September 13, 1999, to allot and issue and pay to the Bank in writing 100,000 common shares of
            NETN.*
  10.25     Agreement of Purchase and Sale dated August 4, 2000 by and among
            Networks North Inc., Networks North Acquisition Corp., Chell.com
            Ltd. and Cameron Chell.*
  10.26     Valuation of Chell.com Ltd. and investments as of May 31, 2000 by
            Stanford Keene.*
  10.27     Asset Purchase Agreement, dated September 1, 2000, by and among
            Magic Lantern Communications Ltd. and Richard Wolff Enterprises,
            Inc.*
  10.28     Securities Purchase Agreement, dated October 3, 2000, by and among
            Chell Group Corporation and VC Advantage Limited Partnership*
  10.29     Stock Purchase Agreement, dated January 17, 2001, by and among Chell
            Group Corporation and ApplicationStation.com Inc.*
   15.1     Letter with respect to unaudited interim financial information from
            Lazar Levine & Felix LLP
     22     List of Subsidiaries*
   23.2     Opinion of Mintz & Fraade, P.C.*
   23.3     Consent of Lazar Levine & Felix LLP
   23.4     Consent of Ernst & Young LLP
     27     Financial Data Schedule*
   99.1     Business Sector Data*

----------
* To be filed by amendment*

Undertakings

      The undersigned registrant hereby undertakes:

      (1) to file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement;

            (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (The "Securities Act");

            (ii) to reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the "Commission") pursuant to Rule 424(b) if, in the aggregate, the changes in volume and prices represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

            Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be filed with a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange of Act of 1934 (the "Exchange Act") that are incorporated by reference in the registration statement.

      (2) that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed the initial bona fide offering thereof.

      (3) to remove by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (4) that for the purpose of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

      In the event that a claim for indemnification against such liabilities (other that the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, on this 15th day of February 2001.

Signature               Title(s)                              Date


/s/ David Bolink        Director                              February 15, 2001
----------------------
David Bolink


/s/ Cameron Chell       Director, President & Chief
----------------------  Executive Officer                     February 15, 2001
Cameron Chell


/s/ Frank Killoran      Chairman & Director                   February 15, 2001
----------------------
Frank Killoran


/s/ Don Pagnutti        Director, Vice President-Finance,     February 15, 2001
----------------------  Chief Financial Officer
Don Pagnutti


/s/ Peter Rona          Director                              February 15, 2001
----------------------
Peter Rona


/s/Adrian P. Towning    Director                              February 15, 2001
----------------------
Adrian P. Towning


/s/ Robert Stone        Director                              February 15, 2001
----------------------
Robert Stone


/s/ Gordon Herman       Director                              February 15, 2001
----------------------
Gordon Herman

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Chell Group Corporation
Toronto, Ontario

We have audited the accompanying consolidated balance sheet of Chell Group Corporation and subsidiaries (formerly known as Networks North Inc.) as of August 31, 2000 and the related consolidated statements of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chell Group Corporation and subsidiaries as of August 31, 2000, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.


                                        /s/ LAZAR LEVINE & FELIX LLP
                                        ----------------------------------------

New York, New York
November 22, 2000


                                       F1

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Chell Group Corporation (formerly known as Networks North Inc.)

We have audited the accompanying consolidated balance sheet of Chell Group Corporation and subsidiaries as of August 31, 1999 and the related consolidated statements of operations and retained earnings and cash flows for each of the two years in the period ended August 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chell Group Corporation and subsidiaries as of August 31, 1999, and the consolidated results of their operations and their cash flows for each of the two years in the period ended August 31, 1999 in conformity with accounting principles generally accepted in the United States.


Toronto, Canada,                        /s/ Ernst & Young L.L.P
November 12, 1999.                      Chartered Accountants


                                       F2

                             Chell Group Corporation
                     (formerly known as Networks North Inc.)
                           CONSOLIDATED BALANCE SHEETS
                         [Expressed in Canadian dollars]

As at August 31

                                                                                      2000                  1999
                                                                                        $                     $
------------------------------------------------------------------------------------------------------------------
ASSETS
Current
Cash and cash equivalents                                                          1,355,613             2,018,122
Short-term investments [note 4]                                                      269,727               261,926
Accounts receivable - trade [net of allowance for doubtful
   accounts of $178,000; 1999 - $119,000]                                          3,154,134             2,534,459
Income taxes and other receivables [note 17]                                         360,217               186,194
Inventory                                                                            206,216               260,868
Prepaid expenses                                                                     636,726               647,612
------------------------------------------------------------------------------------------------------------------
Total current assets                                                               5,982,633             5,909,181
------------------------------------------------------------------------------------------------------------------
Property and equipment, net [note 6]                                               7,721,769             5,151,755
Software development costs [note 7]                                                  200,000               250,000
Licenses, net of accumulated amortization                                            250,248               270,596
Goodwill, net of accumulated amortization                                          2,863,146             3,060,489
Note receivable [note 5]                                                             160,000               160,000
Other assets                                                                         202,799                    --
------------------------------------------------------------------------------------------------------------------
                                                                                  17,380,595            14,802,021
==================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness [note 8]                                                           133,000               157,000
Accounts payable - trade                                                           1,375,414               912,361
Accrued liabilities                                                                1,654,917               723,218
Current portion of long-term debt [note 10]                                          397,632                79,542
------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                          3,560,963             1,872,121
------------------------------------------------------------------------------------------------------------------
Long-term debt [note 10]                                                           4,377,040             2,077,960
Deferred income taxes [note 9]                                                        59,173                59,173
------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                  7,997,176             4,009,254
------------------------------------------------------------------------------------------------------------------
Commitments and contingent liabilities [notes 2, 11, 14 and 15]
SHAREHOLDERS' EQUITY
Share capital [note 12]
   900,000 preferred shares [1999 - 900,000]                                          10,917                10,917
   2,925,141 common shares [1999 - 2,756,641]                                        183,235               171,635
   Capital in excess of par value                                                 10,124,777             9,559,883
Retained earnings (deficit)                                                         (935,510)            1,050,332
------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                         9,383,419            10,792,767
------------------------------------------------------------------------------------------------------------------
                                                                                  17,380,595            14,802,021
==================================================================================================================

See accompanying notes


                                       F3

                             Chell Group Corporation
                     (formerly known as Networks North Inc.)
           CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                         [Expressed in Canadian dollars]

Years ended August 31

                                                                       2000              1999             1998
                                                                         $                 $                $
-----------------------------------------------------------------------------------------------------------------
       REVENUE
Network services                                                    6,345,552         6,607,915         6,727,889
Pay-tv                                                              6,517,940                --                --
Event programming                                                     500,168           527,740           602,571
Advertising sponsorship                                               675,532           308,602           442,424
Video and software sales                                            4,289,557         4,630,931         5,456,738
Video dubbing                                                         717,596           691,156           747,138
Digital encoding                                                      539,815           462,742           217,930
Other                                                                 107,886           191,556           577,282
-----------------------------------------------------------------------------------------------------------------
                                                                   19,694,046        13,420,642        14,771,972
-----------------------------------------------------------------------------------------------------------------

COST OF SALES [does not include depreciation]
Network services [note 11]                                          2,160,351         2,353,705         2,486,873
Pay-tv                                                              2,919,417                --                --
Event programming                                                      23,819            24,650            26,683
Advertising sponsorship                                                93,496            61,255            32,517
Video and software sales                                            2,078,926         1,990,741         2,212,985
Video dubbing                                                         157,289           353,983           620,642
Digital encoding                                                      111,657            11,738             8,441
Other                                                                 113,005           359,811           127,100
-----------------------------------------------------------------------------------------------------------------
                                                                    7,657,960         5,155,883         5,515,241
-----------------------------------------------------------------------------------------------------------------

EXPENSES
Selling, general and administrative                                11,266,339         7,572,771         6,591,941
Bad debts                                                             140,090           136,888            43,123
Interest and bank charges                                             297,654            98,440           137,942
Depreciation and amortization                                       2,347,321         1,429,219         1,310,689
-----------------------------------------------------------------------------------------------------------------
                                                                   14,051,404         9,237,318         8,083,695
-----------------------------------------------------------------------------------------------------------------
Income (loss) before the undernoted items                          (2,015,318)         (972,559)        1,173,036
Gain on sale of subsidiary [note 18]                                       --            77,710                --
Income (loss) from investment in Viewer Services [note15[b]]               --            28,576           (25,658)
-----------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and minority interest            (2,015,318)         (866,273)        1,147,378
Provision for income taxes [note 9]                                        --           150,000           419,084
-----------------------------------------------------------------------------------------------------------------
Income (loss) before minority interest                             (2,015,318)       (1,016,273)          728,294
Minority interest                                                      29,476            44,776          (110,229)
-----------------------------------------------------------------------------------------------------------------
Net income (loss) and comprehensive income (loss)                  (1,985,842)         (971,497)          618,065
Retained earnings, beginning of year                                1,050,332         2,021,829         1,403,764
-----------------------------------------------------------------------------------------------------------------
Retained earnings (deficit) , end of year                            (935,510)        1,050,332         2,021,829
=================================================================================================================

Earnings (loss) per share [note 13]

Basic                                                             $     (0.69)      $     (0.36)      $      0.24
Diluted                                                           $     (0.69)      $     (0.36)      $      0.22
=================================================================================================================

See accompanying notes


                                       F4

                             Chell Group Corporation
                     (formerly know as Networks North Inc.)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         [Expressed in Canadian dollars]

Years ended August 31

                                                                           2000             1999              1998
                                                                             $                $                 $
---------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss) for the year                                          (1,985,842)        (971,497)          618,065
Adjustments to reconcile net income (loss) to net
   cash provided by operating activities:
   Depreciation and amortization                                         2,347,321        1,429,219         1,310,689
   Accretion of interest on non-interest bearing long-term debt            173,076           31,084            36,346
   Loss (income) from investment in Viewer Services                             --          (28,576)           25,658
   Amortization of discount on notes and loans payable                          --               --           107,286
Changes in assets and liabilities
   Decrease (increase) in short-term investments                            (7,801)       1,780,407          (337,319)
   Decrease (increase) in accounts receivable                             (619,676)         277,990        (1,034,931)
   (Increase) in income taxes receivable and other accounts receivables   (174,023)        (101,153)         (385,335)
   Decrease in inventory                                                    54,652           94,488           316,740
   Decrease (increase) in prepaid expenses                                  10,886          (59,577)         (120,464)
   Increase (decrease) in accounts payable and accrued liabilities         692,237         (701,392)          260,060
   Decrease in deferred revenue                                                 --               --          (321,452)
---------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                      490,830        1,750,993           475,343
---------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of property and equipment                                      (1,162,146)        (601,633)       (2,012,543)
Proceeds on disposal of property and equipment                                  --           23,557                --
Software development costs [note 7]                                             --         (250,000)               --
Increase in other assets                                                  (202,799)              --                --
Increase in licenses                                                            --               --           (78,401)
Investment in Viewer Services                                                   --          (36,054)           16,154
Proceeds from sale of subsidiary [note 18]                                      --          110,813                --
Acquisition of Viewer Services [note 15[b]]                                     --               (1)               --
Acquisition of Interlynx Multimedia Inc. [note 15[a]]                           --               --          (380,001)
---------------------------------------------------------------------------------------------------------------------
Cash used in investing activities                                       (1,364,945)        (753,318)       (2,454,791)
---------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Bank indebtedness                                                          (24,000)          28,854          (577,982)
Increase in notes and loans payable                                         21,908           38,485         1,309,246
Repayment of notes and loans payable                                       (67,436)         (48,007)         (273,963)
Proceeds from exercise of options and warrants                             281,134               --           101,465
---------------------------------------------------------------------------------------------------------------------
Cash provided by financing activities                                      211,606           19,332           558,766
---------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents
   during the year                                                        (662,509)       1,017,007        (1,420,682)
Cash and cash equivalents, beginning of year                             2,018,122        1,001,115         2,421,797
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                   1,355,613        2,018,122         1,001,115
=====================================================================================================================

---------------------------------------------------------------------------------------------------------------------
Income Taxes Paid                                                           59,956          265,771           795,669
Interest Paid                                                              121,579           67,356           101,596

Non cash items arose from the purchase of GalaVu Entertainment Network Inc. during the 2000 Fiscal Year. They are: $3,300,000 of long-term debt, and the associated unamortized discount of ($637,302), accretion of interest of $173,076 in accrued liabilities; assumption of liabilities of $529,440 and the issuance of shares amounting to $295,360.

See accompanying notes


                                       F5

1. DESCRIPTION OF BUSINESS

Chell Group Corporation [f/k/a/ Networks North Inc.] was incorporated under the laws of the State of New York on May 12, 1986. We are the holding company for NTN Interactive Network Inc. ["Interactive"], GalaVu Entertainment Network Inc. ["GalaVu"] and Networks North Acquisition Corp. ["NNAC"], all of which are wholly-owned operating companies. We also own all of the outstanding stock of 3484751 Canada Inc., a corporation we established and incorporated under the Canada Business Corporations Act on April 20, 1998. Interactive owns all of the outstanding stock of Magic Lantern Communications Ltd. ["Magic"]. Magic and its subsidiaries are involved in the marketing and distribution of educational video and media resources. Interactive owns all of the outstanding stock of Interlynx Multimedia Inc. ["Interlynx"]. Interlynx operates in the e-commerce industry and designs and develops educational and corporate multimedia, web-based training programs. 3484751 Canada Inc. was incorporated for the sole purpose of owning a property, purchased in 1998, on our behalf, which provides Magic and GalaVu with operating facilities.

NNAC is incorporated under the Ontario Business Corporations Act and is in the business of defining, building and re-engineering businesses using new economy technologies to maximize market value.

Interactive is incorporated under the Canada Business Corporations Act and has signed a license agreement [the "NTNC license"] with NTN Communications, Inc., an unrelated Delaware company, for exclusive representation of their interactive communications for all industry sectors in Canada. This interactive entertainment network allows viewers to participate actively with a variety of television programs, trivia and sports games. Present subscribers to our networks are hotels, restaurants, bars and university clubs. Each subscriber either purchases the system hardware directly or rents the system from Interactive. Interactive purchases the subscriber system from NTN Communications, Inc. and various other suppliers. Following the installation, each subscriber pays a monthly fee to Interactive for the program content and maintenance services, which range from $650 to $750. The monthly fees for rental systems range from approximately $255 to $290.

GalaVu is incorporated under the Ontario Business Corporations Act and is a technology-based entertainment provider of interactive in-room entertainment systems for small and mid-sized hotels. GalaVu's interactive system is based upon proprietary technology and provides a suite of products including movies on demand, premium television programming and other information and entertainment services.

Our primary market to date has been Canada.


                                       F6

2. ECONOMIC DEPENDENCE

Interactive is dependent upon NTN Communications, Inc. as its sole supplier for the transmission of program content to the Company's subscribers. In the event that NTN Communications, Inc., which operates under the going-concern assumption, terminates the transmission of program content, we believe, but cannot assure, that such services are likely to be continued by others. As of September 30, 2000, NTN Communications, Inc. had shareholders' equity of $6,108,000 and working capital of $35,000 according to its unaudited balance sheet included in its quarterly report. NTN Communications, Inc. has reported a quarterly net loss for September 2000 of $1,208,000, a quarterly net loss for June 2000 of $2,469,000 and a quarterly net loss for March 2000 of $194,000. It reported a net loss for the year ended December 31, 1999 of $2,498,000. All such amounts are quoted in U. S. dollars [note 11].

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These consolidated financial statements have been expressed in Canadian dollars which is the currency of the primary economic environment in which operations are conducted.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of consolidation

These consolidated financial statements include our accounts, our wholly-owned subsidiaries Interactive, Magic, GalaVu, 3484751 Canada Inc., Interlynx and NNAC. Magic conducts its operations directly and through its wholly-owned subsidiaries, 745695 Ontario Ltd. ["Custom Video"], 1113659 Ontario Ltd. ["Viewer Services"] and B.C. Learning Connection ["BCLC"], and its 75% ownership of Sonoptic Technologies Inc. ["STI"]. Effective June 16, 1999 Magic acquired an additional 50% of the shares of Viewer Services, thereby making Viewer Services a wholly-owned subsidiary of Magic. On August 31, 2000, Custom Video and BCLC were wound-up into Magic. The operations carried on by these companies will continue as divisions of Magic. On September 10, 1997, effective September 1, 1997, Interactive acquired 51% of the outstanding shares of Interlynx. On June 1, 1999, Interactive acquired the remaining 49% of the outstanding shares of Interlynx. We account for investments in businesses in which we own less than 51% using the equity method, if we have the ability to exercise significant influence over the investee company. The 25% minority interest liability in STI has been reflected at zero due to operating losses.


                                       F7

All significant intercompany transactions have been eliminated.

Foreign exchange translation

U.S. dollar accounts in these consolidated financial statements are translated into Canadian dollars on the following bases:

[a] The assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the consolidated balance sheet dates.

[b] Revenue and expenses are translated at a rate approximating the rates of exchange prevailing on the dates of the transactions.

[c] Any gains and losses on foreign currency transactions are recorded in operations as incurred.

Revenues

Revenue from network services is recognized on a monthly basis beginning when the systems are installed on the purchasers' premises. The payment terms are on a monthly basis.

Revenue from Pay-tv is recognized at the time of viewing.

Revenue from event programming is recognized upon completion of the contract.

Revenue from advertising sponsorship is recognized on a monthly basis over the term of the contract.

Revenue from video sales and video dubbing is recognized upon shipment.

Software sales are recognized in accordance with the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, "Software Revenue Recognition." Pursuant to SOP 97-2, software sales are recognized on sales contracts when all of the following conditions are met: a signed contract is obtained, delivery has occurred, the total sales price is fixed and determinable, collectibility is probable, and any uncertainties with regard to customer acceptance are insignificant. For those contracts that include a combination of software and services, sales are allocated among the different elements based on company-specific evidence of fair value of each element. Sales allocated to software are recognized as the above criteria are met. Sales allocated to services are recognized as services are performed and accepted by the customer or, for maintenance agreements, ratably over the life of the related contract.

Cash and cash equivalents


                                       F8

Cash and cash equivalents include cash and term deposits, which mature in less than three months from the date of issue. The carrying value of term deposits approximates their fair values.

Short-term investments

Investments at August 31, 2000 and 1999 consist of debt securities and marketable equity securities. We have classified our portfolio as "trading". Trading securities are bought and held principally for the purpose of selling them in the near term and are recorded at fair value. Unrealized gains and losses on trading securities are included in the determination of net income
(loss) for the year. The fair value of these securities represents current quoted market offer prices.

Inventory

Inventory consists of finished goods held for sale or rent, which are valued at the lower of cost, using the first-in, first-out method, and net realizable value.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Equipment is depreciated using a declining balance rate of 20%. Computer equipment as well as masters and libraries are depreciated using a declining balance rate of 30%. Automobiles are depreciated on a straight-line basis over 3 years, buildings on a straight-line basis over 25 years, software on a straight-line basis over 3 years and rental equipment and leasehold improvements both on a straight-line basis over 5 years.

On an ongoing basis, management reviews the valuation and depreciation of property and equipment, taking into consideration any events and circumstances which might have impaired the fair value. We assume there is an impairment if the carrying amount is greater than the expected net future cash flows. The amount of impairment, if any, is measured based on projected discounted future cash flows, using a discount rate that reflects our average cost of funds.

Software development costs

We capitalize the costs of software development when technological feasibility of the computer software product is established. Capitalization of software ceases when the product is available for release to customers. Capitalized costs are amortized on the basis of products sold.

Licenses and goodwill

Licenses are stated at cost less accumulated amortization. Amortization for the NTNC license is provided over a 25-year period using the straight-line basis to December 31, 2015. Accumulated amortization amounted to $125,010 [1999 - $112,508].


                                       F9

On August 28, 1998, we entered into an agreement [the "Players license"] for $78,401 [U.S.$50,000] with Players Network Inc. ["Players"], whereby we were appointed by Players as the exclusive Canadian distributor of its products. We were also granted the irrevocable option, by Players, to purchase from treasury up to 50,000 common shares in the capital stock of Players, at a purchase price of U.S.$1.75 per share. This option expired on August 28, 2000 and was not exercised. The agreement provided us the right to terminate the agreement for the 30-day period immediately following the end of the first year of the term of the agreement. In the event the agreement is so terminated, we would receive, from treasury, 50,000 common shares in the capital stock of Players. The agreement was not terminated. Amortization of this license is provided over a 10-year period using the straight-line basis to 2009. Accumulated amortization amounted to $15,693 [1999 - $7,746].

Goodwill is stated at cost less accumulated amortization. Amortization is provided using the straight-line basis over a period varying from 10 to 20 years, depending on the transaction that generated the goodwill. Accumulated amortization amounted to $902,483 [1999 - $662,140].

On an ongoing basis, management reviews the valuation and amortization of the licenses and goodwill, taking into consideration any events and circumstances which might have impaired the fair value. We assume there is an impairment if the carrying amount is greater than the expected net future cash flows. The amount of impairment, if any, is measured based on projected discounted future cash flows, using a discount rate that reflects our average cost of funds.

Other assets

Other assets are stated at cost net of amortization. Amortization is provided using a straight-line basis over the estimated life of the assets.

Income taxes

We account for deferred income tax assets and liabilities based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates. [see note 9].

Earnings per share

Basic earnings per share are computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period excluding contingent shares issued. Diluted earnings per share are calculated in accordance with the treasury stock method and are based on the weighted average number of common shares and dilutive common share equivalents outstanding.


                                      F10

Employee stock options

We account for our stock option plans and its employee stock purchase plan in accordance with the provisions of the Accounting Principles Board's Opinion No. 25, "Accounting for Stock Issued to Employees" ["APB 25"]. [see note 12[c]].

Recent pronouncements

In March 2000, the Financial Accounting Standards Board (FASB) issued Interpretation No. 44 (FIN 44), "Accounting for Certain Transactions involving Stock Compensation, an Interpretation of APB Opinion No. 25." FIN 44 clarifies the application of APB No. 25 for certain issues, including the definition of an employee, the treatment of the acceleration of stock options and the accounting treatment for options assumed in business combinations. FIN 44 became effective on July 1, 2000, but is applicable for certain transactions dating back to December 1998. The adoption of FIN 44 did not have a material impact on our financial position or results of operations.

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." (SAB No. 101). SAB No. 101 expresses the views of the SEC staff in applying generally accepted accounting principles to certain revenue recognition issues. We will adopt the provisions of SAB No. 101 in the first quarter of fiscal 2001 and expect that its adoption will have no material impact on our financial position or our results of operations.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."(SFAS No. 133). SFAS No. 133, as amended by SFAS No. 138, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 requires the recognition of all derivatives as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. We are required to adopt this standard in the first quarter of fiscal year 2001 pursuant to SFAS No. 137 (issued in June 1999), which delays the adoption of SFAS No. 133 until that time. We expect that the adoption of SFAS No. 133 will not have a material impact on our financial position or our results of operations.

4. SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

                                               2000           1999
                                                $               $
--------------------------------------------------------------------------
Money market funds                            166,175        155,459
Debt securities
   U.S. treasury securities                   103,552        106,467
--------------------------------------------------------------------------
                                              269,727        261,926
==========================================================================


                                      F11

5. NOTE RECEIVABLE

The details of the note receivable are as follows:

                                              2000             1999
                                                $                $
--------------------------------------------------------------------------
Long-term
Connolly-Daw Holdings Inc.                   160,000         160,000
--------------------------------------------------------------------------

The unsecured note receivable from Connolly-Daw Holdings Inc. ["Connolly-Daw"] bears interest at the bank's prime rate, calculated and payable monthly, not in advance. The note is payable on demand, however, we do not intend to call the note within the next fiscal year. The President and Secretary of Connolly-Daw are the Controller and Chief Executive Officer of Magic. The bank's prime rate was 7.5% at August 31, 2000 [1999 - 6.25%].

6. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                    2000                                                  1999
                              ================================================       ===============================================
                                  Cost           Accumulated    Net book value          Cost           Accumulated    Net book value
                                                depreciation                                          depreciation
                                   $                  $               $                  $                  $               $
------------------------------------------------------------------------------------------------------------------------------------
Land                             785,500                 --         785,500            785,500                 --         785,500
Buildings                      1,480,401            227,505       1,252,896          1,480,401            172,703       1,307,698
Rental Equipment               3,880,304          2,886,104         994,200          3,869,029          2,183,229       1,685,800
Equipment                      5,371,710          1,591,093       3,780,617          1,542,827            676,667         866,160
Software                         594,953            151,069         443,884             54,103             36,652          17,451
Automobiles                       13,383              8,829           4,554             43,290             39,926           3,364
Computer Equipment               467,602            324,598         143,004            413,435            209,536         203,899
Masters and Libraries            545,949            281,560         264,389            408,644            197,705         210,939
Leasehold improvements           113,301             60,576          52,725            104,394             33,450          70,944
------------------------------------------------------------------------------------------------------------------------------------
                              13,253,103          5,531,334       7,721,769          8,701,623          3,549,868       5,151,755
====================================================================================================================================

During the year, depreciation of property and equipment was $2,035,985 [1999 - $1,212,038; 1998 - $1,102,607].

7. SOFTWARE DEVELOPMENT COSTS

Software development costs have been incurred totaling $250,000. These costs comprise direct salaries and wages involved in the development of a web-based training software product. During the year, amortization of software development costs was $50,000, [1999 - none]

8. BANK INDEBTEDNESS

Bank indebtedness consists of the following:


                                      F12

[a] We have a demand operating loan facility with a maximum amount of $500,000 bearing interest at the bank's prime rate. We have not utilized this facility. The bank's prime rate was 7.5% at August 31, 2000 [1999 - 6.25%]. This loan facility is collateralized by a general security agreement covering all assets of Interactive, other than real property.

[b] Interlynx has a demand operating loan facility, with a maximum amount of $100,000, bearing interest at the bank's prime rate plus 0.75%. At August 31, 2000, the facility was fully drawn [1999 - $100,000]. The amount is due on demand to the Royal Bank of Canada and interest is payable monthly. Interlynx also has a demand installment loan facility with a maximum amount of $85,000. At August 31, 2000, the balance outstanding is $33,000 [1999 - $57,000] and bears interest at the bank's prime rate plus 1%. The amount is due on demand to the Royal Bank of Canada and is repayable in monthly principal amounts of $2,000 plus interest. The weighted average interest rate for fiscal 2000 was 6.84% [1999- 6.67%]. The fair value of the demand operating and demand installment loans approximates their carrying values. These demand loans are collateralized by a general security agreement covering all assets of Interlynx, other than real property, as well as a guarantee and postponement of claim signed by Interactive, limited to $185,000.

9. INCOME TAXES AND DEFERRED INCOME TAXES

The provision for income taxes consists of the following:

                                          2000        1999          1998
                                            $           $             $
-------------------------------------------------------------------------
Current
   Federal                                 --        98,000       273,503
   Provincial                              --        52,000       145,581
-------------------------------------------------------------------------
                                           --       150,000       419,084
=========================================================================

The difference between the provision for income taxes and the amount computed by applying the combined basic federal and provincial income tax rate of 43.9% [1999 - 44.6%; 1998 - 44.6%] to income before income taxes is as set out below:

                                                              2000         1999         1998
                                                                $            $            $
----------------------------------------------------------------------------------------------
Statutory rate applied to pre-tax income                    (885,531)    (386,358)     511,960
Benefit of prior year's losses not previously recognized          --           --      (77,537)
Benefit of current year's losses not recognized              781,969      446,139           --
Expenses not deductible for tax purposes                     117,745      167,333      105,414
Non-taxable accounting income                                     --      (42,482)    (154,810)
Other                                                        (14,183)     (34,632)      34,057
----------------------------------------------------------------------------------------------
                                                                  --      150,000      419,084
==============================================================================================


                                      F13

As at August 31, 2000, we deferred tax assets primarily related to the benefit of realizing losses carried forward, net of a valuation allowance of $1,600,000 [1999- $987,000], was nil [1999 - nil], and the deferred tax liability, substantially related to property and equipment, was $59,173 [1999 - $59,173].

At October 1, 1996, Magic and its subsidiaries had aggregate operating losses of $676,000. The purchase price of Magic has not been allocated to the operating losses since a valuation allowance has been charged against the entire amount. During 1999, $152,000 of these losses were applied to reduce taxable income. In 2000 Magic did not have taxable income.

At September 1, 1997, Interlynx and its subsidiary had aggregate operating losses of $677,000. The purchase price of Interlynx has not been allocated to the operating losses since a valuation allowance has been charged against the entire amount.

Accordingly, when realized, the tax benefit of the unrecognized loss carryforwards will be applied to reduce goodwill related to the acquisitions of Magic and Interlynx. The goodwill related to Magic was reduced by $51,687 as a result of utilizing pre-acquisition losses during 1999.

At August 31, 2000, certain of our subsidiaries have loss carryforwards of approximately $4,000,000. These losses begin to expire in 2002.

10. LONG-TERM DEBT

Long-term debt consists of the following:

                                                            2000         1999
                                                              $            $
-------------------------------------------------------------------------------

Loans Payable
Provincial Holdings Ltd. ["PHL"] [i]                       750,000      750,000
Province of New Brunswick ["PNB"] [ii]                      19,381       19,381
Atlantic Canada Opportunities Agency ["ACOA"] [iii]         36,930       51,010
ACOA [iv]                                                   38,485       38,485
ACOA [v]                                                    21,908           --
Royal Bank of Canada [vi]                                1,243,151    1,277,351
-------------------------------------------------------------------------------
                                                         2,109,855    2,136,227
-------------------------------------------------------------------------------

Notes Payable
Promissory notes - GalaVu [note 15]                      2,662,698           --
-------------------------------------------------------------------------------
                                                         2,662,698           --
Lien notes [vi]                                              2,119       21,275
-------------------------------------------------------------------------------
                                                         2,664,817       21,275
-------------------------------------------------------------------------------
                                                         4,774,672    2,157,502
===============================================================================


                                      F14

[i] In June 1995, PHL advanced $750,000 to STI. This loan is collateralized by a demand promissory note signed by STI and bears interest at 6% per annum, compounded annually, commencing October 1995. Interest was forgiven by PHL for the period from October 1, 1995 to September 30, 2000. The carrying value of the loan approximates its fair value. Subsequent to September 2000, the loan will bear interest at 6.75% compounded annually.

      The loan is subject to an agreement dated March 15, 1995 which, inter alia, provides for repayment in full of principal plus interest at the earlier of [a] the commencement of redemption of shares pursuant to a redemption agreement [note 11[d]] or [b] September 30, 2002 subject to any extension agreed to, or [c] on any breach of STI's obligations under the loan agreement or any other agreement with PHL.

[ii] In June 1995, PNB advanced $100,000 to STI. The loan is subject to a loan agreement dated May 25, 1995 and is secured by a demand promissory note which bears interest at 9.7% per annum, calculated half-yearly, not in advance. Subject to a forgiveness agreement outlined below, the principal plus interest is repayable at the earlier of [a] January 31, 1998 or earlier at the option of STI or [b] any breach of STI's obligations under the loan agreement. No interest or principal repayments have been made and PNB has not demanded any payments. It is anticipated that PNB will amend the forgiveness agreement by reducing the number of full-time employees required and extending the period during which they must be employed.

      A forgiveness agreement dated May 24, 1995 provides that the principal plus interest may be forgiven in whole or in part, the amount dependent upon STI's number of full-time employees during the 1997 calendar year. An amount of $80,619 was recorded as forgiven in prior periods. The recorded loan approximates the fair value of the debt at August 31, 2000 and 1999.

[iii] ACOA advanced this unsecured non-interest bearing loan to STI in April
      1995. The loan is repayable in five equal quarterly installments of $7,040 commencing May 1, 2000 and one final installment of $1,730. The fair value of the loan approximates its carrying value.

[iv] ACOA advanced this unsecured non-interest bearing loan to STI in May 1999. The loan can be increased to a maximum of $108,356. The balance drawn on this loan at August 31, 2000 is $38,485. Commencing on October 1, 2000, the loan would be repayable as follows: six consecutive monthly installments of $500, followed by; six consecutive monthly installments of $1,000, followed by; six consecutive monthly installments of $1,500, followed by; six consecutive monthly installments of $2,000, followed by; three consecutive monthly installments of $2,500, followed by; one final installment of $985.

The fair value of the loan approximates its carrying value.


                                      F15

[v] ACOA advanced this unsecured non-interest bearing loan to STI in September 2000. The loan can be increased to a maximum of $23,038. The balance drawn on this loan at August 31, 2000 is $21,908. The loan would be repayable in seventy-nine equal consecutive, monthly installments of $275, followed by one final installment of $183. The fair value of the loan approximates its carrying value.

[vi] In April 1998, the Royal Bank of Canada made available a Matched Fund Term Loan in the amount of $1,319,000 in order to finance the purchase of 10 Meteor Drive, including leaseholds, and to refinance the demand installment loan on 775 Pacific Road, a property owned by Magic. Borrowings are repayable by blended monthly payments of principal and interest based on a 20-year amortization period with the balance due and payable at the end of the 5-year term on April 27, 2003. The interest rate in effect for the first 5-year term of the loan is 6.98%. The fair value of the loan approximates its carrying value.

      The loan is collateralized by a fixed debenture of $1,000,000, hypothecated to Magic's land and buildings, a guarantee and postponement of claim of $650,000 signed by Magic, a collateral first mortgage in the amount of $490,000 covering the property at 10 Meteor Drive, and a general security agreement covering all the assets of Interactive, other than real property.

[vii] The lien notes are collateralized by charges against certain capital assets held by Magic and are repayable in monthly blended payments of principal and interest. The interest rate on the remaining lien note is 13%. The carrying value of the lien notes approximates the fair value of the debt at August 31, 2000. Approximate annual principal payments required pursuant to these obligations are as follows:

                                                             $
----------------------------------------------------------------

2001                                                       2,119
----------------------------------------------------------------
                                                           2,119
================================================================

Approximate future annual principal payments for long-term debt, exclusive of the above lien notes, are as follows:

                                                           $
----------------------------------------------------------------
2001                                                     395,513
2002                                                     493,951
2003                                                   2,551,910
2004                                                     683,608
2005 and thereafter                                      647,571
================================================================


                                      F16

11. COMMITMENTS

[a]   Commissions expense to NTN Communications, Inc.

      Pursuant to an agreement dated March 23, 1990, we pay commissions to NTN Communications, Inc. when the related revenues are earned at the rate of U.S. $2,205 per year per subscriber. We also pay NTN Communications, Inc. a royalty fee equal to 25% of the net revenues as defined in the agreement derived from all services except for certain hospitality and special projects that existed at March 23, 1990; a royalty fee equal to the production quotation submitted by NTN Communications, Inc. plus 10% of the gross profit of special projects [special broadcasts for a non-continuous selective event]; and a one-time royalty fee equal to NTN Communications, Inc.'s production costs for any new programming developed by us to be added to the existing programming schedule. The agreement expires on December 31, 2015.

      Total amounts expensed in the year under this agreement were $1,822,684 [1999 - $2,011,202; 1998 - $1,792,002].

[b]   Commissions expense - other

      Commissions expense to sub-licensees is recognized when the related revenues are earned and are calculated as follows:

      [i] 30% of all fees received by Interactive under any Commercial User Agreement as then in effect if such agreement is executed through the efforts of the sub-licensee where the establishment subject to the Commercial User Agreement is located within the territory during the first term of any such agreement;

      [ii] 10% of all net fees received by Interactive from National Advertisers [sponsors] based on the number of Commercial User locations within the territory; and

      [iii] 5% of all net fees received by Interactive under any Residential
            User Agreement within the territory, which may only be solicited by Interactive directly.

      All commission payments are made to sub-licensees no later than the 15th of the month immediately following the month in which user fees and sponsor fees, from which said commissions are earned, are received and collected by Interactive.

      [c]   Lease commitments

      The future minimum annual lease payments under operating leases are as


                                      F17
      follows:

Vehicles                                                                $
-------------------------------------------------------------------------
2001                                                                8,504
2002                                                                4,252
-------------------------------------------------------------------------
                                                                   12,756
=========================================================================

Office Equipment                                                        $
-------------------------------------------------------------------------
2001                                                              133,370
2002                                                               26,606
-------------------------------------------------------------------------
                                                                  159,976
=========================================================================

Premises                                                                $
-------------------------------------------------------------------------
2001                                                              477,818
2002                                                              482,749
2003                                                              424,417
-------------------------------------------------------------------------

                                                                1,384,984
=========================================================================

      Operating lease expenses were $382,610 for 2000, $201,366 for 1999, and $190,792 for 1998.

[d]   Redemption of shares of subsidiary

      STI, a subsidiary, has entered into a redemption agreement dated March 15, 1995 with its minority shareholder [25% of common shares held], PHL. Shares held by PHL may be redeemed by STI in minimum numbers of five after December 31, 1997 provided STI has repaid all indebtedness to PHL and PNB, or the PNB indebtedness has been forgiven, and must be redeemed in full on or before September 20, 2002.

      The redemption price is calculated at the higher of [i] the purchase price per share [$0.04], or [ii] the purchase price per share plus the increase per share in retained earnings of the corporation to the date of redemption, calculated by adding back to the retained earnings the pro rata share applicable to the number of shares being redeemed, of all interest paid or accrued on the loan by PHL and to the corporation in the amount of $750,000 and deducting therefrom the interest actually paid, pro rata to the number of shares being redeemed. There has been no repayment on the loan as at August 31, 2000.

      As at August 31, 2000, the value of the shares, if redeemed, totaled a nominal amount.

[e]   Standby letters of credit

      Magic has a $75,000 standby letter of credit facility in favour of one of


                                      F18
      its suppliers. GalaVu also has a $50,000 standby letter of credit in favour of one of its suppliers. Any amounts drawn on these facilities are charged to our bank account. These facilities have not been used in 2000, 1999 or 1998.

[f]   Employment agreements

      We and our subsidiaries have entered into employment agreements with certain executive management employees with terms of between one and two years. The earliest of these agreements commenced November 19, 1999 and the most recent commenced November 19, 2000. The annualized commitments in these agreements aggregate $970,000.

12. SHARE CAPITAL

[a]   Authorized shares

      Our authorized share capital comprises 20,000,000 common shares with a par value of $0.063 [U.S. $0.0467] per share and 1,500,000 non-cumulative preferred shares with a par value of $0.012 [U.S. $0.010] per share. The preferred shares are voting and convertible, such that 3 preferred shares are exchanged for 1 common share, at the option of the holders. The conversion rate in 1999 was such that 4.67 preferred shares were exchanged for 1 common share, at the option of the holders.

[b]   Issued and outstanding shares

      As at August 31, 2000, 900,000 preferred shares [1999 - 900,000]
      aggregating $10,917 [1999 - $10,917] were issued and outstanding.

            Common shares issued and outstanding for accounting purposes are as follows:

                                                           Common shares
                                                     -------------------------    Capital in excess
                                                       Number           Amount       of par value          Total
                                                         #                $                $                 $
------------------------------------------------------------------------------------------------------------------
==================================================================================================================
      Balance as at August 31, 1997                  2,441,992         150,211         7,923,150         8,073,361
      Conversion of promissory notes [i]                87,255           6,066           553,934           560,000
      Interlynx acquisition [note 15[a]]                55,209           3,570           261,430           265,000
      Conversion of preferred shares                    10,714             606                --               606
      Exercise of 30,000 stock options                  30,000           2,031            99,434           101,465

------------------------------------------------------------------------------------------------------------------

      Balance as at August 31, 1998                  2,625,170         162,484         8,837,948         9,000,432
      Payment for services rendered                      5,500             387            26,557            26,944
      Interlynx acquisition [note 15[a]]                27,778           1,920            93,171            95,091
      Conversion of promissory notes [i]                98,193           6,844           602,207           609,051
------------------------------------------------------------------------------------------------------------------
      Balance as at August 31, 1999                  2,756,641         171,635         9,559,883         9,731,518
      GalaVu acquisition [note 15 [e]]                 100,000           6,897           288,463           295,360
      Exercise of 68,500 stock options                  68,500           4,703           276,431           281,134
------------------------------------------------------------------------------------------------------------------
      Balance as at August 31, 2000                  2,925,141         183,235        10,124,777        10,308,012
==================================================================================================================


                                      F19

      [i] The consideration for the acquisition of Magic [note 15[c]] included promissory notes with a maturity value of $1,250,000. Under the terms of the purchase agreement, we elected to issue common shares as payment against $560,000 of these notes during fiscal 1998. In fiscal 1999, we elected to issue shares to pay the remaining $609,051 outstanding on the promissory notes.

[c]   Long-Term Incentive Plan

      We have adopted a Long-Term Incentive Plan [the "Plan"] designed to compensate our key employees for the performance of their corporate responsibilities. The benefits to employees under the Plan are dependent upon improvement in market value of our common shares. The Plan offers selected key employees the opportunity to purchase common shares through the exercise of a stock option. An option entitles the employee to purchase common shares from us at a price determined on the date the option is granted. The option exercise price is the closing trading price of the stock on the day prior to the grant date. The options vest over a four-year period from the grant date, at the rate of 25% per year. Options granted prior to August 31, 1998 vest over a two-year period from the grant date, 50% after one year and 50% at the end of the second year. The options expire five years after the grant date.

      The Plan also provides that selected key employees may receive common shares as an award of Restricted Stock. Restricted Stock consists of common shares that are awarded subject to certain conditions, such as continued employment with us or an affiliate for a specified period. Up to 20% of the outstanding common stock, on a fully diluted basis on the date of the grant, excluding outstanding options may be issued under the plan.

            The following is a summary of outstanding stock options:

                                          Weighted average
                                           exercise price               Total
                                               U.S. $                     #
--------------------------------------------------------------------------------

Balance as at August 31, 1997                                           363,000
Issued                                          4.00                    156,500
Forfeited                                       4.40                    (29,500)
Exercised                                       2.33                    (30,000)
--------------------------------------------------------------------------------

Balance as at August 31, 1998                                           460,000
Issued                                          2.30                    285,000
Forfeited                                       2.41                    (18,500)
Expired                                         2.33                     (7,500)
--------------------------------------------------------------------------------
Balance as at August 31, 1999                                           719,000
Issued                                          9.42                    772,000
Exercised                                       2.79                    (68,500)
Expired                                         2.92                   (125,500)
--------------------------------------------------------------------------------
Balance as at August 31, 2000                                         1,297,000
================================================================================


                                      F20

Exercise price                     Expiry date                            Total
    U.S. $                                                                  #
--------------------------------------------------------------------------------

3.00                               January 5, 2001 [i]                    37,500
3.00                               April 29, 2001 [i]                      3,000
3.00                               November 20, 2001                      47,000
3.00                               November 25, 2001 [i]                  56,750
3.00                               April 8, 2002 [i]                       3,000
3.00                               November 17, 2002 [i]                 115,500
3.00                               November 20, 2002                      15,000
2.00                               November 23, 2003                     164,250
3.50                               February 25, 2004                       3,000
3.00                               June 11, 2004 [note 15[a]]             80,000
2.00                               October 14, 2004                       75,000
1.81                               November 23, 2004                      30,000
4.375                              April 3, 2005                          25,000
9.75                               August 11, 2005                       642,000
--------------------------------------------------------------------------------
Balance as at August 31, 2000                                          1,297,000
================================================================================

      [i] Repriced options - At a meeting of our Board of Directors on July 10, 1998, the Board determined that it was in our best interests to offer the holders of options, pursuant to our Long-Term Incentive Plan, a reduction in the exercise price of outstanding options to $3.00 per share if the option holders agreed not to exercise such options for at least six months after the repricing. Option holders were given the choice of keeping their existing option pricing in lieu of agreeing not to exercise such options for six months. All option holders chose to receive repriced options. The repriced option exercise amount is the closing trading price of our stock on July 9, 1998.

      The number of stock options that are exercisable at August 31, 2000 is 363,666 [1999 - 279,000]

      The weighted average fair value of options granted during 2000 was U.S. $5.51 [1999 - U.S $1.45].

      We account for our stock option plans and our employee stock purchase plan in accordance with the provisions of APB 25. Accordingly, because the exercise price of our employee stock options equals the market price of the underlying stock on the date of grant, no


                                      F21
      compensation expense has been recognized in the consolidated financial statements for these plans.

      Pro forma information regarding net income and earnings per share is required by FAS 123, and has been determined as if we had accounted for our employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option valuation model with the following weighted average assumptions for 2000, 1999 and 1998: risk-free interest rate of 5.84% [1999 - 5.32%; 1998 - 5.47%]; dividend yield of 0% [1999 - 0%; 1998 - 0%];
      volatility factor of 0.848 [1999 - 0.819; 1998 - 0.709]; and a weighted average expected life of the options of 4 years [1999 - 4 years; 1998 - 3 years].

      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

            Our pro forma net income (loss) and earnings (loss) per share follows:

                                                 2000                   1999                  1998
                                                                          $                     $
--------------------------------------------------------------------------------------------------
Pro forma net income (loss)                 (2,180,531)           (1,399,105)              264,011
==================================================================================================

Pro forma earnings (loss) per share
Basic                                            (0.76)                (0.53)                 0.10
Diluted                                          (0.76)                (0.53)                 0.09
==================================================================================================

13. EARNINGS (LOSS) PER SHARE

Earnings (loss) per share were calculated in accordance with Statement of Financial Accounting Standards No. 128. The following table sets forth the computation of basic and diluted earnings (loss) per share for the years ended


                                      F22

August 31:

                                                                             2000              1999             1998
                                                                             ----              ----             ----
                                                                               $                 $                $
=======================================================================================================================
Numerator
Net income (loss) [numerator for basic earnings (loss) per share]         $(1,985,842)     $  (971,497)     $   618,065
Accretion of interest on non-interest bearing convertible  promissory
     notes                                                                $   173,076      $    31,084      $    36,346
Numerator for diluted earnings (loss) per share                           $(1,812,766)     $  (940,413)     $   654,411

Denominator
For basic weighted average number of shares                                 2,873,042        2,635,050        2,550,805

Effect of dilutive securities
Convertible preferred shares                                                       --               --          196,673
Convertible promissory notes                                                       --               --          147,290
Employee stock options                                                             --               --           28,000

Denominator for diluted earnings (loss) per share - adjusted
     weighted average number of shares and assumed conversions              2,873,042        2,635,050        2,922,768

Basic earnings (loss) per share                                           $     (0.69)     $     (0.36)     $      0.24
Diluted earnings (loss) per share                                         $     (0.69)     $     (0.36)     $      0.22
=======================================================================================================================

At August 31, 2000, 900,000 preferred shares convertible to 300,000 common shares were outstanding. In addition, options to purchase 1,297,000 common shares were outstanding. These securities were not included in the diluted loss per share calculation because the effect would be anti-dilutive.

At August 31, 1999, 900,000 preferred shares convertible to 192,857 common shares were outstanding. In addition, options to purchase 719,000 common shares were outstanding. These securities were not included in the diluted loss per share calculation because the effect would be anti-dilutive.

Options to purchase 460,000 shares of common stock at $3.00 per share were outstanding during 1998, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares, and therefore the effect would be anti-dilutive.

14. CONTINGENT LIABILITIES

On June 12, 1992, we filed a lawsuit against an unrelated company, Interactive Network Inc. of Mountainview, California, U.S.A. and its president. The suit seeks a non-infringement declaration with respect to a Canadian patent. This action was discontinued on September 9, 1998.

On June 18, 1992, Interactive Network Inc., a third party, instituted proceedings against Communications, NTN Interactive Network Inc. and us in the Federal Court of Canada and in the California Supreme Court claiming patent infringement. It is the opinion of our management that this patent infringement claim will be successfully defended.

Canada Customs and Revenue Agency is currently in discussions with us regarding a potential liability with respect to withholding tax on certain amounts paid to Communications. No assessment has been made to date by Canada


                                      F23

Customs and Revenue Agency. Management believes that it has valid defenses with respect to these matters and, accordingly, no amount has been recorded in these consolidated financial statements. In the event that such matters are settled in favour of Revenue Canada, the amounts could be material and would be recorded in the period in which they become determinable.

We and our property are not a party or subject to any other material pending legal proceedings, other than ordinary routine litigation incidental to its business. To our knowledge no other proceedings of a material nature have been or are contemplated against us.

15. BUSINESS ACQUISITIONS

[a]   Interlynx Multimedia Inc.

      Effective September 1, 1997, we acquired 51% of Interlynx and its subsidiary for a purchase price of $622,000. The purchase price was satisfied by $357,000 in cash and the issue of 55,209 shares with a value of $4.80 per share. The acquisition was recorded using the purchase method of accounting and, accordingly, the purchase price has been allocated as set out below:

                                                               $
-------------------------------------------------------------------
Goodwill                                                  1,136,029
Net liabilities assumed                                    (491,028)
Acquisition costs capitalized                               (23,001)
-------------------------------------------------------------------
Purchase price                                              622,000
===================================================================

            The excess of cost over tangible assets acquired of $1,136,029 was allocated to goodwill, which is being amortized over twenty years.

      Our 51% share of the operating results of Interlynx are included in our consolidated statements of operations and retained earnings from the date of acquisition.

      Effective June 1, 1999 we acquired the remaining 49% of Interlynx. The consideration for the purchase included the issuance of 27,778 of our common shares and the issuance of options to purchase 80,000 of our common shares at a strike price of U.S. $3.00 [note 12[c]]. These options were issued out of the existing employee stock option plan [note 12[c]]. In addition to the employee stock option plan conditions, entitlement to these options is subject to the achievement of annual operating profit levels [profit before income taxes and minority interest] for the three fiscal years ending August 31, 2000, August 31, 2001 and August 31, 2002. At the end of the fiscal year ending August 31, 2000 if annual operating profits are at least $332,000, 26,666


                                      F24
      of the options will be deemed earned. If annual operating profits for the year ending August 31, 2001 are at least $558,000, an additional 26,667 of the options will be deemed earned. This level of operating profit was not achieved during fiscal 2000. If annual operating profits for the year ending August 31, 2002, are at least $700,000, an additional 26,667 of the options will be deemed earned. If annual operating profits in any of these three fiscal years are less than the required level, the options will be deemed earned if the cumulative amounts for operating profits are achieved. Any options that have not been earned in accordance with these provisions will expire. Notwithstanding that only 25% of options are vested each year pursuant to the provisions of the employee stock option plan, we will, at the end of the fiscal year ending August 31, 2002, waive the four year vesting period and deem all the options fully vested if operating profits for the three fiscal years are at least $1,590,000 and the President of Interlynx has not resigned from his employment or been terminated for cause prior to August 31, 2002 and that the consulting agreement with the Vice-President of Interlynx has not been terminated prior to August 31, 2002. Our Management has determined that the options granted represent contingent purchase consideration and accordingly will be recorded as part of the purchase price when determinable.

      The June 1, 1999 acquisition was recorded using the purchase method of accounting and, accordingly, the purchase price has been allocated as set out below:

                                                               $
------------------------------------------------------------------
Goodwill                                                    95,091
------------------------------------------------------------------
Purchase price                                              95,091
==================================================================

      The excess of cost over tangible assets acquired of $95,091 was allocated to goodwill, which is being amortized over twenty years.

      Our additional 49% share of the operating results of Interlynx are included in our consolidated statements of operations and retained earnings from the date of acquisition.

[b]   1113659 Ontario Ltd.

      Effective June 16, 1999 we acquired through its wholly-owned subsidiary, Magic, an additional 50% of the shares of Viewer Services, thereby making Viewer Services a wholly-owned subsidiary of Magic. This acquisition was recorded using the purchase method of accounting for a consideration of $1 and the assumption of net liabilities of approximately $144,000. Since we had decided not to continue with this


                                      F25
      business, the net assets originally recorded were expensed.

[c]   Magic Lantern Communications Ltd.

      Effective October 1, 1996, we acquired 100% of Magic and its subsidiaries for a purchase price of $1,553,315 calculated on a discounted basis. Magic is a Canadian corporation that distributes educational videos and provides related services. The acquisition was recorded using the purchase method of accounting and, accordingly, the purchase price has been allocated as set out below:

                                                                 $
----------------------------------------------------------------------
Goodwill                                                     2,219,623
Net liabilities assumed                                       (575,126)
Acquisition costs capitalized                                  (91,182)
----------------------------------------------------------------------
Total purchase price                                         1,553,315
======================================================================

            The excess of cost over tangible assets acquired of $2,219,623 was allocated to goodwill, which is being amortized over twenty years.

      The purchase price was satisfied by $450,000 in cash and the issue of two non-interest bearing promissory notes with a maturity value of $1,250,000. The first promissory note of $703,133 is repayable by cash payments of $78,133 on August 31, 1998, $312,500 on August 31, 1999 and $312,500 on
      August 31, 2000. Notwithstanding the foregoing, we have the right to elect up until June 30, 1998 to issue common shares in lieu of the aforesaid payments as follows: 12,276 shares on August 31, 1998, 49,097 shares on August 31, 1999 and 49,096 shares on August 31, 2000. Should we not elect to deliver common shares, the noteholder has the right, exercisable between July 1, 1998 and July 31, 1998, to require us to issue the common shares as described. The balance due of $78,133 on August 31, 1998 was satisfied by the issuance of 12,276 common shares. The balances due on August 31, 1999 and 2000 were satisfied by the issuance on August 31, 1999 of 49,097 and 49,096 shares respectively [note 12[b]], thereby fully extinguishing the first promissory note. The fair value of this promissory note at August 31, 1998 approximated its carrying value.

      The second promissory note of $546,867 is payable by cash payments of $312,500 on August 31, 1997 and $234,367 on August 31, 1998.
      Notwithstanding the foregoing, we have the right to elect up until June 30, 1997 to issue common shares in lieu of the aforesaid payments as follows: 49,097 shares on August 31, 1997 and 36,821 shares on August 31, 1998. The payment of $65,000 and the issuance of 38,158 common shares satisfied the balance due of $312,500 on August 31, 1997 on September 5, 1997. The balance due of $234,367 on August 31, 1998 was satisfied by the


                                      F26
      issuance of 36,821 common shares [note 12[b]]. The fair value of this promissory note approximates its carrying value.

      The operating results of Magic are included in our consolidated statements of operations and retained earnings from the date of acquisition.

[d]   Image Media Ltd. and Pilot Software

      Effective August 18, 1997, we acquired certain of the business assets of Image Media Ltd. and 802117 Ontario Inc., operating as Pilot Software, for cash of $590,000. This acquisition was recorded using the purchase method of accounting and, accordingly, the purchase price has been allocated as follows:

                                                             $
-----------------------------------------------------------------

Equipment                                                 481,000
Goodwill                                                   45,000
Inventory                                                  37,000
Sundry receivable                                          27,000
-----------------------------------------------------------------
Total purchase price                                      590,000
=================================================================

      The goodwill arising from this acquisition is amortized over 10 years.

[e]   GalaVu Entertainment Network Inc.

      On September 13, 1999, pursuant to an Asset Purchase Agreement dated as of the 10th day of September, 1999, we, through our wholly-owned subsidiary, GalaVu, acquired, effective as of September 13th, 1999, substantially all of the property and assets [excluding accounts receivable] of GalaVu Entertainment Inc. The purchase price was satisfied by the issuance of 100,000 of our common shares and the issuance of a promissory note [the "Note"]. The Note is secured by a general security interest in all of GalaVu's present and after-acquired assets. The Note shall be payable in cash or in our common shares annually, for the term consisting of each of the next five fiscal years in an amount equal to 50% of the earnings before interest, taxes, depreciation and amortization of GalaVu for the immediately preceding annual period. Pursuant to the provisions of the Note, the minimum amount to be received by the holder of the Note is as follows: fiscal 2001 - $300,000, fiscal 2002 - $500,000, fiscal 2003 -
      $750,000, fiscal 2004 - $875,000 and fiscal 2005 - $875,000. The present value of the Note, discounted at our average borrowing rate (6.5%) amounted to $2,662,698. The fair value of the Note at August 31, 2000 approximated its carrying value. The interest accretion on the discounted note amounted to $173,076 during fiscal 2000. This acquisition was recorded using the


                                      F27
      purchase method of accounting and accordingly the purchase price has been allocated as follows:

                                                               $
---------------------------------------------------------------------
Property and equipment                                      3,487,498
Assumption of liabilities                                    (529,440)
---------------------------------------------------------------------
Total purchase price                                        2,958,058
=====================================================================

      For the year ended August 31, 2000, Gala Vu's gross revenue and loss before taxes were as follows:

                      Gross Revenue          $6,517,940
                      Loss before taxes      ($ 441,636)
                      Per share date:
                       Basic loss                 (0.15)
                       Diluted                    (0.15)

16. SEGMENTED INFORMATION

We operate in the entertainment, education and e-commerce industries. Business segment information for the years ended August 31, 2000, 1999 and 1998 are as follows:

                                                                                  2000
                                                                                  ----
                                     Entertainment     Education       E-commerce      Unallocated      Inter-segment      Total
                                                                                                         adjustments
                                           $                $               $                                 $              $
------------------------------------------------------------------------------------------------------------------------------------
Total revenue                         14,320,649       5,247,764         586,756              --          (461,123)     19,694,046
Operating loss                           346,301        (645,208)       (914,315)       (822,515)           20,419      (2,015,318)
Identifiable assets                    8,592,258       3,492,952         396,652              --                --      12,481,862
Corporate assets                       4,975,030          68,644        (144,941)             --                --       4,898,733
Capital expenditures                     842,955         289,236          29,955              --                --       1,162,146
Depreciation and amortization          1,733,473         408,856         204,992              --                --       2,347,321
Income from equity investment                 --              --              --              --                --              --
====================================================================================================================================
                                                                                  1999
                                                                                  ----
                                     Entertainment     Education       E-commerce      Unallocated      Inter-segment      Total
                                                                                                         adjustments
                                           $                $               $                                 $              $
------------------------------------------------------------------------------------------------------------------------------------
Total revenue                          8,115,127       5,192,378         596,951              --         (483,814)      13,420,642
Operating profit (loss)                  204,843        (594,824)       (229,599)             --         (246,693)        (866,273)
Identifiable assets                    4,389,308       4,290,025         351,555              --                --       9,030,888
Corporate assets                       4,923,498        (182,367)      1,030,002              --                --       5,771,133
Capital expenditures                     350,836         147,761         103,036              --                --         601,633
Depreciation and amortization            900,770         428,376         100,073              --                --       1,429,219
Income from equity investment                 --          28,576              --              --                --          28,576
====================================================================================================================================
                                                                                  1998
                                                                                  ----
                                     Entertainment     Education       E-commerce      Unallocated      Inter-segment      Total
                                                                                                         adjustments
                                           $                $               $                                 $              $
------------------------------------------------------------------------------------------------------------------------------------
Total revenue                          8,498,545       5,054,376       1,367,430              --          (148,379)     14,771,972
Operating profit (loss)                1,266,418        (389,046)        418,385              --          (148,379)      1,147,378
Identifiable assets                    4,887,935       4,170,474         280,908              --                --       9,339,317
Corporate assets                       4,794,976         720,784       1,192,830              --                --       6,708,590
Capital expenditures                   1,787,043         223,700           1,800              --                --       2,012,543
Depreciation and amortization            784,113         434,449          92,127              --                --       1,310,689
Income from equity investment                 --         (25,658)             --              --                --         (25,658)
====================================================================================================================================


                                      F28

Operating income is equal to income before income taxes and minority interest, and includes deductions for items such as interest and depreciation and amortization. Identifiable assets by industry are those assets used in our operations in each industry. Corporate assets are principally cash and cash equivalents, short-term investments and intangible assets. We now have a 100% interest in Viewer Services [1999 - 100%, 1998 - 50%]. The investment was accounted for on the equity basis until June 30, 1999 when we purchased the remaining 50% of Viewer Services. Our equity in the income of Viewer Services was $28,576 in 1999 [1998 loss - $25,658].

Our business segments all operate primarily in Canada.

Revenues from one customer of our e-commerce segment represent $124,500 [$226,920 - 1999, $240,000 - 1998] of the e-commerce segment revenue.

The 1999 and 1998 comparative segmented information has been reclassified from statements previously presented to conform with the presentation of the 2000 segmented information.

17. RELATED PARTY TRANSACTIONS

Included in other receivables is approximately $155,000 [1999 - $160,000] of amounts due from employees and shareholders. The amounts are non-interest bearing and are due on demand.

18. SALE OF SUBSIDIARY

Effective June 1, 1999, we, through our wholly-owned subsidiary, Interlynx, sold its 60% interest in Universal Content Inc. ["UCI" - formerly known as Interlynx International Inc] for cash consideration of $110,813. UCI served as a marketing and sales arm of Interlynx for CD-ROM products. The operations of UCI were not significant to us and the marketing and sales of Interlynx CD-ROM products have been assumed by Interlynx.

19. SUBSEQUENT EVENTS

Pursuant to an asset purchase agreement dated September 1, 2000, Magic Lantern acquired the assets and business operations of Richard Wolff Enterprises, Inc., a company based in Illinois, for a purchase price of US$200,000. As a result, Magic Lantern has expanded its library of educational titles and now has access to the international distribution infrastructure formerly held by Richard Wolff Enterprises. The asset purchase agreement also contains a purchase price adjustment clause whereby the price may be adjusted upwards to a maximum of US$300,000 if certain revenue levels are achieved. Specifically, if gross revenues for the acquired business exceed US$500,000 for the 12 month period ending August 31, 2001, Magic Lantern will pay to Richard Wolff Enterprises


                                      F29

US$50,000, and if gross revenues exceed US$600,000 for the second 12 month period ending August 31, 2002, Magic Lantern will pay to Richard Wolff Enterprises an additional US$50,000. In addition, the asset purchase agreement provides that Richard Wolff, President of Richard Wolff Enterprises, has agreed to act as a consultant to Magic Lantern for a term of 2 years to assist in the transition and growth of the business as it expands internationally.

On September 19, 2000 pursuant to an Agreement of Purchase and Sale dated as of August 4, 2000, we and our subsidiary NNAC acquired, effective August 31, 2000, certain shares and net assets from Cameron Chell and Chell.com Ltd. ("Chell.com"). Pursuant to the Agreement, we acquired: (a) 480,000 common shares of cDemo Inc. (23%); (b) 875,000 common shares of Engyro, Inc. (34%); (c) 150,000 common shares of C Me Run Corp. (1%); and (d) 60,000 common shares Chell.com USA (100%). In addition, NNAC acquired 962,500 common shares of eSupplies (Alberta) Ltd. (27%) as well as certain net assets from Chell.com.

This acquisition has not been reflected in the accompanying financial statements since shareholder approval to ratify the above purchase transaction was not voted on and approved until September 8, 2000.

In consideration for this acquisition, we issued 5,396,733 shares of its common stock and NNAC issued 1,928,267 special convertible shares to Cameron Chell, Chell.com and others. Each share issued by NNAC is convertible into one share of our common stock. Pursuant to a Voting and Exchange Trust Agreement entered into with a trustee, whereby voting privileges have been granted, such shares issued by NNAC can be voted by the trustee immediately. The amount of shares issued was determined based upon an appraisal valuation of the investments and assets acquired which aggregated US $28,652,086.

Cameron Chell is the sole director and shareholder of Chell.com. Mr. Chell is also the President of Chell Group Corporation.

Our shares that were issued in exchange for shares of C Me Run Corp. (421,829) and eSupplies (Alberta) Inc. (1,476,398) have been placed in escrow until such time as certain conditions are met.

On October 10, 2000, we closed the sale of US$3,000,000 of a Convertible 10% Debenture to the VC Advantage Limited Partnership ("Holder"). The principal amount of the Debenture will be advanced in three consecutive monthly installments of US$1,000,000 each, on or about the tenth day of each month beginning October 10, 2000. This unsecured convertible debenture is due three years from issue. The Convertible Debenture bears interest at 10% per annum, payable upon conversion, redemption or maturity. The unpaid principal of the debenture bears interest from the date that it is actually advanced until paid. Interest is payable in cash or stock at our option. The Convertible Debenture is convertible into our common stock, at US$3.00 per share, in amounts specified by the Holder. The maximum number of common shares the Holder will receive is one million.


                                      F30

On the close date, we issued 50,000 warrants to purchase 50,000 common shares at US$3.00 per share. The warrants have a term of four years. Our President is the Chairman, a Director and a shareholder of the General Partner of the Holder.

On September 8, 2000 we changed our name from Networks North Inc. to Chell Group Corporation. On September 25, 2000 the Company's wholly-owned subsidiary, Networks North Acquisition Corporation changed its name to Chell Merchant Capital Group Inc.

20. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The 1999 and 1998 comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2000 consolidated financial statements.


                                      F31

                             CHELL GROUP CORPORATION
                         (Formerly Networks North Inc.)
      INTRODUCTION TO CONDENSED CONSOLIDATED PROFORMA FINANCIAL STATEMENTS
                                   (Unaudited)

The following unaudited proforma statement of operations has been prepared based upon certain proforma adjustments to the historical financial statements of Chell Group Corporation (the Company). This proforma statement of operations should be read in conjunction with the notes thereto and with the Company's historical financial statements included with its annual report on Form 10-K.

The accompanying financial statement has been prepared as if the transactions below had been consummated as of the beginning of the earliest period presented (September 1, 1999). Unless stated differently, all amounts are reflected in Canadian dollars.

On September 19, 2000, pursuant to an Agreement of Purchase and Sale dated as of August 4, 2000, the Company and its' subsidiary NNAC acquired, effective August 31, 2000, certain shares and net assets from Cameron Chell and Chell.com Ltd. ("Chell.com"). Pursuant to the Agreement, the Company acquired (a) 480,000 common shares of cDemo, Inc. (23%); (b) 875,000 common shares of Engyro, Inc. (34%); (c) 150,000 common shares of C Me Run Corp. (1%) and (d) 60,000 common shares of Chell.com USA (100%). In addition, NNAC acquired 962,500 common shares of eSupplies Ltd. (27%) as well as certain net assets from Chell.com.

In consideration for this acquisition, the Company issued 5,396,733 shares of its common stock and NNAC issued 1,928,267 special convertible shares to Cameron Chell, Chell.com and others. Each share issued by NNAC is convertible into one share of common stock of the Company. Pursuant to a Voting and Exchange Trust Agreement entered into with a trustee, whereby voting privileges have been granted, such shares issued by NNAC can be voted by the trustee immediately. The amount of shares issued was determined based upon an appraisal valuation of the investments and assets acquired which aggregated US$28,652,086.

As a result of this acquisition, the Company (the legal acquirer), is now predominantly owned (70%) by Cameron Chell and Chell.com, ("Chell shareholders") an entity in which Cameron Chell is the sole shareholder. Since the Chell shareholders (the legal acquiree) became the majority shareholders of the post-acquisition consolidated enterprise, this acquisition was reflected as a reverse acquisition.

In accordance with reverse acquisition accounting, the investment in these entities and the net assets acquired are being recorded in a manner similar to a pooling of interests whereby investments, assets and liabilities are carried forward at their book values, which aggregated $2,804,600.

The shares of the Company (421,829) that were issued in exchange for shares of C Me Run were placed in escrow until such time as certain conditions are met. Accordingly, the purchase of the shares of this entity will be recorded upon satisfaction of such conditions, and is therefore not reflected in the accompanying proforma financial statement.

The purchase price of the investments and net assets acquired from the Chell shareholders has been allocated as follows:

Investment in unconsolidated subsidiaries                             $      920
Fixed assets                                                           2,079,339
Other net assets                                                         724,341
                                                                      ----------
                                                                      $2,804,600
                                                                      ==========

The investments acquired pursuant to the agreement mentioned in the third paragraph, except for Chell.com USA which is consolidated, are being reflected under the equity method of accounting.

Since the acquisition is already reflected in the Company's historical balance sheet as of August 31, 2000, in Form 10-K, the proforma financial information includes a proforma statement of operations only.


                                      F32

                             CHELL GROUP CORPORATION
                         (Formerly Networks North Inc.)
             CONDENSED CONSOLIDATED PROFORMA STATEMENT OF OPERATIONS
                       FOR THE YEAR ENDED AUGUST 31, 2000
                                   (Unaudited)

                         (EXPRESSED IN CANADIAN DOLLARS)

                                                           Historical    Transactions and adjustments    Proforma
                                                           ----------    ----------------------------    --------
                                                                               Debit       Credit
                                                                               -----       ------
                                                                $                $           $               $
                                                                -                -           -               -
REVENUES                                                   19,693,946                                   19,693,946
                                                           ----------                                  -----------

COSTS AND EXPENSES:
         Costs of sales                                     7,657,960                                    7,657,960
         Selling, general and administrative               11,266,339                                   11,266,339
         Bad debts                                            140,090                                      140,090
         Interest and bank charges                            297,654                                      297,654
         Depreciation and amortization                      2,347,321       481,800 (a)                  2,829,121
         Loss from equity investments                              --           920 (b)                        920
                                                           ----------                                  -----------
                                                           21,709,364                                   22,192,084
                                                           ----------                                  -----------

LOSS BEFORE PROVISION FOR INCOME TAXES                     (2,015,418)                                  (2,498,138)

         Provision for income taxes                                --                                           --
                                                           ----------                                  -----------

LOSS BEFORE MINORITY INTEREST                              (2,015,418)                                  (2,498,138)

         Minority interest in net loss of subsidiary           29,476                                       29,476
                                                           ----------                                  -----------

NET LOSS                                                   (1,985,942)                                  (2,468,662)
                                                           ==========                                  ===========

LOSS PER COMMON SHARE                                                                                  $      (.25)
                                                                                                       ===========

WEIGHTED AVERAGE SHARES OUTSTANDING                                                                      9,776,213
                                                                                                       ===========


                                      F33

                             CHELL GROUP CORPORATION
                         (Formerly Networks North Inc.)
          NOTES TO CONDENSED CONSOLIDATED PROFORMA FINANCIAL STATEMENTS
                                   (Unaudited)

a) The Company has recorded depreciation expense on the assets acquired from Chell.com. Fixed assets acquired include computer and other equipment and leasehold improvements which are being depreciated on a straight line basis over 3-7 years.

b) Reflects the Company's share of the losses (not to exceed the carrying amounts of its investment) of the entities it acquired from the Chell shareholders using the equity method of accounting.

      The Company's equity in the losses of $2,655,628 is limited to the amount of its investment aggregating $920. If the entities subsequently report net income, the Company will record its equity in those earnings only after its share of that net income equals the share of net losses not recognized.


                                      F34